As filed with the Securities and Exchange Commission on October 15, 2012

Registration Number 333-176655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JTH Holding, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7200 (Primary Standard Industrial Classification Code Number)	27-3561876 (I.R.S. Employer Identification Number)

1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(757) 493-8855
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

James J. Wheaton
General Counsel, Vice President of Legal
and Governmental Affairs
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(757) 493-8855
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David W. Ghegan Patrick W. Macken Troutman Sanders LLP 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308 (404) 885-3139	Valerie Ford Jacob Paul D. Tropp Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public:
as soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Class A Common Stock, par value $0.01 per share	$90,000,000	$10,449

(1)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act. Includes underwriters' option to purchase additional shares.
(2)
Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 15, 2012

PRELIMINARY PROSPECTUS

                      Shares

JTH Holding, Inc.

Class A Common Stock

We are the holding company for JTH Tax, Inc., which operates under the name "Liberty Tax Service." We are offering                    shares of our Class A common stock, and the selling stockholders identified in this prospectus are offering                    shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Our Class A common stock is listed on The NASDAQ Global Market under the symbol "TAX." On                             , 2012, the last reported sale price of our Class A common stock on The NASDAQ Global Market was $               per share.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except holders of our Class B common stock are entitled to elect a majority of the members of our Board of Directors. In addition, each share of Class B common stock is convertible at any time into one share of Class A common stock.

Investing in our Class A common stock involves a high degree of risk. Please read "Risk Factors" beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to JTH Holding, Inc., before expenses
Proceeds to Selling Stockholders, before expenses

Delivery of the shares of Class A common stock is expected to be made on or about                             , 2012. We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional                    shares of our Class A common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                    , and the total proceeds to us, before expenses, will be $                    . Discounts, commissions and proceeds will be prorated between us and the selling stockholders.

Joint Book-Running Managers

Prospectus dated                             , 2012

You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our Class A common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

This prospectus includes trademarks, including "Liberty Tax," "Liberty Tax Service," "Liberty Income Tax," "Liberty Canada" and our logo, which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various third-party sources, on assumptions that we have made that are based on that data and other similar sources. Some data is also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, information relating to projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and by us.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." References in this prospectus to "years" are to our fiscal years, which end on April 30 unless otherwise noted, and all references to "tax season" refer to the period between January 1 and April 30 of the referenced year. Unless the context requires otherwise, the terms "Liberty Tax," "Liberty Tax Service," "we," "the Company," "us" and "our" refer to JTH Holding, Inc. and its consolidated subsidiaries.

The Company

Overview

We are one of the leading providers of tax preparation services in the United States and Canada. As measured by both the number of returns prepared and the number of retail offices, we are the third largest and fastest growing national retail preparer of individual tax returns in the United States and the second largest retail preparer of individual tax returns in Canada. From 2001 through 2012, we have grown our number of tax offices (including retail store kiosks) from 508 to nearly 4,200 and from the 2001 tax season to the 2012 tax season we increased the number of U.S. tax returns prepared in our offices from approximately 137,000 to nearly 1.8 million. We provide our customers with value-added federal and state tax preparation services and related financial products both in retail offices and online. Our target customers include taxpayers who for reasons of complexity, convenience or the need for prompt tax refunds desire the assistance of tax preparation services. Our customer growth is driven by our ability to capture an increasing share of a continuously expanding tax preparation market.

We believe that our franchise system is the keystone of our growth. Virtually all of our offices are operated by franchisees, which allows us to focus on marketing, franchisee coaching and support, financial product development and other initiatives that drive our overall success. In addition, our franchise model allows us to grow our tax preparation system with minimal capital expenditures or fixed cost investments.

Our franchise model has been recognized as an attractive investment opportunity for entrepreneurs. In May 2012, Entrepreneur Media ranked us as the eighth fastest growing franchise system, based on the number of new franchise units added in the U.S. and Canada from 2011 to 2012. In February 2012, Forbes ranked us the seventh best franchise in their "Top 20 Franchises for the Buck" list, based on the estimated minimum initial investment, store survival rate, training hours offered and the total number of franchise locations. We believe our system offers best in class training and support to both new and existing franchisees. We have focused on keeping the cost of establishing a Liberty Tax franchise relatively low compared to other opportunities available to potential franchisees in order to attract motivated entrepreneurs seeking to minimize their initial costs. We believe this low upfront capital requirement, combined with the potential for attractive office level profitability, provides an opportunity for a significant return on investment for our franchisees.

Our growth is also reflected in our financial performance. Our total revenues grew to $109.1 million in 2012 from $95.5 million in 2011 and $84.6 million in 2010, and our net income increased to $17.4 million in 2012 from $15.8 million in 2011 and $11.0 million in 2010. Our systemwide revenue, which is the base from which we derive franchise royalties, grew to $359.1 million in 2012, from $338.6 million in 2011 and $304.3 million in 2010. Our systemwide revenue represents the total tax preparation revenue generated by our franchised and company-owned offices.

Our Market Opportunity

During the 2012 tax season, there were approximately 134 million tax returns filed with the Internal Revenue Service ("IRS"). The IRS expects the number of tax returns to continue to grow, and projects a greater than 3% increase in tax return filings from 2012 to 2015. The tax return preparation market is divided into two primary sectors: paid tax preparation and "do it yourself" ("DIY") preparation. The paid tax preparation and DIY sectors are distinct, and although recent years have seen growth in the relative portion of the DIY sector that has been captured by online and software-based tax products, the separate paid tax preparation sector, in which we and our franchisees primarily compete, has also continued to grow. The growth in total returns filed with the IRS, the growth in the paid tax preparation sector and our growth within that sector are illustrated as follows:

	2001 Tax Season	2012 Tax Season
Total returns filed with IRS during January 1 - April 30 tax season	116 million	134 million
Percentage of returns filed through paid tax preparation sector	58%	60%
Liberty's share of the paid tax preparation sector	0.2%	2.2%

Based on available data, we believe that in 2012 less than 25% of the paid tax preparation market was represented by the national retail tax preparation companies: Liberty Tax and our two national competitors, H&R Block Inc. ("H&R Block") and Jackson Hewitt Tax Service Inc. ("Jackson Hewitt"), each operating under a different business model. While virtually all of our offices are operated by franchisees, H&R Block primarily operates company-owned offices and Jackson Hewitt operates a mixture of franchised and company-owned offices. The remaining portion of the paid tax preparation market is primarily comprised of tens of thousands of independent tax preparers operating at a local and regional level. We believe most of these independent preparers operate individual or a limited number of locations. We expect to benefit from anticipated industry consolidation in this highly fragmented tax preparation market because independent tax preparers may seek to exit the industry as they confront increased costs and regulatory requirements, including tax preparer certification requirements. Additionally, we believe the demands of many customers for their tax preparers to provide financial products that give them faster access to their tax refunds will also drive industry consolidation, given the increasing challenges faced by many independent tax preparers in providing these products.

Our Business Strengths

We attribute our success in the retail tax preparation industry to a number of strengths:

We are a market leader in providing retail tax preparation services.    We are presently the third largest provider of retail tax preparation services in the United States and the second largest provider of retail tax preparation services in Canada as measured by number of tax returns prepared and the number of retail offices. For the 2012 tax season, we had a network of 2,098 franchisees and nearly 4,200 offices, the majority of which had been opened within the past five years, and many of which are in the initial stages of growth. We believe that there is no existing smaller competitor in the retail tax preparation market that could challenge our market position on a national scale due to the expense and length of time required to develop the infrastructure, systems and software necessary to create and support a nationwide network of tax preparation offices. As a result, we believe that it would be difficult for an additional national competitor to emerge in our market for the foreseeable future. Moreover, our brand identity and substantial growth have helped us cement strong repeat business in our offices. Our brand is reinforced by our Liberty logo and our unique advertising techniques, which include personalized and highly visible marketing strategies. We believe our model creates a powerful platform that allows our franchisees to continue to grow their scale and profitability as they become more seasoned.

A highly scalable and attractive franchise business model.    Our franchise model enables us to rapidly expand while keeping capital expenditures and fixed cost investments low. Virtually all of our offices are operated by franchisees, which allows us to focus on marketing, training and expanding our value-added services, while our franchisees focus on locating and opening new office locations and increasing the number of customers at existing locations. We believe that our time-tested and proven franchise strategy, when combined with the economics of our low-cost franchise model, enables us to grow our brand by attracting highly motivated entrepreneurs. Our standard franchise fee per territory is $40,000, which is typically lower than other franchise opportunities, and we offer our franchisees flexible structures and financing options for franchise fees and royalty payments. We believe we offer a stable franchise opportunity and have designed our franchise model to closely align our interests with those of our franchisees in an effort to promote their profitability and return on investment. Our status as a market leader is demonstrated by the fact that we continue to be highly ranked in independent national publications that rank the attractiveness of franchise opportunities and franchisee satisfaction.

Our franchisee and consumer-oriented strategy drives our success and enhances our relationships with our franchisee base.    We believe that we must deliver value to both our franchisees and their customers to further drive our success. We encourage a collaborative and open culture among our franchise base and are proactive in providing ongoing training opportunities to both new and established franchisees. We actively manage our franchise base by enforcing franchisee performance standards in order to optimize systemwide revenue and the royalties we receive from our franchisees. Because of the room for growth in our franchise system, we provide our high-quality franchisees the opportunity to increase the number of offices they own and operate. Our franchise model appeals to a select group of highly motivated individuals who are attracted to a platform that requires them to be intensely focused during the relatively short tax season but also enables them to pursue other business and personal endeavors throughout the rest of the year. Because the personal success of our franchisees is directly tied to the success of their individual offices, we believe our franchisees are more focused than the operators of our primary competitors' non-franchised offices on both providing a positive customer service experience and delivering value to their customers.

The paid tax preparation business is inherently a neighborhood business, and we support our franchisees in utilizing our model in a way that allows them to maximize the success of their offices. Franchisees interact directly with existing and potential customers, which drives high customer loyalty within their market areas. We utilize our mix of franchisee support and services to mitigate the challenges of a franchise business model, which include our lack of direct control over day-to-day operations in the tax offices and our reliance on franchisee growth and expansion to grow our business.

We are a market leader in making financial product choices available to tax customers.    We recognize that some of our customers value the wide range of financial products we enable our franchisees to provide. We have consistently endeavored to provide our franchisees access to a full range of competitive product and service choices, including electronic refund checks ("ERCs"), prepaid debit cards loaded with their tax refund amounts, and refund based loans, along with other electronic filing products and services.

The evolving legal and regulatory climate surrounding some of the financial products that we have made available to our franchisees and their customers has required us to adapt quickly to new limitations that made it more difficult to offer customers the same financial product choices as were available in prior tax seasons. We have adapted to these challenges by developing alternatives for customers, including our "instant cash advance" ("ICA") product, and by ensuring that we are a market leader in this area, and although the law and regulations may continue to change, we expect to be able to continue to give our franchisees and their customers a range of financial product choices that will be at least as broad as that offered by our competitors.

Our experienced management team has a proven track record.    Our senior management team has significant experience in the tax preparation industry. Our founder, Chairman and CEO, John Hewitt, is a pioneer in the tax preparation industry. Prior to Liberty Tax, Mr. Hewitt began his career with H&R Block and was the founder of Jackson Hewitt. Likewise, our Chief Operating Officer, Rufe Vanderpool, has been with Liberty since 2004, and has been in the tax preparation industry since 1998, and our Chief Financial

Officer, Mark Baumgartner, has been with us since 2003. Many of our other key personnel also have a long history of working in the tax preparation industry.

Our Growth Strategy

We believe we are uniquely positioned within the retail tax preparation industry to seize the available growth opportunities. Our strategy for growth includes:

We plan to grow our number of franchised office locations within the U.S.    We plan to aggressively expand our number of office locations. We believe there is substantial untapped potential for us to add more than 7,000 additional offices, after which we would be comparable to the size of our largest national competitor, H&R Block. We believe we can increase the average number of tax offices operated by our franchisees by continuing to offer programs and support designed to encourage franchisees to expand their business. For example, we intend to place new and existing franchisees in remaining undeveloped geographic territories. We have recently begun to offer existing franchisees the ability to operate in additional territories for one tax season before electing to acquire those territories. We believe we can achieve this growth because we have a significant number of undeveloped territories. We also offer several innovative programs for new and existing franchisees, including the introduction in 2011 of a "zero franchise fee" alternative that allows franchisees to minimize their initial investment in exchange for paying higher royalties during the first five years of the franchise term. In addition, we recently entered into an agreement with Walmart that will allow Liberty Tax offices to operate as kiosks in a number of Walmart stores during the 2013 and 2014 tax seasons. We anticipate that our franchisees and we will operate these kiosks in more than 300 Walmart stores during the 2013 tax season.

We plan to grow our number of returns.    Many of our offices are relatively new, and as they continue to become more seasoned, will be able to add new customers who we expect will become repeat customers. Approximately 42% of our retail offices open during the 2012 tax season were in the first three years of operation, providing substantial room to add additional customers. Our new retail offices typically experience their most rapid growth during their first five years as they develop customer loyalty, operational experience and a referral base within their community. In addition, we believe that our unique marketing programs, customer oriented services, easy to use tax preparation software, and national presence will continue to drive the number of tax returns prepared in our franchised offices.

We are poised to take advantage of anticipated industry consolidation and strategic opportunities to increase our number of offices and returns.    We expect to benefit from anticipated industry consolidation as we believe many independent tax preparers will look to exit the industry as they confront increased costs, regulatory requirements and demands to provide financial products. We believe we will be a beneficiary of this consolidation because we are able to more efficiently address changing regulatory requirements due to our scale and also because we have succeeded in providing a fully competitive mix of the kinds of financial products sought by customers. In addition, our reputation in the market should continue to drive new customers to our brand, which will also enhance our position in a consolidating industry. As a result, we believe we will continue to accrete market share by virtue of our attractive platform for preparers and for new franchisees looking to capture customers from exiting independent preparers. We may also consider larger strategic transactions if those opportunities arise.

We may strategically acquire Area Developer ("AD") areas.    We operate under a two-tier franchise system, which includes franchisees operating retail offices in "territories" that encompass a target population of approximately 30,000 people and ADs that operate in areas that include large clusters of territories. We use ADs to help us build out our retail franchise base by marketing available franchise territories. We initiated our AD program in 2001, at a time when we were seeking to accelerate the growth of our franchise system. We continued utilizing the AD program in recent years to focus on areas with large underdeveloped groups of territories we believed would benefit from the dedicated sales attention that an AD would bring to our franchise sales process. We presently have 178 active AD areas, and as of July 31,

2012, those areas had 3,919 unsold franchise territories located within them. Our arrangements with our ADs require us to pay a substantial portion of the franchise fees and royalties we receive to our ADs. Although we still expect to grow our franchise network through the sale of new AD areas, opportunities often arise to acquire underperforming AD areas or AD areas in more mature markets at favorable terms, offering us better future profitability from the associated franchise locations as a consequence of repurchasing the area rights of those ADs.

We will leverage our financial products leadership to attract and retain customers and to market our competitive advantage to prospective franchisees.    We have expended considerable effort since 2009 to ensure that our franchisees are able to offer a complete range of tax-related financial products to our customers, and to provide our customers choices in these products. We began to pilot our ICA refund loan product in a limited number of states in the 2011 and 2012 tax seasons. We expect to be able to offer ICAs in more than 30 states in the 2013 tax season, and are exploring other alternatives to make tax settlement product choices available to consumers. We are also exploring product alternatives in the states where we may not offer ICAs. At the same time, we expect to continue to offer non-loan tax settlement products such as ERCs to customers in all of our offices. We believe that our innovation in offering alternatives to the traditional refund anticipation loan ("RAL") will allow us to attract and retain customers by meeting customer demand for quicker access to funds. This competitive advantage over some of our competitors who are not offering similar ranges of products should also permit us to demonstrate to prospective new franchisees, as well as franchisees considering expansion, the potential advantages of the Liberty Tax brand.

Risk Factors Associated with our Business

You should carefully consider the risks described under the "Risk Factors" section and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment.

Recent Stock Listing

We filed a registration statement on Form 10 with the Securities and Exchange Commission, which was declared effective on June 13, 2012. Accordingly, we became subject to the reporting requirements of Securities Exchange Act of 1934 in June 2012, and after a short period of trading on the over-the-counter bulletin board, became listed on The NASDAQ Global Market effective July 2, 2012. Our Class A Common Stock is traded under the symbol "TAX."

Corporate Information

We were originally incorporated in Delaware in September 2010 as JTH Holding, Inc. We are the holding company for JTH Tax, Inc. d/b/a Liberty Tax Service, which was incorporated in Delaware in October 1996. Our principal executive offices are located at 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454. Our corporate website address is www.libertytax.com. Information contained on or accessible through our website is not a part of this prospectus and the inclusion of our website addresses in this prospectus is an inactive textual reference only.

The Offering

Class A common stock offered by us	shares
Class A common stock offered by the selling stockholders	shares
Class A common stock to be outstanding after this offering	shares
Class B common stock to be outstanding after this offering	900,000 shares. The holders of our Class B common stock are entitled to elect a majority of the members of our Board of Directors. John Hewitt, our Chairman and Chief Executive Officer, owns all of the outstanding shares of our Class B common stock. See "Description of Capital Stock — Class A and Class B Common Stock — Voting."
Option to purchase additional shares	The underwriters also have an option to purchase up to an additional shares of Class A common stock from us and up to an additional shares of Class A common stock from the selling stockholders identified in this prospectus at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.
Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ , assuming the shares are offered at $ per share.
We plan to use the net proceeds we receive in this offering for general corporate purposes, including support of our franchisees and the facilitation of customer financial products.
We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our Class A common stock.
NASDAQ Global Market Symbol	"TAX"

The number of shares of our Class A common stock to be outstanding immediately after this offering is based on 13,125,833 shares of our Class A common stock (including shares issuable as a result of the conversion of exchangeable shares) outstanding as of September 30, 2012 and excludes:

  •
  2,475,177 shares of Class A common stock issuable upon the exercise of options outstanding as of September 30, 2012 granted pursuant to the JTH Tax, Inc. Stock Option Plan, as amended (the "1998 Stock Option Plan"), 2,032,677 of which were exercisable within 60 days of September 30, 2012; and

  •
  328,135 shares of Class A common stock issuable upon the exercise of options, and 15,971 shares underlying restricted stock units, outstanding as of September 30, 2012 and granted pursuant to our 2011 Equity and Cash Incentive Plan (the "2011 Equity and Cash Incentive Plan") and 1,957,739 shares reserved for grant or future issuance under that plan, none of which were exercisable or deliverable within 60 days of September 30, 2012.

Unless otherwise stated, information in this prospectus (except for the historical financial statements) assumes no exercise of the underwriters' option to purchase additional shares.

Summary Consolidated Financial and Other Data

The following tables summarize the consolidated financial data for our business. You should read this summary in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," and our consolidated financial statements and related notes, all included elsewhere in this prospectus. We derived the consolidated statements of income data for the years ended April 30, 2010, 2011 and 2012 and the consolidated balance sheet data as of April 30, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of April 30, 2010 has been derived from our audited consolidated financial statements not included in this prospectus. We derived the consolidated statements of income data for the three-month periods ended July 31, 2011 and 2012 and the balance sheet data as of July 31, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data as of July 31, 2011 from our unaudited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The unaudited consolidated financial information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The interim results of operations are not indicative of the results that may be expected for a full fiscal year because of the seasonality of our business.

	Fiscal Years Ended April 30,			Three Months Ended July 31,
	2010	2011	2012	2011	2012
	(dollars in thousands, except per share, per office amounts and fees per tax return)
Consolidated Statements of Income Data:
Revenue:
Franchise fees, net	$9,632	$13,148	$14,145	$1,203	$2,411
Royalties and advertising fees	41,413	46,879	49,964	1,018	1,007
Financial products	14,175	16,507	22,903	159	302
Other revenue	19,407	18,990	22,088	2,488	3,066

Total revenue	84,627	95,524	109,100	4,868	6,786
Total operating expenses	(68,264)	(67,009)	(79,445)	(12,906)	(16,733)

Income (loss) from operations	16,363	28,515	29,655	(8,038)	(9,947)
Interest expense	(1,947)	(1,954)	(1,854)	(312)	(292)
Other income	3,468	75	4	2	2

Income (loss) before income taxes	17,884	26,636	27,805	(8,348)	(10,237)
Income tax (expense) benefit	(6,882)	(10,874)	(10,394)	3,369	4,085

Net income (loss)	$11,002	$15,762	$17,411	$(4,979)	$(6,152)

Earnings (loss) per share of Class A common stock and Class B common stock
Basic	$0.75	$1.10	$1.24	$(0.44)	$(0.51)
Diluted	$0.73	$1.08	$1.23	$(0.44)	$(0.51)

	Fiscal Years Ended and as of April 30,			Three Months Ended and as of July 31,
	2010	2011	2012	2011	2012
	(dollars in thousands, except per share, per office amounts and fees per tax return)
Consolidated Balance Sheet Data:
Amounts due from franchisees and area developers, net of allowances	$86,838	$101,958	$112,639	$96,924	$110,673
Property, equipment and software, net	13,127	18,228	23,948	19,767	25,462
Total assets	126,886	147,793	188,741	148,943	176,741
Long-term debt, including current installments	4,734	4,458	28,985	28,308	40,008
Total stockholders' equity	75,196	84,127	100,202	78,086	95,282
Other Financial and Operational Data:
Adjusted EBITDA(1)	$30,238	$36,071	$39,601	$(6,020)	$(7,658)
Franchisees	1,901	1,941	2,098	*	*
Offices(2)	3,531	3,845	4,183	*	*
Offices per franchisee	1.86	1.98	1.99	*	*
Tax returns prepared	1,912,000	2,044,000	2,188,000	*	*
Net average fee per tax return prepared(3)	$170	$174	$173	*	*
Systemwide revenue(4)	$304,300	$338,600	$359,100	*	*
Systemwide revenue per office(3)(4)	$86,180	$88,062	$85,847	*	*

(1)
We define Adjusted EBITDA as net income (loss), plus: income tax expense (benefit), interest expense, non-recurring (income) expense, depreciation and amortization, foreign currency transaction (gain) loss, and stock-based compensation. Please see "Adjusted EBITDA" below for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

(2)
We measure our number of offices per fiscal year based on franchised and company-owned offices open at any point during the tax season.

(3)
Systemwide revenue per office and the net average fee per tax return prepared reflect amounts for our franchised and company-owned offices.

(4)
Our systemwide revenue represents the total tax preparation revenue generated by our franchised and company-owned offices. It does not represent our revenue, but because our franchise royalties are derived from the operations of our franchisees, and because we maintain an infrastructure to support systemwide operations, we consider growth in systemwide revenue to be an important measurement.

*
Because of the seasonality of our business, we have not reported information for the three-month periods ended and as of July 31, 2011 and 2012 because that information would not be meaningful.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus Adjusted EBITDA. Adjusted EBITDA represents net income, before income taxes, interest expense, depreciation and amortization and certain other items specified below. We have provided a reconciliation below of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because we seek to manage our business to achieve higher levels of Adjusted EBITDA and to improve the level of Adjusted EBITDA as a percentage of revenue. In addition, it is a key basis upon which we assess the performance of our operations and management. We also use Adjusted EBITDA for business planning and the evaluation of acquisition opportunities. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons. We believe the presentation of Adjusted EBITDA enhances our investors' overall understanding of the financial performance of and prospects for our business. Adjusted EBITDA is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income (loss), operating income (loss) or any other performance measures derived in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA for each of the periods indicated:

	Fiscal Years Ended April 30,			Three Months Ended July 31,
	2010	2011	2012	2011	2012
	(dollars in thousands)
Reconciliation of Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$11,002	$15,762	$17,411	$(4,979)	$(6,152)
Interest expense	1,947	1,954	1,854	312	292
Income tax expense (benefit)	6,882	10,874	10,394	(3,369)	(4,085)
Depreciation, amortization and impairment charges	7,305	6,062	7,169	1,622	1,891
Loss on discontinued use of software	5,570	—	—	—	—
Foreign currency transaction (gain) loss	(1,014)	(75)	(4)	(2)	(2)
Net gain on short-term investments	(2,454)	—	—	—	—
Costs associated with postponed IPO	—	—	1,348	—	—
Stock-based compensation expense	1,000	1,494	1,429	396	398

Adjusted EBITDA	$30,238	$36,071	$39,601	$(6,020)	$(7,658)

Risk Factors

The text below discusses the material risks faced by us of which we are aware. Before making an investment in our Class A common stock, you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including the information contained in our consolidated financial statements and the related notes. If any of the risks or uncertainties described below were to occur, our business, financial condition and results of operations would likely be materially and adversely affected. In these circumstances, the trading price of our common stock would likely decline, and you could lose all or part of your investment.

Risks Related To Our Business

Because much of our growth has been achieved through rapidly establishing new offices, we may not achieve the same level of growth in revenues and profits in future years.

Historically our growth has been driven by selling franchises and entering into agreements with ADs who have assisted us in expanding our geographic reach. Our future viability, profitability and growth will depend upon our ability to successfully operate and continue to expand our operations in the United States and Canada. Furthermore, our business has experienced rapid growth in the number of franchisees and office locations in large geographic markets, and our continued growth in those markets may not continue at the same pace. Our ability to continue to grow our business will be subject to a number of risks and uncertainties, and will depend in large part on:

  •
  adding new customers and retaining existing customers;

  •
  innovating new products and services to meet the needs of our customers;

  •
  finding new opportunities in our existing and new markets;

  •
  remaining competitive in the tax return preparation industry;

  •
  our ability to offer directly and to facilitate through others the sale of financial products;

  •
  attracting and retaining capable franchisees and ADs;

  •
  our success in replacing independent preparers with franchisees;

  •
  hiring, training and retaining skilled managers and seasonal employees; and

  •
  expanding and improving the efficiency of our operations and systems.

There can be no assurance that any of our efforts will prove successful or that we will continue to achieve growth in revenues and profits.

The highly seasonal nature of our business presents a number of financial risks and operational challenges, which if we fail to meet could materially affect our business.

Our business is highly seasonal, with the substantial portion of our revenue earned in the January through April "tax season" in the United States and Canada each year. The concentration of our revenue-generating activity during this relatively short period presents a number of challenges for us and our franchisees, including:

  •
  cash and resource management during the first eight months of our fiscal year, when we generally operate at a loss and incur fixed costs and costs of preparing for the upcoming tax season;

  •
  the availability of seasonal employees willing to work for our franchisees for little more than the minimum wage, with minimal benefits, for periods of less than a year;

  •
  the success of our franchisees in hiring, training, and supervising these employees and dealing with turnover rates;

  •
  accurate forecasting of revenues and expenses, because we may have little or no time to respond to changes in competitive conditions, markets, pricing, and new product offerings by competitors, which could affect our position during the tax season;

  •
  disruptions in one tax season, including any customer dissatisfaction issues, may not be discovered until the following tax season; and

  •
  ensuring optimal uninterrupted operations during peak season.

If we experience significant business disruptions during the tax season or if we or our franchisees are unable to meet the challenges described above, we could experience a loss of business, which could have a material adverse effect on our business, financial condition and results of operations.

Our future success will depend in part upon the continued services of our senior management, including our CEO, as well as our ability to attract and retain capable middle management.

Failure to maintain the continued services of senior management personnel or to attract and maintain capable middle management could have a material adverse effect on us. If any of our senior management were to leave the company, including our Chairman and CEO, John Hewitt, it could be difficult to replace him or her, and our operations and ability to manage day-to-day aspects of our business, as well as our ability to continue to grow our business, may be materially adversely affected. Our future success will also depend in part upon our ability to attract and retain capable middle management, such as regional directors, consultants for franchised offices, training directors, tax advisors and computer personnel, having the specific executive skills necessary to assist us and our franchisees. We face competition for personnel from numerous other entities, including competing tax return preparation firms, some of which have significantly greater resources than us.

Because we are not a financial institution, we can only facilitate the sale of financial products through our arrangements with financial institutions and other financial partners, and if these arrangements are terminated for any reason, we may not be able to replace them on acceptable terms or at all.

In the United States, approximately 21% of our net revenue during our 2012 fiscal year was directly derived from our facilitation of the sale of financial products provided to our customers by financial institutions and other lenders or providers, and we believe that percentage may grow in future tax seasons. Our tax return preparation business is also, to some extent, dependent on our ability to facilitate the sale of these products, because our customers are often attracted to our business by the expectation that these products will be available. Financial products that monetize future tax refunds are specialized financial products, and if our arrangements with the financial institutions and other partners that provide our financial products were to terminate and we were unable to enter into an alternative relationship on acceptable terms, or at all, our financial results could be materially adversely affected. In addition, any changes in our contractual terms with these financial institutions and other partners that result in a reduction in our fee income, if not offset by customer growth associated with lower fees, could adversely affect our profitability. See "— Risks Related to Regulation of Our Industry — We may be unsuccessful in litigation that characterizes ERCs as loans, which could subject us to damages and additional regulation, and which could adversely affect our ability to offer financial products and have a material adverse effect on our operations and financial results."

The loan products that we offer through non-bank lenders may be limited in scope, are dependent on the availability of financing, may be more expensive and could subject us to greater risk of loss.

During the 2011 tax season, we entered into a relationship with a non-bank lender to offer our ICA product to customers in a limited number of our offices. We expanded this program in the 2012 tax season and expect further expansion of similar arrangements in subsequent tax seasons, particularly in light of our previous bank partner's inability to offer RALs after the 2012 tax season. See "Business — Tax Preparation in the Liberty System — Loan Based Products." Because some of the products such as ICAs being offered and expected to be offered by us are being offered in conjunction with third party lenders that are not subject to federal banking law regulations, the products that we offer through these lenders subject us to additional laws and regulation at the state level. These laws and regulations may make the products more expensive for us to offer and may increase the cost of these products to our customers. Moreover, we do not expect to be able to offer ICAs in all of the states in which we previously offered RALs due to certain regulatory restrictions. Our ability to maintain and expand the program will depend on the availability of additional third-party financing we have not yet secured. The impact of this additional layer of regulation and the availability of funding may therefore limit our product offerings, and adversely affect our profitability. Moreover, because we are continuing to develop loan underwriting criteria for ICAs, these third parties may experience a higher rate of loss on these loans. We guaranteed loan losses incurred by the third party lender in our ICA program during 2011 and 2012, and if we incur losses as a result of similar guarantees in the future that exceed our income related to these products, they could adversely affect our results of operations. To the extent ICAs become a more significant product in our portfolio of financial products, our risk of incurring losses due to these or similar guarantees will also increase.

We face significant competition in the tax return preparation business and face a competitive threat from software providers and internet businesses that increasingly enable and encourage taxpayers to prepare their own tax returns.

The tax return preparation industry is characterized by intense competition. We compete with H&R Block and Jackson Hewitt, which are larger and more widely recognized than us, and with smaller independent tax return preparation services, small franchisors, regional tax return preparation businesses, accounting firms and financial service institutions that prepare tax returns as part of their business. Additionally, many taxpayers in our target market prepare their own returns. The availability of these alternative options may reduce demand for our products and limit the fees our franchisees can charge, and competitors may develop or offer more attractive or lower cost products and services than ours, which could erode, our consumer base.

We also face increased competitive challenges from the online and software self-preparer market, including the Free File Alliance ("FFA"), a consortium of the IRS and online preparation services that provides free online tax return preparation, and assistance from volunteer organizations that prepare tax returns at no cost for low-income taxpayers. In addition, many of our direct competitors offer certain free online tax preparation and electronic filing options, and limited in-office promotions of free tax preparation services. Government tax authorities, volunteer organizations and direct competitors may elect to expand free offerings in the future. Intense price competition, including offers of free service, could result in a loss of market share, lower revenues or lower margins. Our ability to compete in the tax return preparation business depends on our product offerings, price for services, customer service, the specific site locations of our offices, local economic conditions, quality of on-site office management, the ability to file tax returns electronically with the IRS and the availability of financial products to our customers.

We rely on our own proprietary tax preparation software, and any difficulties in deploying or utilizing our software each tax season could adversely affect our business.

We have utilized our own tax preparation software, beginning with the 2007 tax season. However, tax changes made by the federal and state governments each year, and changes in tax forms, require us to make substantial changes to our software before the beginning of each tax season. Although we engage in extensive testing of our software before deploying it in our franchisees' tax preparation offices, any problems with the rollout of the new software each season could delay our franchisees' ability to file tax returns at the beginning of the tax season, and could adversely affect our business.

Our failure to protect our intellectual property rights may harm our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

We regard our intellectual property as critical to the success of our business. Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There are no assurances that we will be able to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. In addition, third parties may assert infringement claims against us. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. Litigation is time-consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

Our business relies on technology systems and electronic communications, which, if disrupted, could significantly affect our business.

Our ability to file tax returns electronically and to facilitate financial products depends on our ability to electronically communicate with all of our offices, the IRS, state tax agencies and the financial institutions that provide the financial products. Our electronic communications network is subject to disruptions of various magnitudes and durations. Any severe disruption of our network or electronic communications, especially during the tax season, could impair our ability to complete our customers' tax filings, to provide financial products from financial institutions or to maintain our operations, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our financing sources and any loss of financing could materially and adversely affect our operating results and our ability to expand our business.

We are dependent upon the continued availability of our credit facility, which consists of a term loan and a revolving loan, in order to fund our seasonal needs and for the further expansion of our business. Were we to default on our financing or otherwise lose access to our sources of credit, our ability to provide financing to our franchisees would be significantly impaired, and may result in certain offices closing if our franchisees are not able to secure alternative financing for their working capital needs. In addition, our ability to expand our business would be impaired. We may need to obtain new credit arrangements and other sources of financing to continue to provide financing to our franchisees, to meet future obligations and to fund our future growth. Our ability to maintain or refinance our debt and fund other obligations depends on our successful financial and operating performance and the availability of funds from credit markets. There is no assurance that when our credit facility matures in 2017, we will be able to renew or refinance our debt or enter into new credit arrangements on terms similar to those of our existing loans.

Our credit facility contains restrictive covenants and other requirements that may limit our business flexibility by imposing operating and financial restrictions on our operations.

Our credit facility is secured by substantially all of our assets, including the assets of our subsidiaries. We are subject to a number of covenants that could potentially restrict how we carry out our business, or that require us to meet certain periodic tests in the form of financial covenants. The restrictions we consider to be material to our ongoing business include the following:

  •
  We must satisfy a "leverage ratio" test that is based on our outstanding indebtedness at the end of each fiscal quarter.

  •
  We must satisfy a "fixed charge coverage ratio" test at the end of each fiscal quarter.

  •
  We must reduce the outstanding balance under our revolving loan to zero for a period of at least 45 consecutive days each fiscal year.

Our credit facility also contains customary affirmative and negative covenants, including limitations on indebtedness, limitations on liens and negative pledges, limitations on investments, loans and acquisitions, limitations on mergers, consolidations, liquidations and dissolutions, limitations on sales of assets, limitations on certain restricted payments and limitations on transactions with affiliates, among others. Our revolving credit facility also includes change of control provisions that may result in our obligations under that facility accelerating if certain change of control events were to occur, including if John Hewitt, our Chairman and CEO, ceases to control our company.

A breach of any of these covenants, tests or mandatory payments could limit our ability to borrow funds under the revolving loan or result in a default under our credit facility. In addition, these covenants may prevent us from incurring additional indebtedness to expand our operations and execute our business strategy, including making acquisitions. We may also from time to time seek to refinance all or a portion of our debt or incur additional debt in the future. Any such future debt or other contracts could contain covenants more restrictive than those in our existing credit facility. Our ability to comply with the covenants, tests or mandatory payments in our credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions or our ability to make financial products available to our customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview of factors affecting our liquidity — Credit facility."

Our floating rate debt financing exposes us to interest rate risk.

We may borrow amounts under our revolving loan that bear interest at rates that vary with prevailing market interest rates. Accordingly, if we do not adequately hedge our interest rate risk, a rise in market interest rates will adversely affect our financial results. We expect to draw most heavily on our revolving loan from July through January of each year and then repay all or substantially all of the borrowings by the end of each tax season. Therefore, a significant rise in interest rates during our off-season could have a disproportionate impact on our financial results during these months.

The lines of business in which we operate involve substantial litigation, and such litigation may damage our reputation or result in material liabilities and losses.

We have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation arising in connection with our various business activities. Adverse outcomes related to litigation could result in substantial damages and could cause our net income to decline or may require us to alter our business operations. Negative public opinion can also result from our actual or alleged conduct in such claims, possibly damaging our reputation, which could negatively impact our financial performance and could cause the market price of our stock to decline. See "Business — Legal Proceedings."

If we fail to protect, or fail to comply with laws and regulations related to, our customers' personal information, we may face significant fines, penalties or damages and our brand and reputation may be harmed.

Privacy concerns relating to the disclosure of consumer financial information have drawn increased attention from federal and state governments in the United States. The IRS generally prohibits the use or disclosure by tax return preparers of taxpayers' information without the prior written consent of the taxpayer. In addition, the Gramm-Leach-Bliley Act and other Federal Trade Commission ("FTC") regulations require financial service providers, including tax return preparers, to adopt and disclose consumer privacy policies and provide consumers with a reasonable opportunity to opt out of having personal information disclosed to unaffiliated third parties for advertising purposes. We and our franchisees manage highly sensitive client information in our operations, and although we have established security procedures to protect against identity theft and require our franchisees to do the same, breaches of our customers' privacy may occur. If the measures we have taken prove to be insufficient or inadequate or if our franchisees fail to meet their obligations in this area, we and our franchisees may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our brand and reputation, which in turn could negatively impact our ability to retain our customers. We may be required to invest additional resources to protect us against damages caused by these actual or perceived disruptions or security breaches in the future. We could also suffer reputational harm from a security breach or inappropriate disclosure of customer information. Changes in these federal and state regulatory requirements could result in more stringent requirements and could result in a need to change business practices, including how information is disclosed. These changes could have a material adverse effect on our business, financial condition and results of operations.

If we and our franchisees are unable to attract and retain qualified employees, our financial performance could be materially adversely affected.

Both we and our franchisees depend on the ability to hire a substantial number of seasonal employees for each tax season. We require seasonal employees in order to staff our franchises and customer call centers and company-owned offices, and our franchisees require employees to implement marketing programs, to act as tax preparers and to otherwise staff their offices. The ability of our franchisees and us to meet our labor needs is subject to many external factors, including competition for qualified personnel, unemployment levels in each of the markets in which we have offices, prevailing wage rates, minimum wage laws, and workplace regulation. Our franchisees require a substantial number of employees who are willing to become trained as tax preparers, and who have the ability to engage in temporary, seasonal employment. Moreover, in addition to our seasonal employees, we hire a substantial number of full-time employees who are required to have the technical skills necessary to participate in software development, database management, and other highly technical tasks. If we and our franchisees are not able to hire a sufficient supply of qualified seasonal employees, or if we are not able to secure employees with the technical skills we require for other purposes, our ability to serve our customers in our offices, to deploy our marketing programs, and to maintain the services that our franchisees require may be compromised and have a material adverse effect on our business.

An increase in the minimum wage may adversely affect the operations of our franchisees.

Many of the seasonal employees hired by our franchisees for each tax season receive compensation at or near the minimum wage. If our franchisees experience increases in payroll expenses as a result of government-mandated increases in the minimum wage, their costs of operation may increase at a rate greater than their ability to raise the prices of the services they offer. If this occurs, our franchisees may not be able to maintain seasonal employment at levels that will provide an optimal level of customer service and marketing support, their marketing and advertising programs may be less effective, and their results of operations may be adversely affected, which could in turn adversely affect our results of operations.

If credit market volatility affects our financial partners or franchisees, our business and financial performance could be adversely affected.

In recent years, the credit markets experienced unprecedented volatility and disruption, causing many lenders and institutional investors to cease providing funding to even the most creditworthy borrowers or to other financial institutions. If additional credit market volatility prevents our financial partners from providing financial products to our customers, limits the financial products offered or results in us having to incur further financial obligations to support our financial partners, our revenues or profitability could decline. The cost and availability of funds has also adversely impacted our franchisees ability to grow and operate their businesses, which could cause our revenues or profitability to decline. In addition, continued disruptions in the credit markets could adversely affect our ability to sell territories to new or existing franchisees, causing our revenues or profitability to decline.

Because the tax season is relatively short and straddles two quarters, our quarterly results may not be indicative of our performance, which may increase the volatility of the trading price of our Class A common stock.

We experience quarterly variations in revenues and operating income as a result of many factors, including the highly seasonal nature of the tax return preparation business, the timing of off-season activities and the hiring of personnel. Due to the foregoing factors, our quarter-to-quarter results vary significantly. In addition, because our peak period straddles the third and fourth quarters, any delay or acceleration in the number of tax returns processed in January may make our year-to-year quarterly comparisons not as meaningful as year-to-year tax season comparisons. To the extent our quarterly results vary significantly from year to year, our stock price may be subject to significant volatility.

Risks Related to Our Franchise Business

Our success is tied to the growth and operations of our franchises.

Our financial success depends on our franchisees and the manner in which they operate and develop their offices. We do not exercise direct control over the day-to-day operations of our franchises, and our franchisees may not operate their offices in a manner consistent with our philosophy and standards and may not increase the level of revenues generated compared to prior tax seasons. Our growth and revenues may therefore be adversely affected. There can be no assurance that the training programs and quality control procedures we have established will be effective in enabling franchisees to run profitable tax preparation businesses or that we will be able to identify problems or take corrective action quickly enough. In addition, failure by a franchisee to provide service at acceptable levels may result in adverse publicity that can materially adversely affect our reputation and ability to compete in the market in which the franchisee is located.

If our franchisees fail to open offices in new territories, or if they are not successful in operating their new offices, our franchise-related revenue and results of operation will be adversely affected.

Each year, we anticipate adding offices to our franchise system, but the opening of these offices depends on the purchase of additional territories by our franchisees, and on the opening of offices in territories previously purchased and newly purchased. Many factors go into opening a new office, including obtaining a suitable office location, the availability of sufficient start-up capital, and the ability to recruit tax preparers and other personnel to work in new offices. If a significant number of offices that we expect to be open in a tax season fail to open, are delayed, or open in unsuitable locations or with insufficient personnel, the revenue we expect to receive from royalty payments and the repayment of indebtedness to us by our franchisees will be adversely affected. Because we utilize an almost exclusively franchise business model, we do not have the same flexibility to open new offices as our competitors that make greater use of company-owned offices.

Our operating results may be adversely affected by the default of our franchisees and ADs on loans made by us or third parties.

We extend financing to certain franchisees for initial franchise fees, as cash advances for their working capital needs and for other purposes. The financing is in the form of promissory notes payable to us. There can be no assurance that any franchisee will generate revenue sufficient to repay any amounts due, nor is there any assurance that any franchisee will be able to repay through other means any amounts due. At July 31, 2012, the aggregate amount due to us from franchisees for financing was more than $78 million (which includes amounts owed to ADs for their portion of royalties and franchise fees), including accrued interest. This aggregate amount typically increases over the first three quarters of the fiscal year as we provide additional advances to franchisees. Any failure by the franchisees to pay these amounts, if the amounts are not recoverable by us through other means, could have a material adverse effect on our financial performance.

We also extend financing to ADs from time-to-time for a portion of their area development fees. At July 31, 2012, the amount due to us from ADs for financing was $21.0 million. If our ADs fail to pay these amounts, and if the amounts are not recoverable by us through other means, our business and financial condition may be adversely affected.

Moreover, in some cases, we may be liable for office leases or other contractual obligations that have been assumed by purchasers of company-owned offices and acquired tax practices. If the franchisees default on third-party obligations for which we continue to have liability, our operating results will be adversely affected.

We may be held responsible by third parties, regulators or courts for the action of, or failure to act, by our franchisees, and be exposed to possible fines, other liabilities and bad publicity.

We grant our franchisees a limited license to use our registered service marks and, accordingly, there is risk that one or more of the franchisees may be identified as being controlled by us. Third parties, regulators, or courts may seek to hold us responsible for the actions or failures to act by our franchisees. The failure of our franchisees to comply with laws and regulations may expose us to liability and damages that may have an adverse effect on our business.

The Liberty Tax brand could be impaired due to actions taken by our franchisees or otherwise.

We believe the Liberty Tax brand is one of our most valuable assets in that it provides us with a competitive advantage, particularly over our competitors that do not have a national presence. Our franchisees operate their businesses under our brand. Because our franchisees are independent third parties with their own financial objectives, actions taken by them, including breaches of their contractual obligations, and negative publicity associated with these actions, could adversely affect our reputation and brand more broadly. Any actions as a result of conduct by our franchisees or otherwise which negatively impacts our reputation and brand may result in fewer customers and lower revenues and profits for us.

Our tax return preparation compliance program may not be successful in detecting all problems in our franchisee network.

Although our tax return preparation compliance program seeks to monitor the activities of our franchisees, it is unlikely to detect every problem. While we have implemented a variety of measures to enhance tax return preparation compliance as well as our monitoring of these activities, there can be no assurance that franchisees and tax preparers will follow these procedures. Failure to detect tax return preparation compliance issues could harm our reputation and expose us to the risk of government investigation or litigation and could subject us to remedies that could cause our revenues or profitability to decline.

Disputes with our franchisees may have a material adverse effect on our business.

From time to time, we engage in disputes with some of our franchisees, and some of these disputes result in litigation or arbitration proceedings. Disputes with our franchisees may require us to incur significant legal fees, subject us to damages, and occupy a disproportionate amount of management's time. A material increase in the number of these disputes, or unfavorable outcomes in these disputes, may have a material adverse effect on our business. To the extent we have disputes with our franchisees, our relationships with our franchisees could be negatively impacted, which could hurt our growth prospects or negatively impact our financial performance.

Our operating results depend on the effectiveness of our marketing and advertising programs and franchisee support of these programs.

Our revenues are heavily influenced by brand marketing and advertising. If our marketing and advertising programs are unsuccessful, we may fail to retain existing customers and attract new customers, which could limit the growth of our revenues or profitability or result in a decline in our revenues or profitability. Moreover, because franchisees are required to pay us marketing and advertising fees based on a percentage of their revenues, our marketing fund expenditures are dependent upon sales volumes of our franchisees.

The support of our franchisees is critical for the success of our marketing programs and any new strategic initiatives we seek to undertake. While we can mandate certain strategic initiatives through enforcement of our franchise agreements, we need the active support of our franchisees if the implementation of our marketing programs and strategic initiatives is to be successful. Although certain actions are required of our franchisees under the franchise agreements, there can be no assurance that our franchisees will continue to support our marketing programs and strategic initiatives. The failure of our franchisees to support our marketing programs and strategic initiatives would adversely affect our ability to implement our business strategy and could have a material adverse effect on our business, financial condition and results of operations.

Our zero franchise fee sales model may produce less revenue than our standard franchise fee model.

In June 2011, we introduced a new option for new and existing franchisees to purchase territories without the payment of a franchise fee. This arrangement requires the franchisee to pay higher royalties for the first five years of the new franchise. The zero franchise fee sales model has caused a reduction in the franchise fee revenue we receive from franchise territory sales. If this program is unsuccessful, the franchisees may fail to generate future royalties at a higher rate sufficient to offset the franchise fee revenue we forgo. In addition, franchisees may find it difficult to conduct their operations successfully because a greater percentage of their revenues will be diverted to pay higher royalties. If the new model does not generate new and successful offices, our ability to grow our revenues and profitability may be materially and adversely affected.

Risks Related to Regulation of Our Industry

Federal and state regulators may impose new regulations on non-loan financial products that would make those products more expensive for us to offer or more difficult for our customers to obtain.

Consumer advocacy organizations and some government officials have asserted that non-loan financial products, such as the ERCs we offer, should be treated as loan products or otherwise be more heavily regulated. These groups assert that ERCs and similar products are loans because most customers complete the payment for their tax preparation and related fees at the time their refund is disbursed and that the customer has therefore received an extension of credit because of a purported deferral of the tax preparation fees until the refund is received. We are subject to a lower state court judgment in the State of California, which we are in the process of appealing, that treats ERC products that we provide in that state as if they were loans. In addition, certain litigation discussed below involving us and others in the tax industry include claims that ERCs and similar products constitute loans. If we are unsuccessful in our California appeal or if other state or federal courts or agencies successfully require us to treat ERCs as if they are loans, we may be subject to the cost of additional regulation, including disclosure requirements that could reduce the demand for these products by potential customers, and may be subject to limitations on our ability to offer these products, which could materially adversely affect our operations. See "Business — Legal Proceedings" and "— Regulation — Potential regulation of ERCs or treatment of ERCs as loans."

We may be unsuccessful in litigation that characterizes ERCs as loans, which could subject us to damages and additional regulation, and which could adversely affect our ability to offer financial products and have a material adverse effect on our operations and financial results.

We were sued in November 2011 in four states, and additional lawsuits have been filed in five other states since the initial filings. These cases have now been consolidated before a single judge in federal court in the Northern District of Illinois. The consolidated complaint alleges violations of state-specific RAL and other consumer statutes, alleging that an ERC represents a form of RAL, because the taxpayer is "loaned" the tax preparation fee, and that an ERC is therefore subject to federal truth-in-lending disclosure and state law requirements regulating RALs. We are aware that virtually identical lawsuits have been filed against three of our competitors.

Although this litigation is at an early stage, and no resolution is expected in the near term, we may be subject to damages in these cases, which purport to be class action lawsuits. These damages could be based on fees charged to prior customers, and could be substantial if we are not able to recover those damages from our financial product partners who designed the ERC programs and related disclosures. Moreover, if we are unsuccessful in these cases, we may also become subject to existing state regulations governing RALs (in the states that have such regulations) and the costs of additional regulation, including disclosure requirements, and we may be subject to limitations on our ability to offer these products. These additional disclosure requirements could reduce the demand for these products by potential customers, and the possible application of state lending and other RAL-related statutes and regulations might adversely affect our fee income to the extent those statutes or regulations impose limitations on fees that we now charge in connection with ERCs. If it becomes more difficult for us and our franchisees to offer these products to taxpayers, or if we are subject to damages in this litigation, it could materially and adversely affect our operations and financial results. See "Business — Regulation — Potential regulation of ERCs or treatment of ERCs as loans."

The failure by us, our franchisees or the financial institutions and other lenders that provide financial products to our customers through us and our franchisees to comply with legal and regulatory requirements, including with respect to tax return preparation or financial products, could result in substantial sanctions against us or require changes to our business practices that could harm our profitability and reputation.

Our tax return preparation business, including our franchise operations and facilitation of financial products, are subject to extensive regulation and oversight in the United States by the IRS, the FTC and by federal and state regulatory and law enforcement agencies and similar entities in Canada. The profitability of our future operations will therefore depend in large part on our continued ability to comply with federal and state franchise regulations, and in Canada on our continued ability to comply with Canadian and provincial franchise regulations. If governmental agencies with jurisdiction over our operations were to conclude that our business practices, the practices of our franchisees, or those of financial institutions and other lenders with which we conduct our business, violate applicable laws, we could become subject to sanctions that could have a material adverse effect on our business, financial condition and results of operations. These sanctions may include, without limitation:

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  civil monetary damages and penalties;

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  criminal penalties; and

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  injunctions or other restrictions on the manner in which we conduct our business.

In addition, the financial institutions and other providers of financial products to our customers are also subject to significant regulation and oversight by federal and state regulators, including banking regulators. The failure of these providers to comply with the regulatory requirements of federal and state government regulatory bodies, including banking and consumer protection laws, could affect their ability to continue to provide financial products to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our customers' inability to obtain financial products through our tax return preparation offices could cause our revenues or profitability to decline. We also may be required to change business practices, which could alter the way financial products are facilitated and could cause our revenues or profitability to decline.

Federal and state legislators and regulators have increasingly taken an active role in regulating RALs, and because our ability to offer RALs or similar products in future tax seasons may be limited, demand for our services may be reduced, we may be exposed to additional credit risk and our business may be harmed.

From time to time, government officials at the federal and state levels introduce and enact legislation and regulations proposing to regulate or prevent the facilitation of RALs and similar financial products, and take other actions that have the effect of restricting the availability of RALs. Certain of the proposed legislation, regulations and activities could increase costs to us, our franchisees and the financial institutions and other parties that provide our financial products, or could negatively impact or eliminate the ability of financial institutions to provide RALs and similar products through tax return preparation offices.

The financial institutions that have provided financial products such as RALs are subject to significant regulation and oversight by federal and state regulators, including banking regulators. Due to the specialized nature of RALs and other financial products, relatively few financial institutions have offered them. In the 2011 and 2012 tax seasons, the provider of RALs to our customers, Republic Bank & Trust Company ("Republic Bank") was the last bank continuing to offer RALs in any significant number, because several other banks had exited the business under regulatory pressure. In December 2011, Republic Bank reached a settlement with the Federal Deposit Insurance Corporation ("FDIC") that required Republic Bank to cease to offer RALs after the 2012 tax season. For this reason, if we are to continue to offer RALs or similar refund-related loans (such as ICAs) to our customers in the 2013 and subsequent tax seasons, we will be required to do so through non-bank lenders.

In August 2010, the IRS announced that, starting in 2011, it would no longer provide tax preparers or RAL providers with the debt indicator ("DI"), which was used by financial institutions to determine whether to extend credit to a taxpayer in connection with the facilitation of a RAL. In eliminating the DI, the IRS no longer discloses to financial institutions or tax preparers if a taxpayer owes the federal government any money that will be deducted from the taxpayer's expected income tax refund. This action caused Republic Bank during the 2011 and 2012 tax seasons to lower loan amounts available for RAL funding, tighten their credit underwriting criteria resulting in lower approval rates, and increase their pricing for RALs. The unavailability of the DI also subjects us to additional risks when we originate refund-related loans through non-bank lenders because those loans are more difficult for the lenders to underwrite and the lenders therefore require us to assume increased risk with respect to the loans.

Even if we continue to develop relationships that allow us to offer refund-related loans to our customers through non-bank lenders, the laws and regulations that apply to those lenders and us may make these products more expensive to offer, or limit their availability to our customers. The loss of the DI will likely cause approval rates and loan amounts to be lower in future tax seasons, and lenders may issue RALs and similar products that have a greater probability of not being repaid. We may experience a loss of customers because of this change, and to the extent our arrangements with financial institutions impose any of the risk of RAL defaults upon us, our profitability may be reduced. In addition, many states have statutes regulating, through licensing and other requirements, the activities of brokering loans and providing credit services to consumers as well as payday loan laws and local usury laws. Some state regulators are interpreting these laws in a manner that could adversely affect the manner in which RALs and other loan products are facilitated, or permitted, or result in fines or penalties to us or our franchisees. Some states are introducing and enacting legislation that would seek to directly apply such laws to RAL facilitators. Additional states may interpret these laws in a manner that is adverse to how we currently conduct our business or how we have conducted our business in the past and we may be required to change business practices or otherwise comply with these statutes and could be subject to fines or penalties or other payments related to past conduct.

Republic Bank's discontinuation of RALs after the 2012 tax season could affect our ability to attract and retain customers.

In each of the 2010, 2011 and 2012 tax seasons, Republic Bank was the sole bank provider of RALs to us. However, in December 2011, Republic Bank settled an administrative proceeding with the FDIC, and as part of that settlement, agreed to discontinue offering RALs following the completion of the 2012 tax season. Given the aggressive position taken by the FDIC against Republic Bank in that administrative proceeding, we do not believe that other federally-insured financial institutions are likely to enter the RAL business.

Because Republic Bank was the last remaining federally insured financial institution that offered RALs, we do not believe we will be able to find another financial institution to provide refund-related loans at the level and in all the locations where we have previously been able to offer refund-related loans to our customers. Our inability to do so will eliminate a competitive advantage we now have over competitors who are unable to offer RALs. This may make it more difficult for us to attract new customers and to retain existing customers who used our services because of the availability of RALs. In fiscal 2012 and fiscal 2011 the percentage of our customers who received RALs was 3.4% and 5.5%, respectively, and our fee income related to RALs represented 1.2% and 2.2% of our total revenues, respectively. Accordingly, if we become unable to offer RALs or similar products, that change could have an adverse effect on our results of operations, although we would expect (as we have experienced in recent tax seasons) a substantial number of customers who would have obtained RALs to instead obtain a non-RAL financial product from which we might receive similar fee revenue.

If our financial product service providers become unable or unwilling to enable us to offer ERCs, we may be unable to offer financial products to our customers.

Our ability to offer ERCs (as well as other financial products that require the creation of a customer bank account) is dependent on the ability and willingness of our financial product service providers to make available to our customers the bank accounts into which their tax refunds are deposited. If any of the federal or state regulatory authorities with the power to regulate these service providers prevents or makes it more difficult for our service providers to make these bank accounts available to our customers, or if the service providers determine that they no longer wish to participate in these transactions, we may be unable to find alternative service providers that will be willing to provide the required number of bank accounts to our customers. We recently terminated our relationship with Republic Bank, which provided 79% of our ERC products during the 2012 tax season. We expect to be able to replace that capacity with other service providers, but if we are unable to make bank accounts available for ERCs, we will not be able to enable our customers to utilize these accounts for the direct deposit of their federal and state tax returns, which would materially affect our ability to offer financial products to those customers.

Recent legislative and regulatory reforms may have a significant impact on our business, results of operations and financial condition.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act") was signed into law, which contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. The full impact of the Reform Act is difficult to assess because many provisions require federal agencies to adopt regulations implementing provisions of the Reform Act. In addition, the Reform Act mandates multiple studies, which could result in additional legislative or regulatory action. The Reform Act, as well as other legislative and regulatory changes, could adversely affect our businesses. There is particular risk associated with the establishment of the new Consumer Financial Protection Bureau ("CFPB") with broad authority to implement new consumer protection regulations. For example, the CFPB may pursue initiatives that negatively impact our ability to offer financial products.

The effect of the Reform Act on our business and operations could be significant, depending upon final implementation of regulations, the initiatives pursued by the CFPB, the actions of our competitors and the behavior of other marketplace participants. In addition, we may be required to invest significant management time and resources to address the various provisions of the Reform Act and the numerous regulations that are required to be issued under it. The Reform Act and any related legislation or regulations could have a material adverse effect on our business, results of operations and financial condition.

Increased regulation of tax return preparers could make it more difficult to find qualified tax preparers and could harm our business.

From time to time, the federal government and various states consider regulations regarding the education, testing, licensing, certification and registration of tax return preparers. The IRS is in the process of implementing a new model for tax return preparer regulation. Although we believe that our training for preparers already exceeds the requirements the IRS will impose, regulation of tax return preparers could impact our ability to find an adequate number of tax return preparers to meet the demands of our customers and impose additional costs on us and our franchisees to train tax return preparers, which could cause our revenues and profitability to decline.

Risks Related to Changes in Tax Laws and Regulations

Because demand for our products is related to the complexity of tax return preparation and the frequency of tax law changes, government initiatives that simplify tax return preparation, reduce the need for a third party tax return preparer or lower the number of returns required to be filed may decrease demand for our services and financial products.

Many taxpayers seek assistance from paid tax return preparers such as Liberty Tax Service because of the level of complexity involved in tax return preparation and filing and frequent changes in the tax laws. From time to time politicians and government officials propose measures seeking to simplify the preparation and filing of tax returns. The passage of any measures that significantly simplify tax return preparation or reduce the need for third party tax return preparers may be highly detrimental to our business. In addition, any changes or other initiatives that result in a decrease in the number of tax returns filed or reduce the size of tax refunds could reduce demand for our products and services, causing our revenues or profitability to decline.

For example, several members of Congress have proposed legislation that would authorize or require the IRS to allow taxpayers to access web-based tax preparation tools that would include "pre-populated" tax return forms that would presumably include data provided to the IRS from other government agencies, such as the Social Security Administration. If these or similar proposals are enacted, many tax customers might elect this service rather than paid tax preparation or the use of fee-based tax software or online tax preparation.

Initiatives that improve the timing and efficiency of processing tax returns could reduce the attractiveness of the financial products offered to our customers and demand for our services.

Our performance depends on our ability to offer access to financial products that increase the speed and efficiency by which our customers can receive their refunds. The federal government and various state and local municipalities have, from time to time, announced initiatives designed to modernize their operations and improve the timing and efficiency of processing tax returns. For example, during the 2011 tax season, the U.S. Department of Treasury introduced a prepaid debit card pilot program designed to facilitate the refund process. If tax authorities are able to significantly increase the speed and efficiency with which they process tax returns, the value and attractiveness of the financial products offered to our customers and demand for our services could be reduced.

Delays in the passage of tax laws and their implementation by the federal or state governments could harm our business.

The enactment of tax legislation occurring late in the calendar year could result in the beginning of tax filing season being delayed, or make it difficult for us to make necessary changes on a timely basis to the software used by our franchisees to prepare tax returns. Any such delays could impact our revenues and profitability in any given year.

Proposals to make fundamental changes in the way tax refunds are processed or to impose price limitations on tax preparation, if enacted, could result in substantial losses of customers and other risks.

Some regulators have suggested that it would be appropriate to allow taxpayers to "split" their tax refunds, in a manner that would separate the payment of tax preparation fees from the balance of a customer's refund. In describing these proposals, some advocates have called for a cap on tax preparation fees that would adversely affect the ability of tax preparers to charge market prices for tax services and could reduce income to our franchisees, and therefore to us.

There can be no assurance that these proposals will be enacted at all, or in their present form, but if enacted, our growth and revenues could be adversely affected.

Our participation in government programs designed to speed access to tax refunds may result in customer loss when the IRS fails to perform.

The IRS has responded to the increase in electronic filing by developing programs designed to reduce a taxpayer's wait to receive a tax refund. We have participated in some new programs offered by the IRS, including in the 2011 tax season the IRS' Modernized Electronic Filing ("MEF") program. During the early portion of the 2011 tax season, this program did not perform as expected, resulting in significant delays in processing refunds for some of our customers. During the early portion of the 2012 tax season, we were not uniquely affected by these problems because the IRS also required our competitors to participate in the MEF program, but the IRS again experienced substantial delays in processing refunds, and our customers were again adversely affected by these delays. Although we continue to seek to give our customers quicker access to their refunds, doing so involves the risk of customer dissatisfaction and injury to our reputation in the market if the IRS fails to perform, which is outside our control.

Risks Related to Our Class A Common Stock and this Offering

We are controlled by our Chairman and Chief Executive Officer, whose interests in our business may be different from yours.

John Hewitt, our Chairman and Chief Executive Officer, currently owns all outstanding shares of our Class B common stock. Our Class B common stock has the power to elect, voting as a separate class, the minimum number of directors that constitute a majority of the Board of Directors. As a result, Mr. Hewitt will, for the foreseeable future, have significant influence over our management and affairs, given the Board's authority to appoint or replace our senior management, cause us to issue additional shares of our Class A common stock or repurchase Class A common stock, declare dividends or take other actions. Mr. Hewitt may make decisions regarding our company and business that are opposed to other stockholders' interests or with which they disagree. Mr. Hewitt's ability to elect a majority of the Board of Directors may also delay or prevent a change of control of us, even if that change of control would benefit our stockholders, which could deprive you of the opportunity to receive a premium for your Class A common stock. The power to elect a majority of the directors may adversely affect the trading price of our Class A common stock due to investors' perception that conflicts of interest may exist or arise. To the extent that the interests of our public stockholders are harmed by the actions of Mr. Hewitt, the price of our Class A common stock may be harmed. For information regarding the ownership of our outstanding stock, please see the sections titled "Principal and Selling Stockholders" and "Description of Capital Stock."

Because we are not required to comply with certain NASDAQ corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ.

Because Mr. Hewitt owns all of the outstanding shares of our Class B common stock and therefore has the ability to elect a majority of our directors, we have elected to be a "controlled company" for the purposes of the NASDAQ listing requirements. As such, we are exempt from certain corporate governance requirements, including the requirements that our Board of Directors be comprised of a majority of directors who are independent under NASDAQ rules and that we have nominating and compensation committees with members meeting the NASDAQ independence requirements. We currently intend to voluntarily comply with the NASDAQ's corporate governance standards, but may choose not to in the future. If we choose not to comply with certain of the requirements, our Board of Directors may have more directors who do not meet the NASDAQ independence standards than they would if those standards were to apply. We may also elect not to maintain formal nominating/corporate governance and compensation committees or, if we maintain those committees, they may not be comprised of independent directors. In such circumstances, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ, and circumstances may occur in which the interests of Mr. Hewitt could conflict with the interests of our other stockholders.

Our stock price may be volatile, and you may be unable to resell your shares at or above the initial public offering price or at all.

Our stock price may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. Our stock price could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

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  actual or anticipated variations in our operating results from quarter to quarter;

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  actual or anticipated variations in our operating results from the expectations of securities analysts and investors;

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  actual or anticipated variations in our operating results from our competitors;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  sales of Class A common stock or other securities by us or our stockholders in the future;

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  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

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  departures of key executives or directors;

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  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, financing efforts or capital commitments;

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  delays or other changes in our expansion plans;

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  involvement in litigation or governmental investigations;

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  stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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  general market conditions in our industry and the industries of our customers;

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  general economic and stock market conditions;

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  regulatory or political developments; and

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  terrorist attacks or natural disasters.

Furthermore, the capital markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact our stock price. Trading price fluctuations may also make it more difficult for us to use our Class A common stock as a means to make acquisitions or to use options to purchase our Class A common stock to attract and retain employees. If our stock price after this offering does not exceed the initial public offering price, you may not realize any return on your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could materially adversely affect our business, results of operations and financial position.

After the expiration of certain resale restrictions, a significant portion of our outstanding shares of Class A common stock may be sold into the market, which could adversely affect our stock price.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time following this offering, subject to certain securities law restrictions and the terms of contractual lock-up agreements. Sales of shares of our Class A common stock, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce our stock price. Upon consummation of this offering, we will have outstanding                      shares of Class A common stock and 900,000 shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis, assuming no exercise of our outstanding options and the sale of                     shares of our Class A common stock to be sold by the selling stockholders.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Based on the number of shares outstanding as of September 30, 2012,                      shares of Class A common stock and 900,000 shares of Class B common stock outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.                                                   may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period.

We have also registered approximately 5.0 million shares of our Class A common stock reserved for issuance under our 1998 Stock Option Plan and the 2011 Equity and Cash Incentive Plan. These shares can be freely sold in the public market upon issuance and once vested, subject to any applicable lock-up arrangements.

See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Investors will experience immediate and substantial dilution as a result of this offering.

If you purchase shares of our Class A common stock in this offering, you will immediately experience substantial dilution in net tangible book value. The initial public offering price of our Class A common stock will be substantially higher than the net tangible book value per share of our Class A common stock immediately following this offering. Therefore, if you purchase Class A common stock in this offering, you will experience immediate and substantial dilution of your investment. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that we raise additional capital through the sale of equity or convertible debt securities, you may experience further dilution.

In addition, following this offering, approximately        million shares of our Class A common stock (or            % of our Class A and Class B common stock, taken together, outstanding at the completion of this offering) will be issuable upon the exercise of outstanding stock options. To the extent that these options are exercised, you may experience further dilution. For further information, see the "Dilution" section of this prospectus.

An active trading market in our Class A common stock may not develop or be sustained.

Although our Class A common stock began to trade on the NASDAQ Global Market on July 2, 2012, an active public trading market for our Class A common stock may not develop or be sustained. The lack of an active market may impede the ability of our stockholders to sell shares at the time they wish to sell them, at a price that they consider reasonable or at all. The lack of an active market also may reduce our stock price and impede our ability to acquire other companies using our shares as consideration.

Our stock price and trading volume could decline if securities or industry analysts do not publish research or reports about our business or if they publish misleading or unfavorable research or reports about our business.

The trading market for our Class A common stock will depend in part on the research and reports that securities analysts publish about us. As of the date of this prospectus, only one securities analyst had commenced coverage of our Class A common stock, and if few securities or industry analysts commence such coverage, the trading price and liquidity for our shares could be adversely impacted. In the event we obtain additional securities or industry analyst coverage, or if one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases to cover us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

We will incur increased costs and our management will face increased demands as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and NASDAQ, impose various requirements on public companies. As a public company, we will be required to:

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  prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NASDAQ rules;

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  create or expand the roles and duties of our Board of Directors and committees of the Board of Directors;

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  institute more comprehensive financial reporting and disclosure compliance functions;

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  supplement our internal accounting and auditing function;

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  enhance and formalize closing procedures at the end of our accounting periods;

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  enhance our investor relations function;

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  establish new or enhanced internal policies, including those relating to disclosure controls and procedures; and

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above.

Our management and other personnel will need to devote a substantial amount of time to these compliance matters. Also, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly than would be the case for a private company. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

In addition, as a result of recently becoming a public company, we are subject to financial reporting and other requirements that will be burdensome and costly. We may not timely complete our analysis of these reporting requirements, which could adversely affect investor confidence in our company and, as a result, the value of our common stock. If we fail to implement these reporting requirements, our ability to report our results of operations on a timely and accurate basis could be impaired.

The exercise price for the stock options granted by us may not reflect the fair value of the underlying shares of Class A common stock.

Because our shares of Class A common stock were not traded on a public market until recently, the exercise price at which options for our shares may be exercised was determined by our Board of Directors without reference to such a market. Although the Board of Directors has granted options based on its determination of a fair value for the shares of Class A common stock, there can be no assurance that the option exercise price accurately reflects the value at which the shares of Class A common stock may be purchased in an active public market.

We are an "emerging growth company" and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") enacted in April 2012, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the same reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements that smaller reporting companies are permitted to provide and exemptions from the requirements of holding a nonbinding advisory stockholder vote on executive compensation, frequency of approval of executive compensation and of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act") for complying with new or revised accounting standards. In other words, an emerging growth company may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies. We cannot predict whether investors will find our common stock less attractive because we will rely on these exemptions. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the sale by us of common equity securities pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a "large accelerated filer," as defined under the Exchange Act.

Although we may desire to pay dividends in the future, our financial condition, debt covenants or Delaware law may prohibit us from doing so.

Although we may desire to pay cash dividends in the future, we have no obligation to do so and the payment of dividends will be at the discretion of our Board of Directors and will depend, among other things, on our earnings, capital requirements and financial condition, and our ability to dividend funds from our principal subsidiary under the terms of our credit facility. Our ability to pay dividends will be subject to compliance with financial covenants that are contained in our credit facility and may be restricted by any future indebtedness that we incur or issuances of preferred stock. In addition, applicable law requires that our Board of Directors determine that we have adequate surplus prior to the declaration of dividends. We cannot assure you that we will pay dividends at any specific level or at all.

Anti-takeover provisions in our charter documents, Delaware law and our revolving credit facility could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and adversely affect the market price of our Class A common stock.

Provisions in our second amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. We have two classes of common stock, one of which is entitled to elect a majority of our Board of Directors and is controlled by our Chairman and CEO as described above. Our second amended and restated certificate of incorporation and bylaws will also include provisions that:

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  authorize our Board of Directors to issue, without further action by the stockholders, up to 10 million shares of undesignated preferred stock;

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  specify that special meetings of our stockholders can be called only by our Board of Directors, the Chair of our Board of Directors, or holders of at least 20% of the shares that will be entitled to vote on the matters presented at such special meeting;

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  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board of Directors; and

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  do not provide for cumulative voting in the election of directors.

In addition, our credit facility contains covenants that may impede, discourage or prevent a takeover of us. For instance, upon a change of control, we would default on our credit facility. As a result, a potential takeover may not occur unless sufficient funds are available to repay our outstanding debt.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. Any provision of our second amended and restated certificate of incorporation and bylaws or our debt documents that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect our stock price if they are viewed as discouraging takeover attempts in the future.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud. As a public company, we will be required to periodically assess our system of internal controls, and the internal controls of service providers upon which we rely, to review their effectiveness and identify potential areas of improvement. These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary. Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention. Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information and our brand and operating results could be harmed, which could have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to certify the effectiveness of our internal controls over financial reporting annually beginning with the year ending April 30, 2013. Identification of material weaknesses in internal controls over financial reporting by us could adversely affect our competitive position in our business, and the market price for our common stock. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

We will have broad discretion in applying the net proceeds of this offering, and we may not use those proceeds in ways that will enhance the market value of our common stock.

Our management will retain broad discretion to allocate the net proceeds received by us in this offering. The net proceeds may be applied in ways with which you and other investors in this offering may not agree or which do not increase the value of your investment. We intend to use our net proceeds from this offering for general corporate purposes. We have not allocated these net proceeds for any specific purposes. Our management may not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our Class A common stock by the selling stockholders.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not of historical facts may be deemed to be forward-looking statements. You can identify these statements by words such as "aim," "anticipate," "assume," "believe," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "should," "target," "will," "would" and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause such differences include, but are not limited to, the risks described under "Risk Factors," including:

  •
  our possible inability to sustain growth at our historical pace;

  •
  the seasonality of our business;

  •
  our inability to secure reliable sources of the financial products we make available to our customers;

  •
  the continued service of our senior management team;

  •
  government regulation and oversight, including the regulation of our financial products such as ERCs and ICAs;

  •
  government initiatives that simplify tax return preparation, improve the timing and efficiency of processing tax returns, limit payments to tax preparers or decrease the number of tax returns filed or the size of the refunds;

  •
  increased regulation of the products and services that we offer;

  •
  the possible characterization of ERCs as a form of loan;

  •
  changes in the financial products offered to our customers that make our services less attractive to customers or more costly to us;

  •
  our ability and the ability of our franchisees to comply with regulatory requirements;

  •
  changes in our franchise sale model that may reduce our revenue;

  •
  the ability of our franchisees to open new territories and operate them successfully;

  •
  the ability of our franchisees to generate sufficient revenue to repay their indebtedness to us;

  •
  our exposure to litigation;

  •
  our ability and our franchisees' ability to protect customers' personal information;

  •
  an ability to access the credit markets and satisfy our covenants to lenders;

  •
  challenges in deploying accurate tax software in a timely way each tax season;

  •
  competition in the tax preparation market;

  •
  our reliance on technology systems, including the deployment of our NextGen project, and electronic communications; and

  •
  other factors, including the risk factors discussed in this prospectus.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we do not intend to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we have filed and will file from time to time with the Securities and Exchange Commission, or SEC. See "Where You Can Find More Information."

 Use of Proceeds

We estimate that the net proceeds we will receive from the sale of                             shares of our Class A common stock in this offering, after deducting underwriter discounts and commissions and estimated expenses payable by us, will be approximately $                million ($                million if the underwriters' option to purchase additional shares is exercised in full). This estimate assumes a public offering price of $               per share. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal reasons for this offering are to establish a more active trading public market for our common stock, provide additional liquidity for our stockholders, including the selling stockholders in this offering, to facilitate our future access to public markets, and to enable us to fund our continuing operations, including franchisee financial support and the facilitation of financial products offered to our tax customers. We have not yet identified the timing of any such expenditures. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds in this offering.

 Market Price of Our Class A Common Stock

Our Class A common stock has been listed on The NASDAQ Global Market under the symbol "TAX" since July 2, 2012. We traded on the over-the-counter bulletin board from June 14, 2012 until that date. Prior to that time, there was no public market for our Class A common stock. The following table sets forth for the periods indicated the high and low sale prices of our Class A common stock on the over-the-counter bulletin board through June 29, 2012 and on The NASDAQ Global Market from and after July 2, 2012.

2013 Fiscal Quarter	High	Low
First Quarter(1)	$14.99	$11.74
Second Quarter (through October 11, 2012)	$15.44	$8.85

(1)
Represents period from June 14, 2012, the date on which we began to be traded on the over-the-counter bulletin board, through the end of the quarter on July 31, 2012.

A recent reported closing price of our Class A common stock is set forth on the cover page of this prospectus. Wells Fargo Shareowner Services is the transfer agent and registrar for our Class A common stock. On                    , 2012, we had       holders of record of our common stock.

 Dividend Policy

We have never declared or paid a cash dividend on our capital stock. Although we may pay cash dividends in the future, the payment of dividends will be at the discretion of our Board of Directors and will depend, among other things, on our earnings, capital requirements and financial condition, and our ability to dividend funds from our principal subsidiary under the terms of our revolving credit facility.

Our ability to pay dividends will also be subject to compliance with financial covenants that are contained in our revolving credit facility and may be restricted by any future indebtedness that we incur or issuances of preferred stock. For a discussion of the covenants relating to our revolving credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview of factors affecting our liquidity — Revolving credit facility." In addition, applicable law requires that our Board of Directors determine that we have adequate surplus prior to the declaration of dividends. We cannot assure you that we will pay dividends at any specific level or at all.

Capitalization

The following table sets forth our capitalization at July 31, 2012 on:

  •
  an actual basis;

  •
  an as adjusted basis giving effect to (i) the 1 million shares of Class A common stock issuable to the holders of the exchangeable shares of one of our subsidiaries pursuant to the terms of those shares and the simultaneous cancellation of our shares of special voting preferred stock in connection with such exchange, as if such exchange had occurred on July 31, 2012, (ii) the filing of our second amended and restated certificate of incorporation, which will occur simultaneously with the consummation of this offering, and which will provide for, among other things, the authorization of 100 million shares of Class A common stock, 1 million shares of Class B common stock and 10 million shares of preferred stock; and (iii) the sale by us of                             shares of Class A common stock in this offering at an assumed initial public offering price of $               per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of July 31, 2012
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$2,228	$

Credit facility:
Term debt, excluding current portion	$23,281	$
Revolving credit facility	11,078
Other long term debt, excluding current portion	2,475

Total Debt	36,834

Stockholders' equity
Class A convertible preferred stock, $0.01 par value, 190,000 shares authorized — actual; no shares authorized — as adjusted; no shares issued and outstanding — actual and as adjusted	—
Special voting preferred stock, $0.01 par value, 10 shares authorized — actual; no shares authorized — as adjusted; 10 shares issued and outstanding — actual; no shares issued and outstanding — as adjusted	—
Class A common stock, $0.01 par value; 21,200,000 shares authorized — actual; 100,000,000 shares authorized — as adjusted; 12,141,500 shares issued and outstanding — actual; shares issued and outstanding and as adjusted	121
Class B common stock, $0.01 par value, 1,000,000 shares authorized — actual and as adjusted; 900,000 shares issued and outstanding — actual and as adjusted	9
Preferred stock, $0.01 par value; 3,009,990 shares authorized — actual; 10,000,000 shares authorized — as adjusted; no shares issued and outstanding — actual and as adjusted	—
Exchangeable Shares, $0.01 par value; 100,000 shares issued and outstanding — actual; no shares issued and outstanding — as adjusted	1
Additional paid-in capital	6,708
Accumulated other comprehensive income, net of taxes	493
Retained earnings	87,950

Total stockholders' equity	95,282

Total Capitalization	$132,116	$

Outstanding shares of our Class A common stock reflected in the discussion and table above is based on 13,141,500 shares (including shares issuable as a result of the conversion of exchangeable shares) outstanding as of July 31, 2012 and excludes:

  •
  2,497,477 shares of Class A common stock issuable upon the exercise of options outstanding as of July 31, 2012 granted pursuant to the 1998 Stock Option Plan at a weighted average exercise price of $14.49 per share, 2,044,977 of which were exercisable as of July 31, 2012; and

  •
  330,435 shares of Class A common stock issuable upon the exercise of options, and 9,305 shares underlying restricted stock units, outstanding as of July 31, 2012 and granted pursuant to our 2011 Equity and Cash Incentive Plan, none of which were exercisable or deliverable as of July 31, 2012, and 1,939,805 additional shares of Class A Common Stock reserved for grant or future issuance under that plan.

The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Selected Consolidated Financial and Other Data

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus. We derived the consolidated statements of income data for the years ended April 30, 2010, 2011 and 2012 and the consolidated balance sheet data as of April 30, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data as of July 31, 2011 from our unaudited consolidated financial statements not included in this prospectus. The consolidated statements of income data for the years ended April 30, 2008 and 2009 and the consolidated balance sheet data as of April 30, 2008, 2009 and 2010 are derived from our audited consolidated financial statements not included in this prospectus. We derived the consolidated statements of income data for the three-month periods ended July 31, 2011 and 2012 and the balance sheet data as of July 31, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The unaudited consolidated financial information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The interim results of operations are not indicative of the results that may be expected for a full fiscal year because of the seasonality of our business.

	Fiscal Years Ended and as of April 30,					Three Months Ended and as of July 31,
	2008	2009	2010	2011	2012	2011	2012
	(dollars in thousands, except per share, per office amounts and fees per tax return)
Consolidated Statements of Income Data:
Revenue:
Franchise fees, net	$21,393	$10,283	$9,632	$13,148	$14,145	$1,203	$2,411
Royalties and advertising fees	28,154	33,093	41,413	46,879	49,964	1,018	1,007
Financial products	16,024	18,560	14,175	16,507	22,903	159	302
Other revenue	17,359	17,342	19,407	18,990	22,088	2,488	3,066

Total revenue	82,930	79,278	84,627	95,524	109,100	4,868	6,786
Total operating expenses	(53,301)	(57,004)	(68,264)	(67,009)	(79,445)	(12,906)	(16,733)

Income (loss) from operations	29,629	22,274	16,363	28,515	29,655	(8,038)	(9,947)
Interest expense	(2,040)	(1,769)	(1,947)	(1,954)	(1,854)	(312)	(292)
Other income (expense)	391	311	3,468	75	4	2	2

Income (loss) before income taxes	27,980	20,816	17,884	26,636	27,805	(8,348)	(10,237)
Income tax (expense) benefit	(11,114)	(8,737)	(6,882)	(10,874)	(10,394)	3,369	4,085

Net income (loss)	$16,866	$12,079	$11,002	$15,762	$17,411	$(4,979)	$(6,152)

Earnings (loss) per share of Class A common stock and Class B common stock
Basic	$1.12	$0.82	$0.75	$1.10	$1.24	$(0.44)	$(0.51)
Diluted	$1.06	$0.78	$0.73	$1.08	$1.23	$(0.44)	$(0.51)
Consolidated Balance Sheet Data:
Amounts due from franchisees and area developers, net of allowances	$80,769	$81,233	$86,838	$101,958	$112,639	$96,924	$110,673
Property, equipment and software, net	18,521	17,426	13,127	18,228	23,948	19,767	25,462
Total assets	$127,538	$132,726	$126,886	$147,793	$188,741	$148,943	$176,741
Long-term debt, including current installments	6,308	5,205	4,734	4,458	28,985	28,308	40,008
Total stockholders' equity	54,698	69,493	75,196	84,127	100,202	78,086	95,282

	Fiscal Years Ended and as of April 30,					Three Months Ended and as of July 31,
	2008	2009	2010	2011	2012	2011	2012
	(dollars in thousands, except per share, per office amounts and fees per tax return)
Other Financial and Operational Data:
Adjusted EBITDA(1)	$35,431	$28,642	$30,238	$36,071	$39,601	$(6,020)	$(7,658)
Franchisees	1,729	1,801	1,901	1,941	2,098	*	*
Offices(2)	2,695	3,091	3,531	3,845	4,183	*	*
Offices per franchisee	1.56	1.72	1.86	1.98	1.99	*	*
Tax returns prepared	1,614,000	1,766,000	1,912,000	2,044,000	2,188,000	*	*
Net average fee per tax return prepared(3)	$143	$149	$170	$174	$173	*	*
Systemwide revenue(4)	$208,600	$243,600	$304,300	$338,600	$359,100	*	*
Systemwide revenue per office(3)(4)	$77,403	$78,809	$86,180	$88,062	$85,847	*	*

(1)
We define Adjusted EBITDA as net income (loss), plus: income tax expense (benefit), interest expense, non-recurring (income) expense, depreciation and amortization, foreign currency transaction (gain) loss, and stock-based compensation. Please see "Adjusted EBITDA" below for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

(2)
We measure our number of offices per fiscal year based on franchised and company-owned offices open at any point during the tax season.

(3)
Systemwide revenue per office and the net average fee per tax return prepared reflect amounts for our franchised and company-owned offices.

(4)
Our systemwide revenue represents the total tax preparation revenue generated by our franchised and company-owned offices. It does not represent our revenue, but because our franchise royalties are derived from the operations of our franchisees, and because we maintain an infrastructure to support systemwide operations, we consider growth in systemwide revenue to be an important measurement.

*
Because of the seasonality of our business, we have not reported information for the three-month periods ended and as of July 31, 2011 and 2012 because that information would not be meaningful.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus Adjusted EBITDA. Adjusted EBITDA represents net income, before income taxes, interest expense, depreciation and amortization and certain other items specified below. We have provided a reconciliation below of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because we seek to manage our business to achieve higher levels of Adjusted EBITDA and to improve the level of Adjusted EBITDA as a percentage of revenue. In addition, it is a key basis upon which we assess the performance of our operations and management. We also use Adjusted EBITDA for business planning and the evaluation of acquisition opportunities. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons. We believe the presentation of Adjusted EBITDA enhances our investors' overall understanding of the financial performance of and prospects for our business. Adjusted EBITDA is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income, operating income (loss) or any other performance measures derived in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA for each of the periods indicated:

	Fiscal Years Ended April 30,					Three Months Ended July 31,
	2008	2009	2010	2011	2012	2011	2012
	(dollars in thousands)
Reconciliation of Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$16,866	$12,079	$11,002	$15,762	$17,411	$(4,979)	$(6,152)
Interest expense	2,040	1,769	1,947	1,954	1,854	312	292
Income tax expense (benefit)	11,114	8,737	6,882	10,874	10,394	(3,369)	(4,085)
Depreciation, amortization and impairment charges	4,937	5,313	7,305	6,062	7,169	1,622	1,891
Loss on discontinued use of software	—	—	5,570	—	—	—	—
Foreign currency transaction (gain) loss	(391)	451	(1,014)	(75)	(4)	(2)	(2)
Net gain on short-term investments	(4)	(762)	(2,454)	—	—	—	—
Costs associated with postponed IPO	—	—	—	—	1,348	—	—
Stock-based compensation expense	869	1,055	1,000	1,494	1,429	396	398

Adjusted EBITDA	$35,431	$28,642	$30,238	$36,071	$39,601	$(6,020)	$(7,658)

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under "Special Note Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

We are one of the leading providers of tax preparation services in the United States and Canada. As measured by both the number of returns prepared and the number of retail offices, we are the third largest and fastest growing national retail preparer of individual tax returns in the United States and the second largest retail preparer of individual tax returns in Canada. From 2001 through 2012, we have grown the number of U.S. tax returns prepared in our offices from approximately 137,000 to nearly 1.8 million. Our tax preparation services and related financial products are offered primarily through franchised locations, although we operate a very limited number of company-owned offices each tax season. All of the offices are operated under the Liberty Tax Service brand.

From 2001 through 2012, we grew our number of tax offices from 508 to nearly 4,200. We and our franchisees operated 3,920 offices in the United States during the 2012 tax season, a 9.2% increase over the 2011 tax season, when we operated 3,590 offices, which was itself a 9.3% increase over the number of offices operated in the 2010 tax season. Approximately 59% of our revenue for fiscal year 2012 was derived from franchise fees, royalties and advertising fees, and for this reason, continued growth in our franchise locations is viewed by management as the key to our future performance.

Our revenue primarily consists of the following components:

  •
  Franchise Fees:    We earn franchisee fees from our franchisees and ADs. Our standard franchise fee per territory is $40,000 and we offer our franchisees flexible structures and financing options for franchise fees. We recognize franchise fees, net of a provision for franchise fee refunds, when our obligations to prepare the franchise for operation have been substantially completed. When we finance franchise fees, we record the franchise fees as deferred revenue until the franchisee has made a significant financial commitment (payment of 20% of the franchise fee) and met certain other criteria. However, in 2011 we introduced a new franchise fee option that forgoes the initial franchise fee payment in favor of a higher royalty rate. Our franchise fees for AD areas vary based on our assessment of the revenue potential of each AD area, and also depend on the performance of any existing franchisees within the AD area being sold. Our ADs generally receive 50% of the franchise fees derived from territories located in their area. See "Business — Liberty's Franchise Model."

  •
  Royalties:    We earn royalty revenue from our franchisees. Our franchise agreement requires franchisees to pay us a base royalty equal to 14% of the franchisee's tax preparation revenue, subject to certain specified minimums. Franchisees acquiring territories under our "zero franchise fee" alternative are required to pay us franchise royalties of 25% through their first five tax seasons, and thereafter 14% of their tax preparation revenue. Over time, as our offices continue to "season," we expect that our growth in revenue from royalties will continue to outpace our growth in revenue from franchise fees. We also expect to see steadier growth from our royalty revenue, but our franchise fee revenue may decrease if franchisees choose our "zero franchise fee" alternative. Our ADs generally receive 50% of the royalties derived from territories located in their area.

  •
  Advertising Fees:    We earn advertising fee revenue from our franchisees. Our franchise agreement requires all franchisees to pay us an advertising fee of 5% of the franchisee's tax preparation revenue, which we use primarily to fund collective advertising efforts.

  •
  Financial Products:    We offer two types of financial products: "refund transfer" products, such as ERCs, which involve providing a means by which a customer may receive his or her refund more quickly and conveniently, and refund-based loans, such as RALs and ICAs. We earn fees from the use of these financial products. See "Business — Tax Preparation in the Liberty System." Because the remaining bank that offered RALs ceased to do so after the end of the 2012 tax season, we no longer expect to be able to offer RALs through banks and other federally-insured financial institutions, and our ability to offer refund-based loans may therefore be more limited than in the past. However, we believe the negative effect of fewer RALs will be offset by three factors. First, we expect to be able to offer an ICA loan product in more than 30 states during the 2013 tax season, and are seeking alternative credit-based financial products that may be offered in the states where the ICA will not be available. Second, we believe that most customers who previously would have obtained loans have elected to purchase a refund transfer product, and that the continued availability of these products will enable us to experience similar financial product "attachment rates" as in prior years. Third, as we continue to offer more of our financial products through our subsidiary, JTH Financial, LLC ("JTH Financial"), we expect to be able to realize more of the fee income associated with financial products (although we will also incur greater expenses in connection with offering the products).

  •
  Tax Preparation Fees:    We also earn tax preparation revenue directly from both the operation of company-owned offices and the provision of tax preparation services through our eSmartTax online product.

For purposes of this section and throughout this prospectus, all references to "fiscal 2012," "fiscal 2011," and "fiscal 2010" refer to our fiscal years ended April 30, 2012, 2011, and 2010, respectively. For purposes of this section and throughout this prospectus, all references to "year" or "years" are the respective fiscal year or years ended April 30 unless otherwise noted in this prospectus, and all references to "tax season" refer to the period between January 1 and April 30 of the referenced year.

	Fiscal Years Ended and as of April 30,			Three Months Ended and as of July 31,
	2010	2011	2012	2011	2012
	(dollars in thousands, except net average fee per tax return prepared, systemwide revenue per, office and fees per tax return)
Results of Operations:
Total revenue	$84,627	$95,524	$109,100	$4,868	$6,786
Operating income (loss)	$16,363	$28,515	$29,655	$(8,038)	$(9,947)
Net income (loss)	$11,002	$15,762	$17,411	$(4,979)	$(6,152)
Other Financial and Operational Data:
Franchisees	1,901	1,941	2,098	—	—
Number of franchised offices	3,462	3,790	4,089	—	—
Number of company-owned offices	69	55	94	—	—
Tax returns prepared	1,912,000	2,044,000	2,188,000	*	*
Net average fee per tax return prepared in our offices	$170	$174	$173	*	*
Systemwide revenue	$304,300	$338,600	$359,100	*	*
Systemwide revenue per office	$86,180	$88,062	$85,847	*	*
Number of financial products	783,000	902,000	922,000	*	*

*
We have not presented this data for the three-month periods ended and as of July 31, 2011 and 2012 because this information is driven by our operations during tax season, and is not meaningful for the quarterly periods.

In evaluating our performance, our management focuses on several metrics that we believe are key to our continued success:

  •
  Net growth in office locations.  Our growth in office locations from year to year is a function of the opening of new offices, offset by locations that our franchisees or we close from year to year. Changes in the number of our offices are a function of both the sale of new territories and the opening of offices in previously sold territories. In fiscal 2012, our franchisees acquired 428 new territories in the U.S. in which new offices were open for the 2012 tax season (compared to 284 offices in the new territories sold in fiscal 2011), and opened an additional 243 offices in U.S. territories that had been sold in prior years. Our net increase in offices of 330 reflects the fact that because of franchise terminations and other reasons, 341 offices that operated in the 2011 tax season were closed before the 2012 season. In the quarters prior to each tax season, management focuses on the sales of new franchised territories to increase growth of new office locations and contribute to the success of the other metrics described below. During the three months ended July 31, 2012, we sold 33 new franchised territories, as compared to 47 such sales in the same period in the prior year.

  We also utilize our AD program to focus on areas with large underdeveloped groups of territories we believe would benefit from the dedicated sales attention that an AD brings to our franchise sales process. While we intend to grow our franchise network through the sale of new AD areas, opportunities often arise to acquire underperforming AD areas or AD areas in more mature markets at favorable terms, offering us better future profitability from the associated franchise locations as a consequence of repurchasing the area rights of those ADs.

  •
  Growth in the number of returns prepared.  We strive to provide our franchisees with the resources and training needed to grow their own revenue, and one of the principal factors in that growth is growth in the number of returns prepared. We and our franchisees prepared a total of approximately 1.8 million returns in our U.S. offices in the 2012 tax season, which was an increase of 8% from the 2011 tax season. Our new retail offices typically experience their most rapid growth during their first five years as they develop customer loyalty, operational experience and a referral base within their community. As our existing offices continue to "season," we anticipate that growth in returns will continue to exceed the percentage of growth in the number of offices.

  •
  Growth in systemwide revenue.  We earn most of our revenue from franchise fees, royalties and advertising fees. Therefore, the growth in systemwide revenue, which represents total revenue of our franchised and company-owned offices is not a direct measure of our performance. However, because our royalty revenue is derived from systemwide revenue, and because our cost structure is based on maintaining resources to support a franchise system, we believe that this information is important in obtaining an understanding of our financial performance. We believe systemwide revenue information aids in understanding how we derive royalty revenue, assists readers in evaluating our performance relative to competitors, indicates the strength of our franchised brand and demonstrates increases in recurring royalty revenue.

  Our systemwide revenue grew by 6% from fiscal 2011 to 2012, as compared to 11.3% from fiscal 2010 to fiscal 2011. This increase in both years was the result of the continued seasoning of newer offices, and of the additional offices added for the more recent tax season.

  •
  Growth in the number of financial products obtained by customers in Liberty Tax offices.  As we describe elsewhere in this prospectus, we and our competitors face a challenging legal and regulatory environment with respect to the types and characteristics of the financial products we can enable our franchised and company-owned offices to make available to their customers. The availability of products in our offices drives customer loyalty and word of mouth referrals, and it is important that we give customers who view our services as an alternative to the lengthy process of receiving a tax refund by mail a full range of appropriate and competitive choices.

  Although we have faced and expect to continue to confront challenges in connection with financial products, we do not anticipate that, absent new regulations or restrictions, additional changes (including the agreement of Republic Bank not to offer RALs after the 2012 tax season) will substantially affect the revenue we derive from financial products. First, we now receive service fee revenue directly from the customers who acquire the different financial products we offer, so a shift among types of products (such as from RALs to ICAs and ERCs) is not expected to have a material effect on our results. Second, we have observed that as RALs have become more difficult to obtain, customers continue to desire other refund-based products, and tend to move from loan-based products to refund transfer products such as ERCs. For example, the total percentage of our U.S. customers obtaining a RAL, another loan-based product or an ERC changed to 51.5% in the 2012 tax season from 54.4% in the 2011 tax season, and 52.2% during the 2010 tax season, even as the percentage of customers receiving RALs decreased from 13.0% in 2010 to 5.5% in 2011 and 3.4% in 2012. Finally, we are increasingly utilizing our subsidiary, JTH Financial, to offer financial products in certain of our offices through contractual arrangements with new financial product providers. We expect to grow that business, which we expect to enable us to ameliorate some of the less favorable economic terms we receive from our traditional providers by allowing us to receive fees associated with the products offered through JTH Financial. Our use of JTH Financial does involve increased costs in the form of technology, other administrative costs and borrowing to support the facilitation of financial products, but our fee structure for financial products should allow us to absorb those costs without any material adverse effect on our operating results. For a discussion of the risks attendant to our financial products, see "Risk Factors — Risks Related to Regulation of Our Industry."

Results of Operations

Three months ended July 31, 2012 compared to three months ended July 31, 2011

Revenues.    The table below sets forth the components and changes in our revenue for the three-month periods ended July 31, 2012 and July 31, 2011.

	Three Months Ended July 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Franchise fees, net
Area developer	$350	$2,019	$1,669	477%
Territory	853	392	(461)	(54)%
Royalties	700	688	(12)	(2)%
Advertising Fees	318	319	1	0%
Financial products	159	302	143	90%
Interest income	2,021	2,659	638	32%
Tax preparation fees, net of discounts	156	216	60	38%
Other	311	191	(120)	(39)%

Total Revenues	$4,868	$6,786	$1,918	39%

Our total revenues increased by 39% in the first quarter of fiscal 2013, primarily due to a 100% increase in total franchise fees and a 32% increase in interest income. Franchise fees increased due to a 477% increase in fees from ADs, generated primarily from the sale of a large AD area. This was partially offset by a 54% decrease in fees from the sales of territories. In the first quarter of fiscal 2013, 33 (including 10 under our zero franchise fees option) franchise territories were sold compared to 47 (including 12 under our zero franchise fees option) in the prior year period. The decline in territory sales in the first quarter of fiscal 2013 as compared to the same period in fiscal 2012 was primarily due to fewer new franchisees attending our trainings during the quarter (our policy is not to recognize a sale until a franchisee has completed our training). However, we increased the number of training sessions early in the second quarter, and based on actual and projected attendance at these trainings, we do not expect this decline to constitute a trend.

The increase in interest income reflects additional lending we made to our franchisees and ADs for the acquisition of territories and areas and to our franchisees for working capital purposes. At July 31, 2012, our total amounts due from franchisees and ADs were 22% higher than at July 31, 2011.

The 90% increase in financial products revenue during 2013 was attributable to originating more financial products through our subsidiary, JTH Financial, rather than through third parties.

Operating expenses.    The following table details the amounts and changes in our operating expenses in and from the first quarter of fiscal 2013 and the same period in fiscal 2012.

	Three Months Ended July 31,		Change
	2011	2012	$	%
	(dollars in thousands)
Employee compensation and benefits	$5,650	$6,666	$1,016	18%
Advertising	1,790	2,560	770	43%
General and administrative	3,844	5,616	1,772	46%
Depreciation, amortization and impairment charges	1,622	1,891	269	17%

Total Operating Expenses	$12,906	$16,733	$3,827	30%

Our total operating expenses increased by $3.8 million in the first quarter of fiscal 2013 compared to the same period of fiscal 2012, representing a 30% increase. The largest components of this increase were:

  •
  An 18% increase in employee compensation and benefits attributable to the addition of corporate personnel to support the anticipated growth in the number of offices and our becoming a public company, and to operating a greater number of company-owned offices.

  •
  A 43% increase in advertising expenses as we increased our advertising spending in order to target new franchisees, as well as the timing of our consumer advertising as we strive to maintain contact with our customers in the off-season.

  •
  A 46% increase in general and administrative expenses caused primarily by the following:

  •
  a $544,000 increase in professional fees due to increased litigation costs related to pending lawsuits and additional costs associated with becoming a public company.

  •
  a $338,000 increase in bad debt expense based on our assessment of the appropriate level of the allowance for doubtful accounts.

  •
  a $300,000 increase in travel and entertainment expense for costs primarily related to attracting new franchisees.

  •
  a $238,000 increase in rent, largely related to an increase in the number of company-owned offices.

Other Items.    There were no material changes in our other income between the first quarter of fiscal 2013 and the first quarter of fiscal 2012. We recorded income tax benefits in the first quarters of fiscal 2013 and 2012 (effective rates of 39.9% and 40.4%, respectively). However, because of the seasonal nature of our business, we expect that the losses we incur for the first three quarters of a fiscal year will be more than offset by the results of our fiscal fourth quarter.

Net loss.    Our net loss increased by 24% from the first quarter of fiscal 2012 to the first quarter of 2013, reflecting an increase in operating expenses of 30%, which more than offset our increase in revenues of 39%.

Fiscal year 2012 compared to fiscal year 2011

Revenues.    The table below sets forth the components and changes in our revenue for the years ended April 30, 2012 and 2011.

	Fiscal Years Ended April 30,
			% Change
	2011	2012
	(dollars in thousands)
Franchise fees, net
Area developer	$6,858	$9,263	35%
Territory	6,290	4,882	(22)%
Royalties	31,256	33,870	8%
Advertising fees	15,623	16,094	3%
Financial products	16,507	22,903	39%
Interest income	10,110	11,437	13%
Tax preparation fees, net of discounts	4,789	7,026	47%
Other	4,091	3,625	(11)%

Total revenues	$95,524	$109,100	14%

Our total revenues increased by 14% in fiscal 2012 primarily due to a 39% increase in financial products revenue, a 47% increase in tax preparation fees, and a 8% and 3% increase in royalties and advertising fees, respectively. The substantial increase in financial products revenue was driven by the continuing growth of our subsidiary JTH Financial, and the fact that we originated substantially more of our customer financial products through this subsidiary in fiscal 2012 than in fiscal 2011. The change also incorporates the expansion of our ICA program to seven states during the 2012 tax season. The increase in tax preparation fees was a consequence of our operation of more company-owned offices in 2012 than in 2011. The increase in royalties and advertising fees was caused primarily by continued growth in our number of offices open for the 2012 tax season and the number of returns prepared by those offices.

The increase in franchise fees included a 35% increase in area developer sales, which was due to fees recognized from selling 25 AD areas in 2012 as compared to only 16 AD areas in 2011, offset in part by a 22% decrease in revenue from franchise territory sales, which reflects in part the launch of our zero franchise fee option during fiscal 2012. During the 2012 tax season, approximately 160 franchises were operating in territories subject to the zero franchise fee option. We also experienced a 13% increase in our interest income in fiscal 2012, which reflects an increase in franchisee and area developer loan balances, which were 11.8% higher at April 30, 2012 than at April 30, 2011.

Operating expenses.    The following table details the amounts and changes in our operating expenses in and from fiscal 2012 and fiscal 2011.

	Fiscal Years Ended April 30,
			% Change
	2011	2012
	(dollars in thousands)
Employee compensation and benefits	$25,162	$29,802	18%
Advertising	15,078	15,346	2%
General and administrative	20,537	25,709	25%
Costs associated with postponed IPO	—	1,348	NM
Depreciation, amortization and impairment charges	6,062	7,169	18%
Other expense	170	71	(58)%

Total operating expenses	$67,009	$79,445	19%

Our total operating expenses increased by $12.4 million in fiscal 2012 compared to fiscal 2011, representing a 19% increase. The largest components of this increase were:

  •
  An 18% increase in employee compensation and benefits attributable to the addition of personnel due to an increase in company-owned offices from the prior year, additional staffing of JTH Financial, and the additional expenses associated with anticipating our becoming a public company.

  •
  An 18% increase in depreciation, amortization, and impairment charges, caused primarily by an increase in amortization related to customer lists and AD franchise rights as a result of our increased investment in those intangible assets and increased impairment for our customer lists.

  •
  A 25% increase in general administrative expenses, caused primarily by the following:

  •
  A $1.9 million increase in professional fees, related to legal and technology projects and increased costs incurred by JTH Financial.

  •
  A $1.7 million increase in fees associated with providing financial products primarily related to our obligation to purchase from the lender any ICA more than 60 days past due, which did not occur at a material level in fiscal 2011 because we offered the ICA product during the 2011 tax season on a very limited basis.

  •
  A $1.0 million increase in bad debt expense based on our assessment of the appropriate level of the allowance for doubtful accounts. A portion of this increase relates to the growth of our franchise and area developer loan portfolio.

  •
  A $0.8 million increase in rent and related costs to support an increase in company-owned offices.

Other items.    We also incurred charges of $1.3 million related to the expensing of legal, accounting and other professional costs associated with our planned IPO, which we determined to postpone in April 2012.

Income Taxes.    The following table sets forth certain information regarding our income taxes for the fiscal years ended April 30, 2011 and 2012.

	Fiscal Years Ended April 30,
			% Change
	2011	2012
	(dollars in thousands)
Income before income taxes	$26,636	$27,805	4%
Income tax expense	$10,874	$10,394	(4)%
Effective tax rate	40.8%	37.4%

The decrease in our income tax expense and our effective tax rate from fiscal 2011 to fiscal 2012 was primarily a result of the research credit related to our software development projects.

Net income.    Our net income increased by 10% in fiscal 2012, reflecting an increase in operating income of 4% coupled with a more favorable effective tax rate.

Fiscal year 2011 compared to fiscal year 2010

Revenues.    The table below sets forth the components and changes in our revenue for the years ended April 30, 2011 and 2010.

	Fiscal Years Ended April 30,
			% Change
	2010	2011
	(dollars in thousands)
Franchise fees, net
Area developer	$963	$6,858	612%
Territory	8,669	6,290	(27)%
Royalties	27,726	31,256	13%
Advertising fees	13,687	15,623	14%
Financial products	14,175	16,507	16%
Interest income	8,876	10,110	14%
Tax preparation fees, net of discounts	5,982	4,789	(20)%
Other	4,549	4,091	(10)%

Total revenues	$84,627	$95,524	13%

Our total revenues increased by 13% in fiscal 2011, primarily due to a six-fold increase in franchise fees from the sale of AD areas, a 13% and 14% increase, respectively, in royalties and advertising fees earned from our franchisees, and a 16% increase in financial products revenue. The significant increase in franchise fees from the sale of AD areas was due to the sale of several larger AD areas in fiscal 2011, which was offset in part by a 27% decrease in revenue from the sale of franchise territories. The increase in AD sales reflects our increased success in closing sales of AD areas in fiscal 2011, and the fact that the 2011 sales of AD areas included several more populous geographic areas that therefore had higher than average purchase prices. By contrast, the decrease in franchise territory sales in fiscal 2011 reflects a failure to close as many franchise sales in fiscal 2011 as in fiscal 2010.

The increase in our royalties and advertising fees revenue in fiscal 2011 was caused primarily by the growth in our number of offices open for the 2011 tax season and in the number of returns prepared by those offices.

The reduction in tax preparation fees in fiscal 2011 is the consequence of our operation of fewer company-owned offices during the 2011 tax season.

The increase in the interest income we received in fiscal 2011 reflects the additional lending we made to our franchisees and ADs for the acquisition of territories and areas and to our franchisees for working capital purposes. At April 30, 2011, our total amounts due from franchisees and ADs were 17% higher than at April 30, 2010.

Operating expenses.    The following table details the amounts and changes in our operating expenses in and from fiscal 2011 and fiscal 2010.

	Fiscal Years Ended April 30,
			% Change
	2010	2011
	(dollars in thousands)
Employee compensation and benefits	$24,526	$25,162	3%
Advertising	12,872	15,078	17%
General and administrative	17,871	20,537	15%
Loss on discontinued use of software	5,570	—	(100)%
Depreciation, amortization and impairment charges	7,305	6,062	(17)%
Other expense	120	170	42%

Total operating expenses	$68,264	$67,009	(2)%

Excluding the loss of $5.6 million associated with our decision in fiscal 2010 to discontinue the use of our former online tax preparation software, our total operating expenses increased by $4.3 million in fiscal 2011, or 7%. The largest components of this increase were a 17% increase in advertising expense due directly to the related increase in advertising fees, a $1.1 million increase in financial product rebates, which represents a portion of the fee income related to financial products that we elect to share with our franchisees (subject to possible offset for their portion of any guaranty obligations we are required to satisfy in connection with the defaults by financial product customers), and a $1.3 million increase in the amount we accrued for bad debts. The latter two items accounted for most of the increase in our general and administrative expenses. We expended more on advertising in fiscal 2011 compared to fiscal 2010 primarily because when our franchisees pay us more in advertising fees as their revenue increases, we in turn increase our related spending. The increase in product rebate payments reflected an increase in the revenues we generated from financial products in fiscal 2011, which we shared with our franchisees.

Other items.    We also experienced a $3.4 million reduction in other income in fiscal 2011, principally as a result of a decrease in net gains on short-term investments, which reflects the fact that we experienced gains associated with our short-term investments during fiscal 2010 that did not recur in fiscal 2011. Moreover, we recognized $900,000 less in income associated with foreign currency transaction gains in

2011 compared to 2010. In addition, as shown below, because of our growth in operating income, our income tax expense increased 58% in fiscal 2011.

	Fiscal Years Ended April 30,
			% Change
	2010	2011
	(dollars in thousands)
Income before income taxes	$17,884	$26,636	49%
Income tax expense	$6,882	$10,874	58%
Effective tax rate	38.5%	40.8%

The increase in our effective tax rate from fiscal 2010 to fiscal 2011 was primarily a result of a greater percentage of our 2011 income before income taxes being earned in the United States, which is taxed at a higher rate than income earned in Canada.

Net income.    Our net income increased by 43% in fiscal 2011, reflecting an increase in operating income of 74%, and the fact that the increase in our revenues in fiscal 2011 grew faster than the increase in our operating expenses (excluding the effect of the loss on discontinued use of software in fiscal 2010).

Liquidity and Capital Resources

Overview of factors affecting our liquidity

Seasonality of cash flow.    Our tax return preparation business is seasonal, and most of our revenues and cash flow are generated during the period from early February through April 30. Following each tax season, from May 1 through early February of the following year, we rely significantly on excess operating cash flow from the previous season, from cash payments made by franchisees and ADs who purchase new territories and areas prior to the next tax season and make cash payments in connection with those purchases, and on the use of our credit facility to fund our operating expenses and invest in the future growth of our business. Our business has historically generated a strong operating cash flow from operations on an annual basis. We devote a significant portion of our cash resources during the off season to finance the working capital needs of our franchisees, and we also expect to have additional cash flow needs during the tax season in order to develop and facilitate financial products such as the ICA. We have also been incurring significant expenditures in the development of our NextGen project.

Credit facility.    In February 2008, JTH Tax, Inc. entered into a revolving credit facility. This revolving credit facility, which provided for maximum allowable borrowings of $125 million, was replaced effective April 30, 2012 with a new credit facility that consists of a $25 million term loan and a $105 million revolving credit facility. The term loan amortizes on a quarterly basis and matures on April 30, 2017, and the revolving loan also expires on April 30, 2017. The outstanding borrowings on both loans accrue interest at an adjusted one month LIBOR rate plus a margin that varies from 1.50% to 2.25% (an increase of 25 basis points from our previous revolving credit facility), depending on our leverage ratio. The interest rate for both loans at July 31, 2012 was 1.87%. This indebtedness is collateralized by substantially all of our assets, including the assets of our subsidiaries.

Under our new credit facility, we are subject to a number of covenants that could potentially restrict how we carry out our business, or that require us to meet certain periodic tests in the form of financial covenants. The restrictions we consider to be material to our ongoing business include the following:

  •
  We must satisfy a "leverage ratio" test that is based on our outstanding indebtedness at the end of each fiscal quarter.

  •
  We must satisfy a "fixed charge coverage ratio" test at the end of each fiscal quarter.

  •
  We must reduce the outstanding balance under our revolving loan to zero for a period of at least 45 consecutive days each fiscal year.

In addition, were we to experience certain types of changes in control affecting Mr. Hewitt's continuing control of us, or certain changes to the composition of our Board of Directors, we might become subject to an event of default under our credit facility, which may result in the acceleration of our obligations under that facility.

Our credit facility also contains customary affirmative and negative covenants, including limitations on indebtedness, limitations on liens and negative pledges, limitations on investments, loans and acquisitions, limitations on mergers, consolidations, liquidations and dissolutions, limitations on sales of assets, limitations on certain restricted payments and limitations on transactions with affiliates, among others.

Franchisee lending and potential exposure to credit loss.    A substantial portion of our cash flow during the year is utilized to provide funding to our franchisees and ADs. At July 31, 2012, our total balance of loans to franchises and ADs for working capital and equipment loans, representing cash amounts we had advanced to the franchisees and ADs, was $21.1 million. In addition, at that date, our franchisees and ADs together owed us an additional $75.3 million for unpaid amounts owed to us, typically representing the unpaid purchase price of new territories (in the case of franchisees) and areas comprising clusters of territories (in the case of ADs), and other amounts owed to us for royalties and other unpaid amounts for which our franchisees and ADs had outstanding payment obligations.

Our actual exposure to potential credit loss associated with franchisee loans is less than the aggregate amount of those loans because a significant portion of those loans are to franchisees located within AD areas, where our AD is ultimately entitled to a substantial portion of the franchise fee and royalty revenues represented by some of these loans. For this reason, the amount of indebtedness of franchisees to us is effectively offset in part by our related payable obligation to ADs in respect of franchise fees and royalties. As of July 31, 2012, the total indebtedness of franchisees to us where the franchisee is located in an AD area was $61.6 million, but $15.9 million of that indebtedness represents amounts ultimately payable to ADs as their share of franchise fees and royalties.

Our franchisees make electronic return filings for their customers utilizing our facilities. Our franchise agreements allow us to obtain repayment of amounts due to us from our franchisees through an electronic fee intercept program before our franchisees receive net proceeds of the tax preparation and other fees they have charged to their customers on tax returns associated with financial products. Therefore, we are able to minimize the nonpayment risk associated with amounts outstanding to franchisees by obtaining direct electronic payment in the ordinary course throughout the tax season. Our credit risk associated with amounts outstanding to ADs is also mitigated by our electronic fee intercept program, which enables us to obtain repayments of amounts that would otherwise flow through to ADs as their share of franchisee fee and royalty payments, to the extent of an AD's indebtedness to us.

The unpaid amounts owed to us from our franchisees and ADs are collateralized by the underlying franchise or area and are guaranteed by the respective franchisee or AD and the related owner(s). Accordingly, to the extent a franchisee or AD does not satisfy its payment obligations to us, we may repossess the underlying franchise or area in order to resell it in the future. At July 31, 2012, we had an investment in impaired accounts and notes receivable and related interest receivable of approximately $9.3 million. We consider accounts and notes receivable to be impaired if the amounts due exceed the fair value of the underlying franchise and estimate an allowance for doubtful accounts based on that excess. Amounts due include the recorded value of the accounts and notes receivable reduced by the allowance for uncollected interest, amounts due to ADs for their portion of franchisee receivables, any related deferred revenue and amounts owed to the franchisee or AD by us. In establishing the fair value of the underlying franchise, we consider net fees of open territories and the number of unopened territories. At July 31, 2012, we have recorded an allowance for doubtful accounts for impaired accounts and notes receivable of $7.0 million. There were no significant concentrations of credit risk with any individual franchisee or AD as of July 31, 2012, and we believe that our allowance for doubtful accounts as of July 31, 2012 is adequate for our existing loss exposure. We closely monitor the performance of our franchisees and ADs, and will adjust our allowances as appropriate if we determine that the existing allowances are inadequate to cover estimated losses.

ICA guarantees.    During the 2012 tax season, we entered into a relationship with a non-bank lender to offer ICAs to customers in a limited number of our offices. We expect further expansion of this program in subsequent tax seasons. In exchange for the payment of a fee, we guarantee any loan losses incurred by the third party lender from the loans to our customers. These loans are typically made with the expectation that they will only be outstanding for a few weeks. We are obligated to repurchase these loans if they are not repaid within 60 days. We expect the number of these loans made and the balance outstanding to peak early in the tax season, but significantly decrease by the end of February. In addition, we may repurchase loans because of the 60 day requirement, and subsequently collect a portion of the loan balances. During the 2012 tax season, we incurred $1.1 million in losses related to those loans, which represented 2.4% of the ICA loans made during the 2012 tax season.

Dividends.    We have never declared or paid a cash dividend on our capital stock. Although we may pay cash dividends in the future, the payment of dividends will be at the discretion of our Board of Directors and will depend, among other things, on our earnings, capital requirements and financial condition. Our ability to pay dividends will also be subject to compliance with the financial covenants that are contained in our credit facility and may be restricted by any future indebtedness that we incur or issuances of preferred stock. See "Dividend Policy."

Sources and uses of cash

Operating activities.    In the first quarter of fiscal 2013, we used $4.8 million more cash from operating activities compared to the first quarter of fiscal 2012. Some of the items that contributed to the increase in our negative cash flow for the first quarter of fiscal 2013 compared to the prior year include:

  •
  Higher general and administrative payments of $4.4 million due to an increase of $1.5 million for increased travel, professional fees, insurance and rent expense, as well as the prepayment of $1.7 million more of expenses in the first quarter of fiscal 2013 as compared to fiscal 2012. Due to timing, during the first quarter of fiscal 2012 we made $1.2 million less payments related to general and administrative expenses than we did for the first quarter of fiscal 2013.

  •
  Higher payroll related payments of $1.6 million attributable to the addition of corporate personnel to support the anticipated growth in the number of offices and our becoming a public company, and to operating a greater number of company-owned offices. At April 30, 2012, accrued salaries and wages were $709,000 higher than amounts accrued at April 30, 2011. Substantially all the amounts accrued at April 30, 2012 were paid in the first quarter of fiscal 2013.

  •
  Higher advertising payments of $573,000 as we increased our advertising targeting new franchisees and altered the timing of our consumer advertising to better maintain contact with our customers in the off-season.

  •
  Higher financial product rebates payments of $479,000 because we paid a larger portion of our rebates due in the first quarter fiscal 2013 as compared to fiscal 2012.

Some factors that partially offset the uses of cash discussed above were:

  •
  Higher financial product fees of $602,000 due to the timing of collections of amounts accrued at each fiscal year end and a greater percentage of product originations through our JTH Financial subsidiary.

  •
  Higher interest income of $347,000 associated with an increase in amounts loaned to our franchisees for working capital needs and to purchase company-owned stores.

  •
  Lower tax payments of $793,000 because in the first quarter of fiscal 2013 only a portion of the taxes owed at April 30, 2012 were paid. In the first quarter of fiscal 2012 substantially all taxes owed at April 30, 2011 were paid.

In fiscal 2012, we generated $4.3 million less cash from operating activities compared to fiscal 2011. This decrease was largely attributable to the following factors:

  •
  Higher general and administrative payments of $7.5 million as we incurred more costs to support the increase in offices and franchises as compared to the prior year.

  •
  Higher payroll-related payments of $4.6 million attributable to the addition of personnel due to an increase in company owned and franchise offices from the prior year, additional staffing of JTH Financial, and the additional expenses associated with anticipating our becoming a public company.

  •
  Higher financial product rebate payments of $2.1 million because we paid 2011 rebates in 2012, but substantially all of the fiscal 2010 financial product rebates had been paid prior to the end of 2010. This change in timing related to our determination that we should delay payment until we could assess our RAL guarantee obligation to Republic Bank for the 2011 tax season, which was the first season the debt indicator had become unavailable.

  •
  Payments made of $1.3 million for costs related to the postponement of our initial public offering.

  •
  Higher advertising payments of $0.9 million as we increased spending to the match the increase in advertising royalties.

Some of the factors that improved our operating cash flows in fiscal 2012 and partially offset the factors described above were:

  •
  Higher financial product fees of $4.7 million in 2012 compared to 2011 primarily because we offered more ERCs through JTH Financial, as well as ICAs in more offices, in fiscal 2012 than in fiscal 2011.

  •
  Higher franchise fees and royalty revenues of $2.3 million, which reflect an increase in AD franchise sales and an increase in offices and systemwide revenue and the associated increase in royalties.

  •
  Higher tax preparation fees of $2.2 million associated with operating more company-owned offices in 2012 than in 2011.

  •
  Higher interest income of $1.2 million associated with an increase in amounts loaned to our franchisees for working capital needs and to purchase company-owned offices.

  •
  Lower tax payments of $0.8 million.

In fiscal 2011, we generated $6.7 million more cash from operating activities compared to fiscal 2010, which reflected increased revenue from franchise fees of $3.5 million, of royalties and advertising fees of $5.5 million, and financial product revenue of $2.3 million. Some of the items that contributed to our cash flow in fiscal 2011 include:

  •
  Higher franchisee fees, royalties and advertising fees of $3.9 million, which reflects an increase in AD franchise sales and an increase in offices and systemwide revenue and the associated increase in royalties.

  •
  Higher financial product fees of $1.0 million as we provided more financial products in fiscal 2011 than in fiscal 2010.

  •
  Lower financial product rebate payments of $3.2 million, because we paid the fiscal 2011 rebates in fiscal 2012.

  •
  Higher interest income of $1.5 million associated with an increase in amounts loaned to our franchisees for working capital needs and to purchase company-owned offices.

  •
  Lower other expense payments in fiscal 2011 of $1.8 million primarily associated with a litigation judgment paid in fiscal 2010.

Some of the factors that partially offset our cash flow in fiscal 2011 were:

  •
  Higher advertising payments of $1.7 million because we increased spending to match the increase in advertising fees.

  •
  Lower tax preparation fees of $1.2 million associated with our company-owned offices because we operated fewer company-owned offices in fiscal 2011 than in fiscal 2010.

  •
  Lower foreign currency transaction gains of $900,000 because gains experienced in fiscal 2010 did not recur in fiscal 2011.

  •
  Higher payroll related and general and administrative payments of $0.9 million because we hired more employees and incurred more costs to support the increase in offices and franchisees.

Investing activities.    In the first quarter of fiscal 2013, we utilized $1.6 million more cash from investing activities compared to the same quarter in fiscal 2012. The increase was largely attributable to the following factors:

  •
  An increase of $2.1 million in the issuance of operating loans to our franchisees (including ADs), net of payments received on operating loans.

  •
  An increase of $1.0 million in the purchase of assets from franchisees and ADs mainly attributable to the repurchase of six AD territories during the first quarter 2013 compared to only one AD repurchase in the same quarter of fiscal 2012.

The above uses of cash were offset partially by a decrease in purchases of property and equipment of $1.3 million, attributable to the timing of payments for software development costs.

In fiscal 2012, we utilized $7.0 million more in cash for investing activities as compared to fiscal 2011. This increase was largely attributable to the following factors:

  •
  An increase of $3.2 million in purchases of property and equipment, primarily attributable to an increase in software development costs primarily related to our NextGen project.

  •
  An increase of $1.7 million in the acquisition of assets from franchisees and area developers.

  •
  A $1.6 million net increase in the issuance of operating loans to our franchisees (including ADs), net of payments received on operating loans.

  •
  An equity interest acquired in a tax software development company for $1.0 million.

In fiscal 2011, we utilized $15.6 million more cash from investing activities as compared to fiscal 2010. This increase was largely attributable to the following factors:

  •
  A $326,000 net increase in the issuance of operating loans to our franchisees (including ADs), net of payments received on operating loans.

  •
  An increase of $1.5 million in purchases of property and equipment, which was attributable to an increase in software development costs primarily related to our NextGen project of $4.6 million, offset by a decrease in building purchases of $3.3 million.

  •
  A decrease in net proceeds of sale of short-term investments of $14.9 million.

Financing activities.    In the first quarter of fiscal 2013, we generated $12.0 million less cash from financing activities compared to the first quarter of fiscal 2012, primarily because our net borrowings under our revolving credit facility decreased $13.4 million. This is primarily because our new $25 million term loan was outstanding at April 30, 2012, the proceeds from the term loan reduced our need to draw on the line of credit in the first quarter of fiscal 2013 to the same extent as in the same 2012 quarter. In addition to this decrease in borrowings, we received $1.6 million more in proceeds from the exercise of stock options than in the previous fiscal year, and engaged in $811,000 less in stock repurchases as we deferred our repurchase program as we prepared to become a public company.

In fiscal 2012, we generated $29.9 million more cash from financing activities as compared to fiscal 2011 due to borrowing $25.0 million of term debt on our new credit facility, repurchasing $8.5 million less of stock from our common and preferred shareholders in 2012 as compared to 2011, and receiving $3.1 million less in proceeds related to the exercise of stock options, reflecting a decrease in the number of stock options that expired in 2012 as compared to 2011.

In fiscal 2011, we used $7.9 million less cash for financing activities as compared to fiscal 2010, primarily because our repayments under our revolving credit facility during fiscal 2010 exceeded our borrowings under our revolving credit facility by $10.0 million that year, reflecting the repayment of our revolving credit facility balances as of April 30, 2009 with the net proceeds from the sale of short-term investments. During fiscal 2011, we borrowed $42.0 million more under our revolving credit facility than during fiscal 2010, but repaid the entire balance of our revolving credit facility prior to the end of the fiscal year. In both years, we expended more than $10 million in repurchases of our common stock, which amounted to $10.2 million for fiscal 2010 and $10.1 million for fiscal 2011. These repurchases occurred primarily to reduce the size of our stockholder base and to provide liquidity to our stockholders. In fiscal 2011, we also repurchased from one of our stockholders $2.7 million of that stockholder's preferred stock.

Future cash needs and capital requirements

Operating cash flow needs.    We believe that our new credit facility entered into on April 30, 2012, including the additional borrowing of up to $70.0 million permitted under that facility, will be sufficient to support our cash flow needs.

The maximum balance of our revolving credit facility during fiscal 2012 was $116.8 million on February 1, 2012, and by April 30, 2012, we were able to repay the entire balance of our revolving credit facility. At July 31, 2012, we had $11.1 million drawn under our revolving loan, and using the leverage ratio applicable under our loan covenants at the end of each fiscal year, our maximum unused borrowing capacity was $72.3 million. Under our new credit facility, we remain subject to the same leverage ratio test that applied under our prior facility, and our leverage ratio requirement at January 31, 2013 will be 4:1 as compared to the 3:1 ratio applicable as described below for the other quarters of the fiscal year.

Our new credit facility also contains a new requirement that we reduce the balance of our revolving loan to zero for a period of at least 45 consecutive days each fiscal year. However, because our term loan will remain outstanding during that 45 day period, and given our historic cash flow experience at the end and at the beginning of each fiscal year, we do not anticipate that the unavailability of our revolving loan during that 45 day period each fiscal year will adversely affect our cash flow. We have already satisfied this requirement for fiscal 2013.

We believe several factors will affect our cash flow in future periods, including the following:

  •
  The extent to which we finance financial products offered by JTH Financial, including ICAs.

  •
  The extent to which we extend additional financing to our franchisees and ADs, beyond the levels of prior periods.

  •
  The extent and timing of our expenditures related to our NextGen project. Our NextGen project is an integral part of our determination to deliver an improved level of service to our franchisees. In addition to integrating our online and retail-based tax preparation software, we expect the NextGen project, when fully deployed, to improve the ability of our franchisees to comply with financial information protection requirements by moving most tax preparation information to a secure centralized platform, and to provide web-based support services in a way that will be both more accessible to our franchisees and their employees and less expensive for us to provide.

  •
  The cash flow effect of selling franchises under our new program allowing franchisees to purchase additional territories without making any cash down payment.

  •
  The offsetting impact of the higher royalty rates we receive from franchisees who elect to purchase territories under the no down payment plan.

  •
  The extent to which we engage in stock repurchases.

  •
  Our ability to generate fee and other income related to financial products in light of regulatory pressures on us and our business partners.

  •
  The extent to which we repurchase AD areas in order to allow us to receive a full stream of royalties from the franchisees in the AD areas in future periods.

  •
  The extent, if any, to which our Board of Directors elects to declare dividends on our common stock.

Effect of our credit facility covenants on our future performance.    Our credit facility, which matures on April 30, 2017, imposes several restrictive covenants, consistent with the covenants that applied under the revolving credit facility it replaced. The credit facility contains a covenant that requires us to maintain a "leverage ratio" of not more than 4:1 at the end of each fiscal quarter ending January 31, and a ratio of not more than 3:1 at the end of each other fiscal quarter. The higher permitted leverage ratio at the end of the January 31 quarter reflects the fact that as of that date, we have typically extended significant credit to our franchisees for working capital and other needs that is not reflected in revenue that we receive from our franchisees until the period beginning in February each year. At January 31, 2012, April 30, 2012 and July 31, 2012, applying the identical requirements of our prior revolving credit facility, we had a leverage ratio of 3.29:1, 0.76:1 and 1.08, respectively.

Our leverage ratio at April 30, 2012 was 0.76:1, reflecting the fact that we had no balance outstanding on our revolving credit facility at that date and a $25.0 million balance under our term loan. However, using the 3:1 test, our available borrowing capacity under the revolving credit facility at April 30, 2012 was $88 million. The leverage ratio is measured only at the end of each fiscal quarter, and so there may be times at which we exceed the quarter-end leverage ratio during the quarter, which we are permitted to do provided that our leverage ratio is within the allowable ratio at quarter-end. At July 31, 2012 our ratio was 1.08:1, and our unused borrowing capacity was $72.3 million.

We continue to be obligated under our credit facility to satisfy a fixed charge coverage ratio test which requires that ratio to be not less than 1.50:1 at the end of every fiscal quarter. At January 31, 2012, April 30, 2012 and July 31, 2012, our fixed charge coverage ratios were 5.12, 5.48 and 4.58, respectively. We were in compliance with the ratio tests described in this section as of July 31, 2012. We expect to be able to manage our cash flow and our operating activities in such a manner that we will continue to be able to satisfy our obligations under the new credit facility for the remainder of the term of that facility.

As noted above, although we are subject under our new credit facility to a requirement that we reduce the balance of our revolving loan to zero for a period of at least 45 consecutive days each fiscal year, because of the addition of a term loan into our credit facility, we do not believe that new requirement will affect our cash flow or future performance.

Seasonality of Operations

Given the seasonal nature of the tax return preparation business, we have historically generated and expect to continue to generate most of our revenues during the period from January 1 through April 30. In fiscal 2012 we earned 84% of our revenues during this period. We historically operate at a loss through the first eight months of each fiscal year, during which we incur costs associated with preparing for the upcoming tax season.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

We are subject to inherent risks attributed to operating in more than one country. Most of our revenues, expenses and borrowings are denominated in U.S. dollars. Our operations in Canada, including the advances we make to our Canadian subsidiary, are denominated in Canadian dollars, and are therefore subject to foreign currency fluctuations. For fiscal 2012, a 5% change in the exchange rate of the Canadian dollar relative to the U.S. dollar would have had a $54,000 impact on our net income, and a $659,000 impact on our total assets at April 30, 2012. We use, and may continue to use in the future, derivative financial instruments, such as forward contracts, to manage foreign currency exchange rate risks. See "— Off Balance Sheet Arrangements."

Interest rate risk

We are subject to interest rate risk in connection with our revolving credit facility, which provides for borrowings of up to $130 million and bears interest at variable rates. Assuming our revolving credit facility is fully drawn, each eighth of a percentage point change in interest rates would result in a $0.2 million change in annual interest expense on our revolving credit facility. We have entered into hedging instruments, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility. See "— Off Balance Sheet Arrangements."

Off Balance Sheet Arrangements

We are a party to interest rate swap agreements that allow us to manage fluctuations in cash flow resulting from changes in the interest rate on our revolving credit facility. These swaps effectively change the variable-rate of our revolving credit facility into a fixed rate revolving credit facility. Under the swaps, we receive a variable interest rate based on the one month LIBOR and pay a fixed interest rate of 2.49% or 2.52% under the different swaps. The notional amounts of the swaps vary from $10 million to $70 million per month, depending on our forecasted seasonal borrowings. At July 31, 2012, the fair value of our interest rate swaps was a liability of $647,000, and was included in accounts payable and accrued expenses.

We also enter into forward contracts to eliminate exposure related to foreign currency fluctuations in connection with the short-term advances we make to our Canadian subsidiary in order to fund personal income tax refund discounting for our Canadian operations. At July 31, 2012, there were no forward contracts outstanding, but we expect to enter into forward contracts in the future during the Canadian tax season.

Commitments and Contingencies

The following table sets forth certain of our contractual obligations as of April 30, 2012.

	Contractual Obligations
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations(1)	$31,403	$3,318	$5,586	$22,499	$—
Capital lease obligations	177	45	91	41	—
Operating lease obligations(2)	7,419	3,395	2,995	650	379
Purchase obligations(3)	6,796	6,751	45	—	—

Total contractual obligations	$45,795	$13,509	$8,717	$23,190	$379

(1)
Amounts include mandatory principal payments on long-term debt, as well as estimated interest of $626, $1,120, $845, and $— for less than 1 year, 1-3 years, 3-5 years, and more than 5 years, respectively. Interest calculated for future periods was based on the interest rate at April 30, 2012. The actual interest rate will vary based on LIBOR and our leverage ratio.

(2)
We sublease most of the office spaces represented by this line item, and anticipate sublease receipts from franchisees of $1,648, $1,359, $374, and $111 for less than 1 year, 1-3 years, 3-5 years, and more than 5 years, respectively.

(3)
Amounts are primarily for advertising expense and for software licenses, maintenance and development.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The following critical accounting policies may affect reported results.

Revenue Recognition.    We recognize franchise fees, net of a provision for franchise fee refunds, when our obligations to prepare the franchise for operation have been substantially completed. No franchise fee revenue is recognized related to our sale of a zero franchise fee territory. Direct costs related to territories sold with no franchise fee are deferred until the related royalty revenue is recognized. Our franchise fees also include AD sales. When we finance franchise fees, we record the franchise fees as deferred revenue until the franchisee or AD has made a significant financial commitment (payment of 20% of the franchise fee) and met certain training criteria, which require franchisees to pass our entry level franchisee training course and ADs to complete equivalent AD training.

We recognize royalties and advertising fees currently as our franchised territories generate sales. These amounts are recognized net of amounts due to ADs for their portion of royalty payments. When we sell company-owned offices and finance those sales, we defer gains on the sales until the purchaser has made a significant financial commitment (20% of the purchase price), but recognize losses on the sales immediately upon sale, where applicable.

Derivative Instruments and Hedging Activities.    We account for derivatives and hedging activities and recognize all derivative instruments as either assets or liabilities on our balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged, or recognized in income to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

We discontinue hedge accounting prospectively when we determine that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or we determine to remove the designation of the cash flow hedge. Whenever hedge accounting is discontinued and the derivative remains outstanding, we continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in fair value in earnings. When it is no longer probable that a forecasted transaction will occur, we discontinue hedge accounting and recognize immediately earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

Long-Lived Assets.    We review our long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We measure recoverability by comparison of the carrying value of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. We recognize and measure potential impairment at the lowest level where cash flows are individually identifiable. If the carrying amount of an asset exceeds its estimated future cash flows, we recognize an impairment charge equal to the amount by which the carrying value of the asset exceeds the fair value of the asset. We determine fair value through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals. If assets are to be disposed of, we separately present these assets in the balance sheet and report them at the lower of the carrying amount or fair value less selling costs, and no longer depreciate them. When we have assets classified as held for sale, we present them separately in the appropriate asset and liability sections of the balance sheet.

Allowance for Doubtful Accounts.    Our allowance for doubtful accounts includes our best estimate of the amount of probable credit losses in our existing accounts receivable and notes receivable. Because the repayment of accounts receivable and notes receivable are dependent on the performance of the underlying franchises, at the end of each reporting period we estimate the amount of the allowance for uncollectible accounts based on a comparison of amounts due to the estimated fair value of the underlying franchise.

Stock Compensation Expense.    We calculate the cost of our employee stock-based compensation based on the grant date fair value of stock option awards using the Black-Scholes-Merton option pricing model. We recognize compensation costs for an award that has a graded vesting schedule on a straight-line basis over the service period for the entire length of the stock option award.

The following chart indicates the number of stock options granted during fiscal 2012 and during the three months ended July 31, 2012, the fair value of the underlying stock as determined by the Company, and the per share total stock compensation expense that will be recognized by the Company in connection with those shares associated with the stock option grants:

Date and Year of Grant	Number of Options Granted	Average Exercise Price	Fair Value of Underlying Common Stock	Per Share Stock Compensation Expense	Aggregate Stock Compensation Expense
June 2011	423,670	$15.00	$15.00	$2.31	$976,868
August 2011	10,000	$15.00	$15.00	$1.96	$19,600
June 2012	332,035	$15.00	$15.00	$1.80	$595,998

In establishing the fair value of our Class A Common Stock for each of the periods indicated above, we considered appropriate accounting literature regarding the valuation of privately-held company equity securities and determined that the values established in contemporaneous transactions provided a reasonable basis for establishing the fair value for stock compensation expense purposes. On this basis, we did not obtain any third party valuation or utilize other valuation methods.

We concluded that the private transaction information available to us, because of the nature of these transactions, provided a basis for establishing fair value. First, during the period from May 1, 2009 through April 30, 2012, the Company completed an aggregate of $22.3 million in negotiated stock repurchases from stockholders other than directors, executive officers and 5% stockholders, and the weighted average repurchase price in those transactions was $14.76, with no price higher than $15.00. Second, the option grants effected in calendar year 2011 were proximate in time to a very large and arms-length transaction between two of our largest stockholders that was negotiated in January and February, 2011 and closed in late February, 2011. In that transaction, Envest III acquired 266,666 shares from Edison Venture Fund IV, L.P., at a purchase price per share of $15.00. That price was negotiated at arms-length between those two stockholders, and the two stockholders are sophisticated investors and unrelated parties.

In determining fair value with respect to recent stock option grants, we noted that the price at which the repurchase and third party transactions took place likewise did not vary significantly, notwithstanding our operating results and continued growth during the periods involved, and that the price at which options were granted did not vary among grant dates. We believe that the lack of variability of the price at which these transactions took place reflected stock market conditions since 2009 and the counterbalancing effects of the growth of our business, and the market volatility involving some of our primary publicly traded peers, including the bankruptcy of one of those peers that was filed in 2011 and which had been foreshadowed through public disclosure over an extended period of time.

See "— Critical Accounting Estimates" for a further discussion of the factors we considered in determining the fair value of the underlying stock.

Potential effect of JOBS Act.    The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We are an "emerging growth company" and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (i.e., not publicly traded) companies. We are electing the ability to delay the adoption of new or revised accounting standards, and as a result, we may not elect to comply with new or revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, Organization and Significant Accounting Policies, of the Notes to our Consolidated Financial Statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Allowance for doubtful accounts

We establish our allowance for doubtful accounts for our trade accounts receivable and notes receivable based on a comparison of the amount due to the estimated fair value of the underlying franchise. In establishing the fair value of the underlying franchise, management considers net fees of open offices and the number of unopened offices.	Our calculation of the allowance requires management to make assumptions regarding the fair value of the franchise to which the account relates.	A 10% decrease in our valuation of franchise territories at July 31, 2012 would have increased our allowance for doubtful accounts by approximately $340,000 at that date.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Long-lived assets

Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges). We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset.	Our calculation of the allowance requires management to make assumptions regarding the fair value of the franchise to which the account relates.
We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years.
We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Stock-based Compensation

We have based the valuation of the common stock underlying stock options granted to directors and employees on transactions in which the Company has repurchased stock, or in which we have evidence of arms-length transactions between third parties. We have used that valuation to determine the cost of our employee stock-based compensation, rather than obtaining a third party appraisal or using more traditional methods, because we concluded that the number and nature of these transactions in recent periods provided a reasonable basis for the valuation. See "— Critical Accounting Policies — Stock Compensation Expense." The value of stock options is also impacted by expected volatility of the price of our common stock.
Our calculation of the cost of employee stock-based compensation depends on the assumption that the exercise price provided for stock options constitutes the fair value of the awards at the grant date.
For each of fiscal 2011, fiscal 2012 and fiscal 2013, we established the fair value of our common stock at the date of various stock option grants at $15.00 per share. A $1.00 increase in the per share valuation of the stock with respect to options granted during fiscal 2013 would have increased our stock compensation expense by $42,000, and a $1.00 decrease in that valuation would have reduced our stock compensation expense by $39,000. As a public company, our stock price could experience significantly greater volatility, which could increase the fair value of options awarded in the future.

Recently Issued Accounting Standards

In June 2011, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, Presentation of Comprehensive Income. This update changes the methods for presenting comprehensive income, and eliminates the method of including comprehensive income in the statement of stockholders' equity. Under ASU 2011-05, an entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company adopted this guidance in the first quarter of fiscal 2013. Because it only affects presentation, this guidance did not have a material effect on its consolidated financial statements.

In September 2011, FASB issued ASU 2011-08, Intangibles — Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment. This amendment provides the option of first using a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a company concludes that it is more likely than not that fair value exceeds carrying value, the two-step test for impairment is not required. The amendment includes a revised list of considerations in completing the qualitative assessment. The Company adopted this ASU in fiscal 2013 but this guidance did not have a material effect on our consolidated financial statements.

Business

Overview

We are one of the leading providers of tax preparation services in the United States and Canada. As measured by both the number of returns prepared and the number of retail offices, we are the third largest and fastest growing national retail preparer of individual tax returns in the United States and the second largest retail preparer of individual tax returns in Canada. From 2001 through 2012, we have grown the number of U.S. tax returns prepared in our offices from approximately 137,000 to nearly 1.8 million. These services and related financial products are offered primarily through franchised locations, although we operate a very limited number of company-owned offices each tax season. All of the offices are operated under the Liberty Tax Service brand. Since the 2001 tax season, our percentage share of the paid tax preparation market in the United States has increased from 0.2% to more than 2%.

From 2001 through 2012, we grew our number of tax offices from 508 to nearly 4,200. We and our franchisees operated 3,920 offices in the United States during the 2012 tax season, a 9.2% increase over the 2011 tax season, when we operated 3,590 offices, which was itself a 9.3% increase over the number of offices operated in the 2010 tax season. We include kiosk-based offices located in retail stores in our office count.

The following table indicates the number of offices open at any point during the tax season and the number of total tax returns filed through these offices during the fiscal year ended April 30 of each year.

	2008	2009	2010	2011	2012
Offices	2,695	3,091	3,531	3,845	4,183
Tax returns prepared in our offices	1,456,000	1,632,000	1,795,000	1,946,000	2,075,000

We provide our customers with value-added federal and state tax preparation services and related financial products both in retail offices and online. Our target customers include taxpayers who for reasons of complexity, convenience or the need for prompt tax refunds desire the assistance of assisted tax preparation services. Our customer growth is driven by our ability to capture an increasing share of a continuously expanding tax preparation market.

We believe that our franchise system is the core of our highly scalable business model and the keystone of our growth. Virtually all of the Liberty Tax offices are operated by franchisees. Because we do not own or operate a significant number of tax offices, we are able to focus on marketing, franchisee coaching and support, financial product development and other initiatives that drive our overall success. In addition, our franchise model allows us to grow our tax system with minimal capital expenditures or fixed cost investments.

Our franchise model has been recognized as an attractive investment opportunity for entrepreneurs. In May 2012, Entrepreneur Media ranked us as the eighth fastest growing franchise system, based on the number of new franchise units added in the U.S. and Canada from 2011 to 2012. In February 2012, Forbes ranked us the seventh best franchise in their "Top 20 Franchises for the Buck" list, based on the estimated minimum initial investment, store survival rate, training hours offered and the total number of franchise locations. We believe our system offers best in class training and support to both new and existing franchisees. We have focused on keeping the cost of establishing a Liberty Tax franchise relatively low compared to other opportunities available to potential franchisees in order to attract motivated entrepreneurs seeking to minimize their initial costs. We believe this low upfront capital requirement, combined with the potential for attractive office level profitability, provides an opportunity for a significant return on investment for our franchisees.

Our growth is also reflected in our financial performance. Our total revenues grew to $109.1 million in 2012 from $95.5 million in 2011 and $84.6 million in 2010, and our net income increased to $17.4 million in 2012 from $15.8 million in 2011 and $11.0 million in 2010. Our systemwide revenue, which is the base from which we derive franchise royalties, grew to $359.1 million in 2012, from

$338.6 million in 2011 and $304.3 million in 2010. Our systemwide revenue represents the total tax preparation revenue generated by our franchised and company-owned offices.

Our Industry and Market Opportunity

We believe that Liberty Tax Service is well positioned to increase our share of the paid tax preparation market because of our strong brand, the strength of our franchise model, and our ability to take advantage of industry consolidation.

During calendar year 2012, an estimated 145 million tax returns were filed with the IRS, of which approximately 134 million tax returns were filed during the 2012 tax season. The IRS expects the number of tax returns to continue to grow, and projects a greater than 3% increase in tax return filings from 2012 to 2015, as illustrated below.

Total Individual Returns

Source: IRS website. The "P" designation for calendar years 2012 and later reflects IRS projections.

The tax return preparation market is divided into two primary distinct sectors: paid tax preparation and DIY preparation, which includes traditional "pen and paper" preparation as well as DIY preparation through online and software-based tax products. Although recent years have seen growth in the relative portion of the DIY sector that has been captured by online and software-based tax products, the separate paid tax preparation sector, in which we and our franchisees primarily compete, has also continued to grow. The stability within the paid tax preparation sector and our growth within that sector are illustrated in the following tables. The tables below include data from the tax season of each referenced year:

Tax Preparation Market Sectors

Source: IRS website for years prior to 2011. Estimates for 2011 and 2012 tax seasons reflect IRS data and internal company analysis.

The percentage of returns filed through paid tax preparers has remained relatively stable over the past decade, with material year-to-year variations generally in years where government tax rebate programs cause a spike in filings by taxpayers who might otherwise not have filed, or where recessionary conditions, as in 2009, temporarily depress filings. The growth in the number of individual returns reflects a consistent trend over many years, and the historical data and projected IRS information indicates that both the number of individual returns prepared and those prepared by paid tax preparers have increased and we believe it will continue to increase at a relatively constant rate over the next several years. Since the 2001 tax season, our percentage share of the paid tax preparation market in the United States has increased from 0.2% to more than 2.2% based on IRS data reflecting the paid tax preparation market, as illustrated below.

Liberty's Share of the Paid Tax Preparation Market

We believe, based on available data, that in 2012 less than 25% of the paid tax preparation market was represented by the national retail tax preparation companies: Liberty Tax and our two national competitors, H&R Block and Jackson Hewitt, each operating under a different business model. While virtually all of our offices are operated by franchisees, H&R Block primarily operates company-owned offices and Jackson Hewitt operates a mixture of franchised and company-owned offices. The remaining portion of the paid tax preparation market is primarily comprised of tens of thousands of independent tax preparers operating at a local and regional level. We believe most of these independent preparers operate individual or a limited number of locations. The following chart describes the division of the paid tax preparation market for the 2011 tax season.

2011 Paid Tax Preparation Market Share

The information in the table above reflects the market share of the respective groups with respect to the paid tax preparation market as reported by the IRS. The information for H&R Block and Jackson Hewitt is based upon publicly available filings. We believe that there were no significant shifts in the market share allocation in the 2012 tax season.

Our Business Strengths

We attribute our success in the retail tax preparation industry to a number of strengths:

We are a market leader in providing retail tax preparation services.    We are presently the third largest provider of retail tax preparation services in the United States and the second largest provider of retail tax preparation services in Canada as measured by number of tax returns prepared and the number of retail offices. We currently have a network of 2,098 franchisees and had nearly 4,200 offices for the 2012 tax season, the majority of which had been opened within the past five years, and many of which are in the initial stages of growth. We believe that there is no existing smaller competitor in the retail tax preparation market that could challenge our market position on a national scale due to the expense and length of time required to develop the infrastructure, systems and software necessary to create and support a nationwide network of tax preparation offices. As a result, we believe that it would be difficult for an additional national competitor to emerge in our market for the foreseeable future. Moreover, our brand identity and substantial growth have helped us cement strong repeat business in our offices. Our brand is reinforced by our Liberty logo and our unique advertising techniques, which include personalized and highly visible marketing strategies. We believe our model creates a powerful platform that allows our franchisees to continue to grow their scale and profitability as they become more seasoned.

A highly scalable and attractive franchise business model.    Our franchise model enables us to rapidly expand while keeping capital expenditures and fixed cost investments low. Virtually all of our offices are operated by franchisees, which allows us to focus on marketing, training and expanding our value-added services, while our franchisees focus on locating and opening new office locations and increasing the number of customers at existing locations. We believe that our time-tested and proven franchise strategy, when combined with the economics of our low-cost franchise model, enables us to grow our brand by attracting highly motivated entrepreneurs. Our standard franchise fee per territory is $40,000, which is typically lower than other franchise opportunities, and we offer our franchisees flexible structures and financing options for franchise fees and royalty payments. We believe we offer a stable franchise opportunity and have designed our franchise model to closely align our interests with those of our franchisees in an effort to promote their profitability and return on investment. Our status as a market leader is demonstrated by the fact that we continue to be highly ranked in independent national publications that rank the attractiveness of franchise opportunities and franchisee satisfaction.

Our franchisee and consumer-oriented strategy drives our success and enhances our relationships with our franchisee base.    We believe that we must deliver value to both our franchisees and their customers to further drive our success. We encourage a collaborative and open culture among our franchise base and are proactive in providing ongoing training opportunities to both new and established franchisees. We actively manage our franchise base by enforcing franchisee performance standards in order to optimize systemwide revenue and the royalties we receive from our franchisees. Because of the room for growth in our franchise system, we provide our high-quality franchisees the opportunity to increase the number of offices they own and operate. Our franchise model appeals to a select group of highly motivated individuals who are attracted to a platform that requires them to be intensely focused during the relatively short tax season but also enables them to pursue other business and personal endeavors throughout the rest of the year. Because the personal success of our franchisees is directly tied to the success of their individual offices, we believe our franchisees are more focused than the operators of our primary competitors' non-franchised offices on both providing a positive customer service experience and delivering value to their customers.

The paid tax preparation business is inherently a neighborhood business, and we support our franchisees in utilizing our model in a way that allows them to maximize the success of their offices. Franchisees interact directly with existing and potential customers, which drives high customer loyalty within their market areas. We utilize our mix of franchisee support and services to mitigate the challenges of a franchise business model, which include our lack of direct control over day-to-day operations in the tax offices and our reliance on franchisee growth and expansion to grow our business.

We are a market leader in making financial product choices available to tax customers.    We recognize that some of our customers value the wide range of financial product choices we enable our franchisees to provide. We have consistently endeavored to provide our franchisees access to a full range of competitive product and service choices, including ERCs, prepaid debit cards loaded with their tax refund amounts, RALs and ICAs, along with other electronic filing products and services.

The evolving legal and regulatory climate surrounding some of the financial products that we have made available to our franchisees and their customers has required us to adapt quickly to new limitations that made it more difficult to offer customers the same financial product choices as were available in prior tax seasons. We have adapted to these challenges by developing alternatives for customers, including our ICA product, and by ensuring that we are a market leader in this area, and although the law and regulations may continue to change, we expect to be able to continue to give our franchisees and their customers a range of financial product choices that will be at least as broad as that offered by our competitors.

Our experienced management team has a proven track record.    Our senior management team has significant experience in the tax preparation industry. Our founder, Chairman and CEO, John Hewitt, is a pioneer in the tax preparation industry. Prior to Liberty Tax, Mr. Hewitt began his career with H&R Block and was the founder of Jackson Hewitt. Likewise, our Chief Operating Officer, Rufe Vanderpool, has been with Liberty since 2004, and has been in the tax preparation industry since 1998, and our Chief Financial Officer, Mark Baumgartner, has been with us since 2003. Many of our other key personnel also have a long history of working in the tax preparation industry.

Our Growth Strategy

We believe we are uniquely positioned within the retail tax preparation industry to seize the available growth opportunities. Our strategy for growth includes:

We plan to grow our number of franchised office locations within the U.S.    We plan to aggressively expand our number of office locations. We believe there is substantial untapped potential for us to add more than 7,000 additional offices, after which we would be comparable to the size of our largest national competitor, H&R Block. We believe we can increase the average number of tax offices operated by our franchisees by continuing to offer programs and support designed to encourage franchisees to expand their business. For example, we intend to place new and existing franchisees in remaining undeveloped geographic territories. We have recently begun to offer existing franchisees the ability to operate in additional territories for one tax season before electing to acquire those territories. We believe we can achieve this growth because we have a significant number of undeveloped territories. We also offer several innovative programs for new and existing franchisees, including a "zero franchise fee" alternative that allows franchisees to minimize their initial investment in exchange for paying higher royalties during the first five years of the franchise term. In addition, we recently entered into an agreement with Walmart that will allow Liberty Tax offices to operate as kiosks in a number of Walmart stores beginning with the 2013 tax season. We anticipate that our franchisees and we will operate these kiosks in more than 300 Walmart stores during the 2013 tax season.

We plan to grow our number of returns.    Many of our offices are relatively new, and as they continue to become more seasoned, will be able to add new customers who we expect will become repeat customers. Approximately 42% of our retail offices open during the 2012 tax season were in the first three years of operation, providing substantial room to add additional customers. Our new retail offices typically experience their most rapid growth during their first five years as they develop customer loyalty, operational experience and a referral base within their community. In addition, we believe that our unique marketing programs, customer oriented services, easy to use tax preparation software, and national presence will continue to drive the number of tax returns prepared in our franchised offices.

We are poised to take advantage of anticipated industry consolidation and strategic opportunities to increase our number of offices and returns.    We expect to benefit from anticipated industry consolidation as we believe many independent tax preparers will look to exit the industry as they confront increased costs, regulatory requirements and demands to provide financial products. We believe we will be a beneficiary of this consolidation because we are able to more efficiently address changing regulatory requirements due to our scale and also because we have succeeded in providing a fully competitive mix of the kinds of financial products sought by customers. In addition, our reputation in the market should continue to drive new customers to our brand, which will also enhance our position in a consolidating industry. As a result, we believe we will continue to accrete market share by virtue of our attractive platform for preparers and for new franchisees looking to capture customers from exiting independent preparers. We may also consider larger strategic transactions if those opportunities arise.

We may strategically acquire AD areas.    We operate under a two-tier franchise system, which includes franchisees operating retail offices in "territories" that encompass a target population of approximately 30,000 people and ADs that operate in areas that include large clusters of territories. We use ADs to help us build out our retail franchise base by marketing available franchise territories. We initiated our AD program in 2001, at a time when we were seeking to accelerate the growth of our franchise system. We continued utilizing the AD program in recent years to focus on areas with large underdeveloped groups of territories we believed would benefit from the dedicated sales attention that an AD would bring to our franchise sales process. We presently have 178 active AD areas, and as of July 31, 2012, those areas had 3,919 unsold franchise territories located within them. Our arrangements with our ADs require us to pay a substantial portion of the franchise fees and royalties we receive to our ADs. Although we still expect to grow our franchise network through the sale of new AD areas, opportunities often arise to acquire underperforming AD areas or AD areas in more mature markets at favorable terms, offering us better future profitability from the associated franchise locations as a consequence of repurchasing the area rights of those ADs.

We will leverage our financial products business leadership to attract and retain customers and to market our competitive advantage to prospective franchisees.    We have expended considerable effort since 2009 to ensure that our franchisees are able to offer a complete range of tax-related financial products to our customers, and to provide our customers choices in these products. There are no remaining banks making or facilitating loan-based tax settlement products, and in anticipation of that situation, we began to pilot our ICA refund loan product in a limited number of states in the 2011 and 2012 tax seasons. We expect to be able to offer ICAs in more than 30 states in the 2013 tax season, and are exploring other alternatives to make tax settlement product choices available to consumers. We are also exploring product alternatives in the states where we may not offer ICAs. At the same time, we expect to continue to offer non-loan tax settlement products such as ERCs to customers in all of our offices. We believe that our innovation in offering alternatives to the RAL will allow us to attract and retain customers by meeting customer demand for quicker access to funds. This competitive advantage over some of our competitors who are not offering similar ranges of products should also permit us to demonstrate to prospective new franchisees, as well as franchisees considering expansion, the potential advantages of the Liberty Tax brand.

Our Business

Our business involves the provision of retail federal and state income tax preparation services and related products in the United States and Canada. Virtually all of our services are provided through franchised offices, and for the 2012 tax season, our services were offered in 4,183 retail offices, of which 3,920 were in the United States (with the remainder in Canada) and 3,840 of our retail offices in the United States, or more than 98%, were owned by franchisees. Unlike some of our primary national competitors, we have maintained a relatively simple business model. We have not attempted to diversify into banking or mortgage operations. By building on steady growth since our founding and using our available financing to fund operations between tax seasons, we have avoided excess leverage while ensuring minimal outstanding indebtedness at the end of each tax season. At April 30, 2012 and 2011, for example, we had no outstanding balance under our revolving credit facility (although at April 30, 2012, our new $25 million term loan was outstanding and we held $19.8 million in cash). Our focus since inception has been on growing the number of Liberty Tax offices, increasing the number of tax returns prepared by those offices, and enhancing profitability by offering services and products that continue to build the Liberty Tax brand.

In the 2012 tax season, we and our franchisees in the United States accounted for almost 1.8 million tax returns filed through our retail offices, and approximately 113,000 additional tax returns filed through our online tax software, eSmartTax. Because some of our competitors have been unable to offer a full range of financial products over the last two tax seasons, and because we believe we are positioned to maintain a competitive set of products to offer in the financial products area, we believe there is a substantial opportunity to combine our retail office growth with an increase in the number of returns we and our franchisees produce on a per office basis.

A typical tax season consists of two primary filing periods: a "first peak" involving filers who file relatively quickly after receiving their Forms W-2, and late-season filers who file during the weeks leading to the usual April 15 federal tax filing deadline. In the 2012 tax season, 63% of returns filed in our retail offices were filed between January 1 and February 29, and an additional 17% were filed between April 1 and April 17.

Liberty's Franchise Model

We rely on a franchise model for our growth. Although our larger primary competitors maintain a mix of franchise locations and company-owned offices, we have determined that we can best grow our company by increasing our franchisee base, and the number of offices operated by our existing franchisees. We have also included in our franchisee model the sale of AD areas, and under this AD model, we make large clusters of territories available to an AD who is responsible for marketing the available franchise territories within the larger AD area in order to help us fill gaps in our franchise system. As described below, when we utilize an AD to assist us in franchise sales, we receive revenue from the sale of the AD area, but sacrifice a portion of the franchise fees and the royalty stream from the franchises within the AD area.

Franchise territories.    We have divided the United States into approximately 10,000 potential franchise territories. We attempt to draw territory boundaries so that each territory has a target population of approximately 30,000 people. Franchisees are permitted to open more than one office in a territory, and within the territory they may also be the beneficiary of the opportunity to open offices located in a retail operation in which we have the opportunity to place a tax preparation kiosk. For the 2012 tax season, we had kiosk arrangements with certain Kmart, Sears and Ace Cash Express stores, and had 121 such kiosks open during the 2012 tax season. In September 2012, we entered into a kiosk agreement with Walmart, pursuant to which we expect to have more than 300 franchised and company-owned kiosks open in Walmart stores for the 2013 tax season. The agreement with Walmart runs through the 2014 tax season.

As of April 30, 2012, our largest franchisee operated 24 tax locations, and a majority of our franchisees operated two or fewer tax locations. As part of our growth strategy, we anticipate increasing substantially the average number of offices per franchisee, by encouraging more of our franchisees to acquire and open additional franchise territories. We anticipate that a significant number of our franchisees may elect to remain single-office owners, but that others will be attracted to the opportunity to grow their revenue base and overall profitability by enjoying the economies of scale associated with multi-unit operations. Because we continue to have measurably fewer offices than our two largest competitors, we believe that we have a significant number of additional territories available that will allow us to implement this business model, and we are devoting a substantial amount of our sales efforts to providing opportunities to existing franchisees to acquire additional territories.

AD areas.    We initiated our AD program in 2001, at a time when we were seeking to accelerate the growth of our franchise system. We presently have 178 active AD areas, and as of July 31, 2012, those areas had 3,919 unsold franchise territories located within them. We continued utilizing the AD program in recent years to focus on areas with large underdeveloped groups of territories we believed would benefit from the dedicated sales attention that an AD would bring to our sales process. Our franchise fees for AD areas vary based on our assessment of the revenue potential of each AD area, and also depend on the performance of any existing franchisees within the AD area being sold. Our ADs generally receive 50% of both the franchise fee and royalties derived from franchises located in their AD areas and are required to provide marketing and operational support.

We strategically repurchase AD areas from existing ADs. In fiscal 2012, we spent $7.7 million to repurchase 12 AD areas. Because AD franchise agreements generally require us to pay 50% of both the franchise fees and royalty revenue derived from franchises located in their AD areas to our ADs, we expect that the repurchase of those AD areas will provide additional royalty and franchise fee income to our revenues in future periods. In fiscal 2012, our ADs in the aggregate earned $3.4 million in franchise fee revenue and $20.1 million in franchise royalties.

When we engage in repurchases of AD areas, we generally value the area by using a discounted cash flow calculation, and we purchase the area on a basis that reflects our expected return from recapturing the post-purchase royalty stream that would otherwise have been paid to the AD. By repurchasing areas at a price that provides liquidity to an AD, we are able to pay off indebtedness of that AD to us, where applicable, and secure the full benefit of franchisee royalty streams for periods after the completion of the repurchase.

Franchise sales process.    We engage in an active marketing process, both directly and through our ADs, in order to sell additional franchise territories. Our sales process includes sales to new franchisees, as well as the sale of additional territories to existing franchisees willing to expand into additional territories. For new franchisees, the process includes multiple steps that culminate in a week-long training session that we call Effective Operations Training. We generally require a new franchisee to pay the entire franchise fee for the franchisee's first territory at the time of acquisition, although as described below, we often provide funding for additional territory purchases by both new and existing franchisees. In June 2011, we announced a new franchise sales program pursuant to which new and existing franchisees could obtain selected unsold territories without the payment of a franchise fee. Territories acquired under this "zero franchise fee" program will, as described below, require higher royalty fees during the first five years of the franchise agreement, but will involve less initial financial risk to a potential franchisee. We also utilize advertising in national publications, appearances at conventions and trade shows at which we believe potential franchisees may be present, and various direct marketing techniques, in order to obtain and pursue franchisee leads.

During fiscal 2010, we offered two new franchise purchase programs, a "rent to own" program and a "try before you buy" program, both of which were designed to allow existing franchisees to acquire additional territories with minimal risk. In both of these programs, which are designed for the purchase of unsold territories, we allow an existing franchisee that is willing to pursue expansion to operate a territory without an obligation to pay a franchisee fee during the first tax season. If the franchisee operates the territory and elects to retain ownership of the territory, the territory becomes subject to a standard franchise agreement and the payment of the standard franchise fee.

Because of the uncertainty surrounding the availability of financial products, the difficulty that many independent and smaller tax preparers are having accessing sources of financial products, and an increasingly cumbersome regulatory climate, we believe that there is an opportunity to convert independent tax preparers, including smaller multi-unit operations, to Liberty Tax franchisees. We are expending significant marketing effort to encourage these conversions, and because these operations involve existing tax operations, generally offer more favorable terms to these prospective franchisees than we make available for undeveloped territories.

Our franchise agreements.    Under the terms of our standard franchise agreement, each franchisee receives the right to operate a tax return preparation business under the Liberty Tax Service brand within a designated geographic area. Similarly, our agreements with ADs permit ADs to market franchise territories within a designated multi-territory area. Franchise agreements have an initial term of five years and are renewable. The agreements impose various performance requirements on franchisees, require franchisees to use our LibTax software and equipment designated by us, and obligate our franchisees to operate in their offices in accordance with standards we establish. These standards include specified in-season and out-of-season opening hours, criteria for the location of franchise offices, requirements related to tax preparers and other office employees, and minimum performance standards. Our agreements also require our franchisees to comply with applicable state and federal legal requirements. Although we do not control and are not responsible for any compliance issues that could be caused by our franchisees or their tax preparers, we provide guidance to our franchisees regarding their compliance obligations, including the provision of standard advertising templates, training materials that include detailed compliance information, and systems that alert them to unusual activity. We also use a variety of means to identify potential issues.

Each year, we terminate a number of franchisees, and other franchisees voluntarily relinquish their territories, often in exchange for our forbearance on the remaining indebtedness owed to us in connection with the franchise territory. In fiscal 2012 and fiscal 2011, respectively, approximately 341 and 316 retail tax locations that had been open were subject to voluntary and involuntary franchise terminations. We resold many of these territories to new or existing franchisees, closed other office locations, and maintained a limited number of office locations that we were not able to resell before the subsequent tax season as company-owned offices. In order to protect our competitive position, we regularly take actions to enforce the non-competition obligations and restrictions regarding customer lists and our trademarks and service marks contained in our franchise agreements.

When a franchisee's right to operate a franchise location is terminated, voluntarily or involuntarily, we evaluate the open office in order to determine whether it will be appropriate to resell that territory, including the existing office location, to a new or existing franchisee. As indicated below, the purchase price for an existing territory differs from the purchase price for an undeveloped territory, because it is based on our assessment of the value of the existing office operation.

Company-Owned Offices.    We intentionally operate very few company-owned offices. As of April 30, 2012, we operated 94 company-owned offices in the United States and Canada. Tax returns prepared by our company-owned offices represented approximately 2% of the total number of tax returns prepared in the Liberty Tax system in 2012. We focus primarily on growing through the opening of new franchise locations, and most of the company-owned offices we operate in a given tax seasons were offices that were previously owned by former franchisees who have ceased operations or did not meet our performance standards. Rather than close offices that we believe have the potential to be successful, we attempt to resell these offices, and when we fail to do so before the beginning of a tax season, we operate company-owned offices through a tax season and until we can resell them at a later time. For this reason, the offices that we operate as company-owned offices change substantially from season to season.

Franchise fees and royalties.    New franchisees (and existing franchisees acquiring additional territories) presently have several options for acquiring a new undeveloped territory:

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  For new franchisees purchasing their first territory, payment of a franchisee fee of $40,000, all of which is generally expected to be paid at the time of acquisition of the franchise.

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  For existing franchisees acquiring additional territories, payment of a franchise fee of $40,000, of which 20% must be paid as a down payment and the balance (subject to credit approval) may be subject to a loan from us.

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  For existing franchisees willing to expand, use of our "try before you buy" or "rent to own" options, which require the same 20% down payment, but allow the franchisees to defer the payment of franchise fees until they have operated the territory for most of one tax season and elect to keep the territory.

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  Alternatively, new and existing franchisees can opt for our "zero franchise fee" alternative, which allows a new territory to be acquired without the payment of the franchise fee, upon delivery of a minimal security deposit, subject to a franchise agreement that will impose higher royalties, as described below.

When we resell franchises in existing territories, we base the fees payable by a franchisee on the revenue generated by the tax location in prior years, and in some cases may make the "rent to own" or "try before you buy" options available to prospective purchasers. The purchasing franchisee is required to pay what we consider to be a customer list purchase price, representing the value attributable to the prior operations in the franchised office.

Our franchise agreement requires franchisees to pay us:

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  A base royalty equal to 14% of the franchisee's tax preparation revenue, subject to certain specified minimums.

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  An advertising fee of 5% of the franchisee's tax preparation revenue that we utilize to fund our collective advertising efforts.

Franchisees acquiring territories under our new "zero franchise fee" alternative will be required to pay us franchise royalties of 25% through the first five tax seasons and thereafter 14% of their tax preparation revenue. These franchisees are also required to pay us advertising fees of 5% each tax season.

Our franchisees generally pay royalties and advertising fees to us during the month following the month in which they accrue. When a franchisee becomes past due on those payments, we have the ability to collect them from our franchisees through a "fee intercept" mechanism. Because our franchisees are required to use our electronic systems to make electronic filings for customers, franchise fees and other amounts payable to us by our franchisees can be deducted from the amounts otherwise payable to the franchisee once a tax return is funded by the IRS or state taxing authority. This fee intercept mechanism minimizes our credit risk.

Franchisee loans.    We provide a substantial amount of lending to our franchisees (including ADs). In addition to allowing franchisees to defer a portion of their franchise fees, which they pay over time, our franchisees utilize working capital loans to fund their operations between tax seasons, and expenditures they need to make in order to prepare for the following tax season. At July 31, 2012, our franchisees and ADs were indebted to us in the total amount of $96.4 million, and we had recorded an allowance for doubtful accounts of $7.0 million. This indebtedness generally takes one of the following forms:

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  The unpaid portion of franchise fees (including AD franchise fees), which does not represent a cash advance by us to the franchisee, but a loan of the franchise fee, generally payable over four years.

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  Amounts due to us in connection with the purchase price of customer lists for franchisees acquiring previously opened territories. The notes for these amounts are generally payable over five years following the acquisition.

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  Annual working capital loans made available to qualified franchisees between May 1 and January 31 each year, which are repayable to us by the end of February of the following year.

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  Amounts payable in connection with promissory notes given to us for royalty and advertising fee amounts due to us for prior periods, but not paid by a franchisee on a timely basis.

We utilize our fee intercept mechanism in order to ensure repayment of these amounts by our franchisees, ensuring that repayment occurs from the stream of revenues our franchisees receive from tax preparation and other services. In addition, when a franchise is held by an entity, rather than an individual principal, we generally require an individual guaranty of the franchisee indebtedness.

Franchisee support.    We provide substantial support to our franchisees in a variety of ways. Our franchise agreement requires our franchisees to adhere to certain minimum standards, including the use of tax preparation software we provide, the use of computers and other equipment that we select (but that we do not sell to them), training requirements and other criteria. We make substantial training opportunities available to our franchisees and their prospective employees, and we require each franchisee to send representatives to a week-long Effective Operations Training seminar before they are allowed to operate a franchise location. We also make intermediate and advanced training available to our franchisees, offer "Tax School" classes for franchisees and prospective tax preparers, and provide substantial phone and internet-based support, particularly during the tax season. During the tax season, we maintain a fully-staffed operations center, with extended hours, at our corporate headquarters in Virginia Beach, Virginia. During the peak tax season, we hold daily conference calls in which we share and allow other franchisees to share recommendations and techniques for improving office performance, and in which we emphasize the importance of implementing the marketing plan that we recommend as part of our franchisee training.

Our NextGen project is also an integral part of our determination to deliver an improved level of service to our franchisees. In addition to integrating our online and retail-based tax preparation software, we expect the NextGen project, when fully deployed, to improve the ability of our franchisees to comply with financial information protection requirements by moving most tax preparation information to a secure centralized platform, and to provide web-based support services in a way that will be both more accessible to our franchisees and their employees and less expensive for us to provide.

Marketing and Advertising

Our marketing and advertising includes both the marketing efforts we provide and those carried out by our franchisees.

We fund many of our direct marketing efforts using the 5% marketing and advertising fee paid to us by our franchisees. A portion of these fees are made available directly to franchisees to enable them to purchase from third-party vendors marketing and advertising materials that have been developed and approved by us. The remaining fees are used in connection with our provision of advertising and marketing support to our franchisees, including the maintenance of an "ad builder" program that our franchisees use to produce a variety of advertising materials. These fees are also used in connection with our national, regional and local marketing efforts, which are designed to increase brand awareness and attract both early season and late season customers. The direct advertising and marketing support that we provide often includes direct mail and yellow pages advertising (and its online equivalent). We have the capability, and provide the capability to our franchisees, to create sophisticated and demographically targeted advertising programs, and programs that target previous customers.

We embrace and expect our franchisees to adopt what we describe as "guerrilla" marketing techniques, which are intended to create awareness of our franchisee's services and products. For example, we have pioneered the use of "wavers," costumed employees, usually dressed in Lady Liberty costumes, who wave at passing cars and pedestrians and thereby remind potential customers of the availability of Liberty Tax's services. We believe that offices that deploy wavers enjoy substantially greater success than those that decline to utilize this marketing technique. We utilize our website, which includes an office locator, to direct customers to our franchise locations, but because of the significant regulation to which we and our franchisees are subject, do not permit our franchisees to operate independent websites. We also furnish franchisees with complete pre-approved advertising packages, designed to comply with the variety of federal and state regulations that govern the advertising of our services and products. We also encourage our franchisees to utilize discount coupons and other mechanisms to drive additional customers to their offices.

Tax Courses and Training Preparers

Our franchised and company-owned offices offer a comprehensive catalog of tax education courses. Our basic income tax courses consist of approximately 60 hours of learning and provide students with a general working knowledge of individual income taxes and tax return preparation. We also offer a series of advanced and intermediate courses of varying length to provide a more in depth level of learning to those individuals who already possess a basic understanding of income taxes and income tax return preparation. These courses develop a general interest in tax return preparation and also create public awareness of our brand. Many of the students taking these courses develop an interest in tax return preparation as a career and often become tax preparers for franchisees or our company-owned offices, or later become franchisees. We generally charge our franchisees for the cost of the manuals used to teach our tax preparation courses, and in some jurisdictions, we or our franchisees charge students taking these courses fees that are commensurate with the cost of offering the program and that are designed to ensure that the students taking the courses have a bona fide interest in tax preparation. Our operation of our tax education courses is designed by us to be effectively revenue neutral, and our tax courses are neither a source of significant revenue nor a significant cost in any fiscal year.

Tax Preparation in the Liberty System

Through our franchisees, we offer tax preparation services and related financial products to our tax customers. The services and products that our franchisees implement are designed to provide streamlined tax preparation services for taxpayers who for reasons of complexity, convenience or the need for prompt tax refunds seek assisted tax preparation services.

LibTax software.    Our proprietary tax software program, "LibTax" was first deployed for the 2007 tax season, and offers an interactive question-and-answer format that is easy for our retail office tax preparers to use, and that facilitates tax preparer training. A substantial number of changes are made each year to tax laws, regulations and forms that require us to expend substantial resources every year to develop and maintain tax preparation software, at both the federal level and for every state with income tax filing requirements, that will be ready to be deployed in every Liberty Tax office before the beginning of the tax season.

Electronic filing.    The LibTax software also allows tax customers to have their federal and state income tax returns filed electronically. Electronic filing permits taxpayers to receive tax refunds substantially sooner than when a tax return is filed on paper through the mail. Based on information made available by the IRS, we believe that an electronically-filed return for which a refund is direct deposited into a bank account takes an average of 8-15 days for the refund to be made available to a taxpayer, while a refund associated with a mailed return will take 3-5 weeks if the refund is to be direct deposited and 4-6 weeks if the refund is to be mailed to the taxpayer using a government check. Although our software will permit a customer's return to be printed and filed as a paper return, substantially all of our customers utilize the electronic filing option available through our software.

Our financial products.    We offer financial products to our tax preparation customers because we believe that a substantial portion of our prospective customer base places significant value on the ability to monetize their expected income tax refund more quickly than they would be able to do if they were to file their tax return without utilizing the services of a paid tax preparer. We offer two types of financial products:

"refund transfer" products, which involve providing the means by which a customer may receive his or her refund more quickly and conveniently, and refund-based loans.

Refund transfer products.    Many of our tax customers seek products that will enable them to obtain access to their tax refunds more quickly than they might otherwise be able to receive those funds. We believe that a substantial number of our customers are "unbanked," in that they do not have access to a traditional banking account, and therefore cannot make such an account available to the IRS and other tax authorities for the direct deposit of their tax refunds. Additional customers may have access to a traditional banking account, but for personal reasons, may prefer not to utilize that account for the deposit of their tax refunds. We call our refund transfer product an electronic refund check, or ERC. An ERC involves:

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  a direct deposit of the customer's tax refund into a newly established temporary bank account in the customer's name that we establish with one of our banking partners that have contracted with JTH Financial, one of our subsidiaries; or

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  delivery to the customer of a paper check or a prepaid card containing the balance of the customer's refund after the payment of tax preparation and other fees.

When the prepaid card option is elected, the card is issued through one of our financial product partners, NetSpend, and is branded with the Liberty Tax logo. In the 2012 tax season, approximately 17,000 of our customers utilized NetSpend cards. When we deliver a physical refund check to a customer, we are generally able to print the check in one of our retail tax offices on check stock provided by a bank, within a matter of hours after the electronic deposit of the customer's refund has been made to the customer's temporary account. We also enter into check-cashing arrangements with a number of retail establishments, including Walmart, which facilitates the ability of our customers to monetize their check even when they do not have traditional banking relationships.

We offer ERCs in conjunction with banks that have contracted with JTH Financial. Consumer advocacy organizations and some government officials have asserted that non-loan financial products, such as the ERCs we offer, should be treated as loan products or otherwise be more heavily regulated. That argument is also the basis for several lawsuits recently filed against us. We believe the ERC does not represent a loan, but is merely a means by which a customer's tax refund is delivered after it is received from the taxing authority, but some of these organizations and government officials have alleged that because many customers elect to pay their tax preparation fees out of their tax refunds, such as when their transaction with us is complete because we have delivered the tax refund to them, the "deferral" of the tax preparation fees should be considered a loan, and the fees related to the ERC should be characterized as interest. We do not believe this interpretation will be successful, but if it is successful, it may be more difficult for us to continue to offer ERCs to all our customers. See "Risk Factors — Risks Related to Regulation of Our Industry — Federal and state regulators may impose new regulations on non-loan financial products that would make those products more expensive for us to offer or more difficult for our customers to obtain" and "Risk Factors — Risks Related to Regulation of Our Industry — We may be unsuccessful in litigation that characterizes ERCs as loans, which could subject us to damages and additional regulation, and which could adversely affect our ability to offer financial products and have a material adverse effect on our operations and financial results."

Our ability to offer ERCs depends on the ability and willingness of financial institution service providers to make available the bank accounts into which our customers have their tax refunds deposited. We recently terminated our agreement with Republic Bank, which provided 79% of the ERCs to our customers in the 2012 tax season. We expect to be able to replace that capacity with other service providers, but if we fail to do so, our financial institution service providers become unable to offer these accounts because of regulatory action, or if our service providers determine that they are unwilling to continue to offer these accounts, or cannot furnish accounts sufficient to meet the demand of our customers, we may not be able to offer ERCs to all our customers. See "Risk Factors — Risks Related to Regulation of Our Industry — If

our financial product service providers become unable or unwilling to enable us to offer ERCs, we may be unable to offer financial products to our customers."

Loan-based products.    The traditional form of refund-based lending was the RAL, a tax refund secured loan that was traditionally offered by tax preparers through third-party banks. The loan is generally a short-term loan that was expected to be paid in full when the customer's tax refund was received, usually within two weeks of electronic filing of the customer's tax return. The lending bank charged interest on the loan, and both the bank and the tax preparer or other facilitator of the loan charged other fees associated with the loan. Because of the extreme short-term basis of these loans, the fees and interest charges often represented a nominally high interest rate when expressed as an annual percentage rate, even when the total fees and interest are actually a relatively small proportion of the loan amount. Because of this, the RAL has been attacked as unfair to consumers by consumer advocates and by some government officials.

Prior to the 2010 tax season, some of the larger banks that had previously provided funding for RALs exited the RAL market, in some cases because of regulatory issues unrelated to their RAL lending. Before the 2010 tax season, one of the banks that Liberty partnered with for RAL products announced in December 2009 that it would not be offering RALs in the 2010 tax season, and we were able to contractually secure additional lending capacity from another bank with which we previously partnered, Republic Bank. For this reason, we were able to offer RALs in all of our eligible offices in the 2010, 2011 and 2012 tax seasons. However, in August 2010, the IRS announced it would no longer provide banks and tax preparers with access to what was known as the debt indicator, or the DI. The DI had previously been made available by the IRS, and provided an indication of whether a taxpayer had an existing lien or other claim against his or her refund that would prevent a RAL from being repaid as expected from the taxpayer's refund. Due to the absence of the DI, RALs became more difficult to underwrite, and Republic Bank responded to this issue in part by tightening customer eligibility standards for RALs, reducing the maximum amount of a RAL, and reducing the proportion of a taxpayer's expected tax refund that would be made available through a RAL. During the 2010 tax season, our customers obtained approximately 248,000 RALs, with an average loan amount of $3,160. In the 2011 tax season, our customers obtained approximately 112,000 RALs from Republic Bank, with an average loan amount of $1,561. In the 2012 tax season, the number of RALs our customers obtained from Republic Bank dropped to approximately 75,000, with an average loan amount of $1,561.

In February 2011, the FDIC initiated an administrative proceeding against Republic Bank seeking to force Republic Bank to cease engaging in RAL lending. In December 2011, Republic Bank settled its administrative proceeding with the FDIC, and as part of that settlement, agreed to discontinue offering RALs following the completion of the 2012 tax season. Given the aggressive position taken by the FDIC against Republic Bank in that administrative proceeding, we do not believe that other federally-insured financial institutions are likely to enter the RAL business. See "Risk Factors — Risks Related to Regulation of Our Industry — Republic Bank's discontinuation of RALs after the 2012 tax season could affect our ability to attract and retain customers."

With these uncertainties in mind, we have explored the provision of alternative loan-based financial products to tax customers through JTH Financial. During the 2011 tax season, we engaged in pilot projects designed to provide loans through our ICAs to customers in a handful of states, and during the 2012 tax season, we provided loans through ICAs to customers in seven states. During the 2013 tax season, we anticipate providing loans through ICAs to customers in more than 30 states. Although we do not expect to be able to offer ICAs in every state in which we previously offered bank-funded RALs, we are exploring the provision of alternative credit products to customers in other jurisdictions. In order to make these loans available, we have partnered with a non-bank lender and other parties to assist us in developing underwriting criteria for these loans, and developed our own proprietary system to handle these transactions. We receive income from the provision of these products through the payment of fees for services by our financial product partners, but we also take additional risk because we may be required to guarantee the repayment of these loans. See "Risk Factors — Risks Related to Regulation of Our Industry — The loan products that we offer through non-bank lenders may be limited in scope and may be more expensive and subject to greater risk of loss."

Integration of product offerings.    The LibTax software makes each of our product offerings available to our customers, including loan-based products and refund transfer products. We believe that this integration of our products into our tax preparation software is essential to attracting customers to the tax preparation services offered in our retail office locations.

Our NextGen project.    Our NextGen project, which we expect to deploy fully in time for the 2014 tax season, will fully integrate our existing LibTax and online tax offerings, so that customers will be able to move between the two offerings, and access all of our tax products and services through both offerings. Additionally, this product will move us from managing software at individual office PC locations to a browser-based system.

Online Tax Preparation

In the 2012 tax season our online customers prepared approximately 113,000 tax returns using our online tax offering, eSmartTax, an increase from the 98,000 returns prepared in the 2011 tax season. The 2011 returns represented a reduction from approximately 117,000 returns filed in the 2010 tax season using eSmartTax. We originally acquired eSmartTax in 2007, but in 2010 in conjunction with our NextGen project, we determined that the software we acquired in that acquisition was no longer economical to update, causing us to write off $5.6 million in our remaining investment in that acquisition. For the 2011 and 2012 tax seasons, we contracted with CCH to provide the tax software utilized in our online tax offering. Our contract with CCH runs through 2013. For subsequent tax seasons, we expect to be able to deploy the integrated software developed in our NextGen project.

Although online tax preparation represents an extremely small portion of tax returns prepared and associated revenue, we believe there is a substantial market for customers who wish to prepare their own tax returns using moderately priced online tax preparation products, and that the continued availability of these products will be an important part of our long-term growth, particularly because we intend to integrate our online and retail tax services. At present, because our online tax customers often reside in territories where we have franchisees, the revenue associated with online customers in franchise territories is split with our franchisees on the same basis as the tax preparation services purchased in retail offices.

Competition

The paid tax preparation market is highly competitive. We compete with tens of thousands of paid tax return preparers, including H&R Block, Jackson Hewitt, regional and local tax return preparation companies, most of which are independent and some of which are franchised, regional and national accounting firms and financial service institutions that prepare tax returns as part of their businesses. We consider the major factors that will affect our ability to successfully compete in our industry to include the following:

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  Our ability to continue to grow our franchise base, in order to broaden our national reach and brand recognition.

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  Our ability to offer best of class customer and franchisee service and support.

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  Consolidation in our industry and our ability to capitalize on such consolidation.

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  Our ability to continue to offer a competitive range of financial products.

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  Our successful deployment of our NextGen project, which will enable us to continue to improve our office interface, customer targeting and the ability to move customers between our online and retail tax offerings.

We also face increased competitive challenges from the online and software self preparer market, including the Free File Alliance, a consortium of the IRS and online preparation services that provides free online tax return preparation, and from volunteer organizations that prepare tax returns at no cost for low-income taxpayers. Certain states may also pass legislation to provide free online tax return preparation and filing from time to time. Our ability to compete in the tax return preparation business depends on our product mix, price for services, customer service, the specific site locations of our offices, local economic conditions, quality of on-site office management, the ability to file tax returns electronically with the IRS and the availability of financial products to offer to our customers.

We also compete for the sale of tax return preparation franchises with H&R Block, Jackson Hewitt, and other regional franchisors. In addition, we compete with franchisors of other high-margin services outside of the tax preparation industry that attract entrepreneurs seeking to become franchisees. Our ability to continue to sell franchises is dependent on our brand image, the products and services to be provided through the network, the relative costs of financing and start-up costs, our reputation for quality, and our marketing and advertising support.

Our online tax business, eSmartTax, also competes with a number of companies. Intuit, Inc., the maker of Turbo Tax, is the largest supplier of tax preparation software for online tax preparation services, and H&R Block and TaxAct also have substantial online and software-based products. There are many smaller competitors in the online market, as well as free state-sponsored online filing programs. Price and marketing competition for online tax preparation services is increasing, and many providers offer free tax preparation services to some taxpayers.

Seasonality

The tax return preparation business is highly seasonal, and we historically generate substantially all of our revenues during the period from January 1 through April 30. In fiscal 2012, we earned 84% of our revenues during this period. We generally operate at a loss during the period from May 1 through December 31, during which we incur costs associated with preparing for the upcoming tax season.

Intellectual Property

We regard our intellectual property as critical to our success, and we rely on trademark, copyright and trade secret laws in the United States to protect our proprietary rights. We pursue the protection of our service mark and trademarks by applying to register key trademarks in the United States. The initial duration of federal trademark registrations is 10 years. Most registrations can be renewed perpetually at 10-year intervals. In addition, we seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, vendors, advisors and others. The primary marks we believe to be of material importance to our business include our Lady Liberty logo, the brand "Liberty Tax," "Liberty Tax Service," "Liberty Income Tax," and "Liberty Canada."

Employees

As of July 31, 2012, we employed 473 full-time employees, consisting of 367 employees in our corporate operations, primarily located in Virginia Beach, Virginia and 106 employees at our company-owned offices. Many of our employees during the tax season are seasonal, and by contrast, we had 477 full-time employees and 700 company office employees at January 31, 2012, during the preceding tax season. We consider our relationships with our employees to be good.

Regulation

We and our franchisees must comply with laws and regulations relating to our businesses. Regulations and related regulatory matters specific to our businesses are described below.

Tax return preparation regulation.    Federal law requires tax preparers to, among other things, set forth their signatures and identification numbers on all tax returns prepared by them, and retain for three years all tax returns prepared. Federal laws also subject tax preparers to accuracy-related penalties in connection with the preparation of tax returns. Preparers may be enjoined from further acting as tax preparers if they continually or repeatedly engage in specified misconduct. Additionally, all authorized IRS e-file providers must adhere to IRS e-file rules and requirements to continue participation in IRS e-file. Adherence to all rules and regulations is expected of all providers regardless of where published, and includes, but is not limited to, those described in IRS Publication 1345, Handbook for Authorized IRS e-file providers. Various IRS regulations also require tax return preparers to comply with certain due diligence requirements to investigate factual matters in connection with the preparation of tax returns. The IRS conducts audit examinations of authorized IRS e-file providers and tax return preparers, reviewing samples of prepared tax returns to ensure compliance with regulations in connection with tax return preparation activities. From time to time, certain of our franchisees and company-owned offices are the subject of IRS audits to review their tax return preparation activities.

The IRS published final regulations in 2010 that:

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  require all tax return preparers to use a Preparer Tax Identification Number ("PTIN") as their identifying number on federal tax returns filed after December 31, 2010;

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  require all tax return preparers to be authorized to practice before the IRS as a prerequisite to obtaining or renewing a PTIN;

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  caused all previously issued PTINs to expire annually on December 31;

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  allow the IRS to conduct tax compliance checks on tax return preparers;

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  define the individuals who are considered "tax return preparers" for the PTIN requirement; and

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  set the amount of the PTIN user registration fee at $64.25 per year for new registrants and $63.00 for renewals.

The IRS is also conducting background checks on PTIN applicants. The IRS also published final regulations implementing the individual e-file mandate in March 2011. Additionally, the final regulations require that all individual tax return preparers receive a minimum of 15 hours of continuing professional education ("CPE") each year including ethics and current year tax law update. We believe that the tax preparation training we already provide will comply with IRS requirements, and will enable the tax preparers employed by our franchisees to receive the required certification. Attorneys, certified public accountants and enrolled agents who are active and in good standing with their respective licensing agencies are exempt from the competency test and the IRS CPE requirements. All tax return preparers will be required to renew the registration of their PTIN every year, be subject to a renewal fee, a tax compliance check and must self-certify that they have completed the CPE requirements for each year.

The mandatory examination requirement was not implemented for the 2012 tax season. All preparers will be required to have passed testing by December 31, 2013, and will be charged $116 to take the test. We believe that our existing programs for educating, training, and testing to become a Liberty Tax tax preparer will position us well to comply with these new industry-wide standards, and we have been approved as a CPE provider.

With certain exceptions, the IRS prohibits the use or disclosure by tax preparers of income tax return information without the prior written consent of the taxpayer. The IRS may continue to consider further regulations concerning disclosures or uses of tax return information.

In addition, the Gramm-Leach-Bliley Act and related FTC regulations require income tax return preparers to adopt and disclose customer privacy policies and provide customers a reasonable opportunity to opt-out of having personal information disclosed to unaffiliated third parties for marketing purposes. Some states have adopted or proposed stricter opt-in requirements in connection with use or disclosure of consumer information. Federal and state law also requires us and our franchisees to safeguard the privacy and security of our customers' data, including financial information to prevent the compromise or breach of our security that would result in the unauthorized release of customer data.

Financial product regulation.    Federal and state statutes and regulations govern the facilitation of RALs and other financial products. These laws require us, among other things, to provide specific RAL disclosures and advertise RALs in a certain manner. In addition, we are subject to federal and state laws that prohibit deceptive claims and require that our marketing practices are fair and not misleading. Federal law also limits the annual percentage rate on loans for active duty service members and their dependents. There are also many states that have statutes regulating, through licensing and other requirements, the activities of brokering loans and offering credit repair services to consumers, as well as local usury laws which could be applicable to our business in certain circumstances. From time to time, we receive inquiries from various state regulators regarding our and our franchisees' facilitation of RALs, ICAs, and other financial products. We have in certain states paid fines, penalties and other payments, as well as agreed to injunctive relief, in connection with resolving these types of inquiries.

Potential regulation of ERCs or treatment of ERCs as loans.    Our ERC products may be subject to additional regulation because of potential regulatory changes as well as due to recent litigation asserting that ERCs constitute a RAL or other type of loan because many customers who receive ERCs elect to defer paying their tax preparation fees until their tax refund is received. With respect to possible new regulation, the broad authority of the CFPB may enable that agency to pursue initiatives that negatively impact our ability to offer financial products by imposing disclosure requirements or other limitations that make the products more difficult to offer, or reduce their acceptance by potential customers. See "Risk Factors — Risk Related to Regulation of Our Industry — Recent legislative and regulatory reforms may have a significant impact on our business, results of operations and financial condition" and "— Federal and state regulators may impose new regulations on non-loan financial products that would make those products more expensive for us to offer or more difficult for our customers to obtain."

We are also subject to pending litigation that asserts that the ERC is a loan, and should therefore be subject to loan-related federal and state disclosure requirements. See "— Legal Proceedings — "California Attorney General litigation" and "— ERC class action litigation." If we are unsuccessful in our appeal of a California judgment that would make us subject to loan-related requirements for California customers, or if we are subject to an adverse decision in pending class action litigation that could affect our offering of ERCs in many states, our ERCs would be subject to additional regulatory requirements, including federal truth-in-lending disclosure obligations, and compliance with statutes and regulations governing RALs that have been adopted in numerous states. This additional regulation would not prohibit us from offering ERCs, but might require us to make interest rate and other disclosures to customers because of the characterization of the ERC as a loan that would make it more difficult to market the ERC product to potential customers or reduce their acceptance by potential customers, and might adversely affect fees charged related to ERCs because of limitations on fees imposed by state RAL statutes and regulations. See "Risk Factors — Risk Related to Regulation of Our Industry — Federal and state regulators may impose new regulations on non-loan financial products that would make those products more expensive for us to offer or more difficult for our customers to obtain" and "— We may be unsuccessful in litigation that characterizes ERCs as loans, which could subject us to damages and additional regulation, and which could adversely affect our ability to offer financial products and have a material adverse effect on our operations and financial results."

Franchise regulation.    Our franchising activities are subject to the rules and regulations of the FTC and various state agencies regulating the offer and sale of franchises. These laws require that we furnish to prospective franchisees a franchise disclosure document describing the requirements for purchasing and operating a Liberty Tax franchise. In a number of states in which we are currently franchising we are required to be registered to sell franchises. Several states also regulate the franchisor/franchisee relationship particularly with respect to the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor/franchisee relationship in certain respects.

Tax course regulations.    Our tax courses are subject to regulation under proprietary school laws and regulations in many states. Under these regulations, our tax courses may need to be registered and may be subject to other requirements relating to facilities, instructor qualifications, contributions to tuition guaranty funds, bonding and advertising.

Properties

Our corporate headquarters are located in three company-owned buildings in Virginia Beach, Virginia consisting of approximately 70,000 square feet. At July 31, 2012, our outstanding mortgages with respect to two of these properties had a principal balance of $2.4 million. We also own additional properties in Ohio, New York, Tennessee and Virginia, which are company-owned offices or leased to franchisees. The remainder of our company-owned offices are operated under leases. We believe that our offices are in good repair and sufficient to meet our present needs.

Legal Proceedings

The legal proceedings to which we are party include the following:

California Attorney General litigation.    In February 2007, the State of California initiated claims against us in California Superior Court making various claims about activity by us and our franchisees. Following a trial in 2008, the trial court entered a judgment against us in the favor of the state on some of the state's claims, including claims related to advertising in California, on our then (but now discontinued) practice of cross-collecting indebtedness owed to other tax preparers, and the claim that our ERC products should be considered as loans, and subject to truth-in-lending and other laws, because they constitute an extension of credit to the ultimate customer in the form of a deferral of tax preparation fees until the customer receives his or her tax refund. The trial court also awarded civil penalties against us of approximately $1.2 million, and ordered a restitution payment in the connection with the cross-collection issue of $135,866. The judgment was represented by an injunction issued by the trial court that governs our advertising practices, our supervision of franchisee advertising, obligates loan-based disclosures involving ERCs, and restricts our cross-collection activity. We appealed the trial court's decision, have already paid the civil penalty amount and accrued the restitution payment amount, and are awaiting resolution of our appeal by the California Court of Appeals. If the claim that our ERC products should be considered loans is sustained on appeal, we would be forced to characterize ERCs as loans with respect to our California customers, and might therefore have to treat ERC-related fees as interest and make additional customer disclosures that would involve new compliance burdens and adversely affect the way in which we market ERCs to our customers. See "— Regulation — Potential regulation of ERCs or treatment of ERCs as loans."

ERC class action litigation.    We were sued in November 2011 in federal courts in Arkansas, California, Florida and Illinois, and additional lawsuits were filed in federal courts in January 2012 in Maryland and North Carolina, in February 2012 in Wisconsin and in May 2012 in New York and in Minnesota, since the initial filings. The allegations underlying each of these lawsuits, which were filed by the same set of attorneys, were that an ERC represents a form of RAL, because the taxpayer is "loaned" the tax preparation fee, and that an ERC is therefore subject to federal truth-in-lending disclosure and state law requirements regulating RALs. Each of the cases differed in that it alleged violations of state-specific RAL and other consumer statutes. In December 2011, the plaintiffs in the original cases filed a motion to consolidate all of the then-pending cases before a single judge in federal court in the Northern District of Illinois. This consolidation motion was granted in April 2012, and in June 2012, the plaintiffs filed a new complaint in the consolidated action that also consolidates the additional cases filed in 2012. The consolidated complaint alleges violations of state-specific RAL and other consumer statutes. The lawsuit purports to be a class action, and the plaintiffs allege potential damages in excess of $5 million, but we may be able to recover any damages from the providers of the financial products that designed the programs and related disclosures. We are aware that virtually identical lawsuits have been filed against three of its competitors.

If we are unsuccessful in any of these lawsuits, we may not only incur damages in connection with the claims being made in the lawsuits, but we may be forced to alter the manner in which we market our ERCs in order to comply with federal and state requirements that apply to loans. Accordingly, an adverse outcome in this litigation may materially and adversely affect our operations and financial results, and such additional compliance could be costly and burdensome and affect customer use of the ERC product. See "Risk Factors — Risks Related to Regulation of Our Industry — We may be unsuccessful in litigation that characterizes ERCs as loans, which could subject us to damages and additional regulation, and which could adversely affect our ability to offer financial products and have a material adverse effect on our operations and financial results" and "— Regulation — Potential regulation of ERCs or treatment of ERCs as loans."

South Carolina Litigation.    In November 2010, several former customers of one of our South Carolina franchisees initiated a purported class action against us, our Chief Executive Officer and another of our employees in the United States District Court for the District of South Carolina, in a case styled Martin v. JTH Tax, Inc. In this case, the plaintiffs allege that employees of our franchisees fraudulently increased customer tax refunds, and that this behavior was pursuant to a plan or scheme in which we and our employees were involved. In this case, the plaintiffs seek damages in excess of $5 million, certification of class action status, treble damages under a claim pursuant to The Racketeer Influenced and Corrupt Organizations Act of 1970, punitive damages, and other damages. This case is in the early stages of the proceeding.

We are also party to claims and lawsuits that we consider to be ordinary, routine litigation incidental to our business, including claims and lawsuits concerning the preparation of customers' income tax returns, the fees charged customers for various products and services, relationships with franchisees, intellectual property disputes, employment matters and contract disputes. While we cannot provide assurance that we will ultimately prevail in each instance, we believe the amount, if any, we are required to pay in the discharge of liabilities or settlements in these claims will not have a material adverse impact on our consolidated results of operations.

Management and Board of Directors

Board of Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
John T. Hewitt	63	Chairman, Chief Executive Officer and President
Mark F. Baumgartner	50	Chief Financial Officer
T. Rufe Vanderpool	51	Chief Operating Officer
James J. Wheaton	52	General Counsel, Vice President of Legal and Governmental Affairs
Gordon D'Angelo	59	Director
John R. Garel	54	Director
Gary P. Golding	55	Director
Steven Ibbotson	50	Director
Ross N. Longfield	72	Director
Ellen M. McDowell	52	Director
George T. Robson	65	Director

Executive Officers

John T. Hewitt.    Mr. Hewitt has served as our Chairman, Chief Executive Officer and President since October 1996. Mr. Hewitt is a pioneer in the tax preparation industry with a career in the industry spanning over 40 years. From August 1982 until June 1996, Mr. Hewitt was the Founder, President, Chief Executive Officer and Chairman of Jackson Hewitt Inc., in Virginia Beach, Virginia. From December 1969 until June 1981, Mr. Hewitt held the varying positions of Tax Preparer, Assistant District Manager, District Manager, and Regional Director with H&R Block in Buffalo and Elmira, New York and Moorestown, New Jersey. Mr. Hewitt is the brother of Ellen M. McDowell, one of our directors. In serving as Chairman of the Board of Directors as well as Chief Executive Officer, Mr. Hewitt is effectively able to integrate the operating and business strategies of the company, which is an invaluable asset to the Board in formulating our overall strategic direction.

Mark F. Baumgartner.    Mr. Baumgartner has served as our Chief Financial Officer since February 2004. From August 2003 until February 2004, Mr. Baumgartner was an independent consultant to us. From May 1999 until August 2003, Mr. Baumgartner served as Chief Financial Officer for InfiNet Company in Norfolk, Virginia. From August 1991 until May 1999, Mr. Baumgartner served as Senior Vice President of Operations for First Coastal Bank in Virginia Beach, Virginia. From June 1986 until August 1991, Mr. Baumgartner worked for Price Waterhouse in Norfolk, Virginia under the varying capacities of Audit Staff, Audit Senior and Audit Manager.

T. Rufe Vanderpool.    Mr. Vanderpool has served as our Chief Operating Officer since June 2011 and previously served as our Vice President of Operations from June 2006. From June 2004 to June 2006, Mr. Vanderpool served as our Vice President of Software Development. From April 1998 until May 2004, Mr. Vanderpool served as COO of Orrtax Software, Inc. in Bellevue, Washington. From June 1996 until April 1998, Mr. Vanderpool served as President and CEO of Abacus Software in Edmonton, Canada.

James J. Wheaton.    Mr. Wheaton has served as our General Counsel and Vice President of Legal and Governmental Affairs since February 2011. Mr. Wheaton was previously a partner at the law firm of Troutman Sanders LLP, where he practiced at the firm's Virginia Beach, Virginia office from 2001 until joining us in February 2011, and served as the practice group leader for the firm's mergers and acquisitions group. From September 1986 until May 2001, Mr. Wheaton was associated with the law firm of Willcox & Savage, P.C. in Norfolk, Virginia, where he was a shareholder from 1991 until 2001.

Non-Employee Directors

Gordon D'Angelo.    Mr. D'Angelo has served as a Director since June 2011. Mr. D'Angelo is the co-founder and Chairman of NEXT Financial Group and related entities, an independent registered broker/dealer that provides financial services such as retirement planning, estate planning and investment management through 550 offices in 49 states. Prior to co-founding NEXT Financial in 1998, Mr. D'Angelo was a director of Jackson Hewitt. Mr. D'Angelo brings to the Board of Directors a wealth of experience in the financial services industry drawing upon his experience from his co-founding of NEXT Financial Group in 1998, where he strengthened his leadership capabilities and management advisory expertise. Mr. D'Angelo also has experience in the tax preparation industry, in that he previously worked for H&R Block before serving as a director of Jackson Hewitt.

John R. Garel.    Mr. Garel has served as a Director since May 2003. From June 2000 until the present, Mr. Garel has served as a Senior Managing Director for Envest Holdings, a private equity management company. As a Senior Managing Director of Envest Holdings, which manages two funds that are among our largest stockholders, Mr. Garel has garnered expertise in analysis of investment opportunities and evaluation of business strategies. In his tenure at Envest, Mr. Garel has overseen the deployment of capital across a variety of industries.

Gary P. Golding.    Mr. Golding has been a Director since October 2000. Mr. Golding is a General Partner for Edison Partners IV, L.P., a venture capital investment partnership and has served in such position since October 1997. Mr. Golding also serves on the Board of Directors of Vocus, Inc., a provider of cloud-based PR and marketing software for public relations management. As a General Partner of Edison Partners IV, L.P., which manages one of our largest stockholders, Mr. Golding has garnered expertise in analysis of investment opportunities and brings extensive management advisory expertise to the Board through his service as a director of multiple private companies. During his tenure with Edison, Mr. Golding has overseen the deployment of investments across a variety of industries.

Steven Ibbotson.    Mr. Ibbotson has served as a Director since June 1999. Mr. Ibbotson has served as General Manager for Farm Business Consultants, Inc. ("FBC") in Calgary, Alberta since September 1997. From September 1995 until September 1997, he served as a General Manager-Western Canada for FBC, Inc. also in Calgary, Alberta. From September 1993 until September 1995 he served as Director of Marketing for FBC in London, Ontario. FBC is a tax preparation and consulting firm serving farmers and small business owners across Canada. Through his service as General Manager and various other positions at FBC, Mr. Ibbotson brings many years of tax preparation industry expertise to our Board. Mr. Ibbotson has developed significant managerial expertise through his career at FBC and is familiar with many of the operational challenges in the tax preparation industry, many of which confront our company. Mr. Ibbotson also serves as the Board of Directors representative of our largest stockholder, DataTax Business Services Limited.

Ross N. Longfield.    Mr. Longfield has served as a Director since December 2001. Mr. Longfield is managing partner of Longfield Consulting, a financial services firm located in Wyoming. From November 2002 through December 2004 Mr. Longfield served as Chairman of the Board of Incurrent Solutions in Parsippany, New Jersey. From June 1998 until December 2000, Mr. Longfield served as a Managing Director for Household International in Bridgewater, New Jersey. He was Chairman and CEO of Beneficial Bank USA from 1990 to 1998, was a pioneer of the RAL concept and has many years of experience in the tax preparation industry. Mr. Longfield brings highly valuable financial and managerial expertise to the Board through his service with Incurrent Solutions, Household International and other public and private companies. Mr. Longfield is highly experienced and knowledgeable in financial analysis, financial statements and risk management which qualifies him as one of our audit committee financial experts.

Ellen M. McDowell.    Ms. McDowell has served as a Director since June 2010. From January 1998 until the present, Ms. McDowell has also served as an Attorney and Managing Shareholder at McDowell-Riga-Posternock, P.C., in Maple Shade, New Jersey. Ms. McDowell is the sister of John Hewitt, our Chairman and Chief Executive Officer. Her experience as an attorney provides an important legal perspective for our Board as it considers various operating and business strategies.

George T. Robson.    Mr. Robson has served as a Director since April 1999. Mr. Robson, currently retired, served as the Chief Financial Officer for Dendrite International, a sales and software concern in Morristown, New Jersey from June 1997 until June 2002, and as interim Chief Financial Officer from June to November 2005. Mr. Robson also previously served as the principal of Caversham Associates, a financial consulting firm in Bryn Mawr, Pennsylvania, from June 2002 until April 2006. Mr. Robson was the Chief Financial Officer for H&R Block from January 1996 until May 1997. Mr. Robson is also a Director of Learning Tree International, a provider of hands-on training to managers and information technology professionals. Mr. Robson brings highly valuable financial expertise to the Board through his experience as the Chief Financial Officer of various companies, including service in our industry as the Chief Financial Officer of H&R Block in the mid-1990s. Mr. Robson is highly experienced and knowledgeable in financial analysis, financial statements and risk management which qualifies him as one of our audit committee financial experts. Mr. Robson also possesses management advisory experience through his service as a director of several companies.

Director Independence, Board Structure and Controlled Company Status

Our Board of Directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based on the review of each director's background, employment and affiliations, including family relationships, the Board of Directors has determined that all of our directors other than Mr. Hewitt and Ms. McDowell are "independent" under the rules and regulations of the SEC and NASDAQ. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock. Mr. Hewitt was not deemed independent as a result of his service as our Chief Executive Officer and Ms. McDowell is not deemed independent as a result of her familial relationship with Mr. Hewitt.

Mr. Hewitt serves as both the Chairman of the Board of Directors and as our Chief Executive Officer. The Board of Directors has not designated a "lead independent director." The Board of Directors believes that the structure is in the best interests of our shareholders at this time because it makes the best use of Mr. Hewitt's extensive knowledge of us and our industry and also facilitates communication between management and the Board of Directors.

The Board of Directors expects our management to take primary responsibility for identifying material risks we face and communicating them to the Board, developing and implementing appropriate risk management strategies responsive to those risks with oversight from the Board, and integrating risk management into our decision-making processes. The Board of Directors regularly reviews information regarding our credit, liquidity and operational risks as well as strategies for addressing and managing these risks. Certain committees of the Board, such as the Audit and Compensation Committees, manage risks within their area of responsibility. In particular, the Audit Committee monitors financial, credit and liquidity risk issues, and the Compensation Committee monitors our compensation programs so that those programs do not encourage excessive risk-taking by our employees.

Currently, all of the outstanding shares of our Class B common stock are held by Mr. Hewitt. Our Class B common stock has the power to elect, voting as a separate class, the minimum number of directors that constitute a majority of the Board of Directors. As a result of the concentration of the voting power to elect a majority of our directors, we have elected to be a "controlled company" within the meaning of NASDAQ's corporate governance standards. Under such standards we will be exempt from certain NASDAQ corporate governance requirements, including:

  •
  the requirement that a majority of the Board of Directors consist of independent directors;

  •
  the requirement that we have both a nominating and corporate governance committee and a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for annual performance evaluation of the nominating and corporate governance and compensation committees.

Notwithstanding our "controlled company" status, we have elected to voluntarily comply with all of the corporate governance standards of NASDAQ. However, we may elect in the future to opt out from complying with such provisions. In such event you may not have the same protections afforded to stockholders of companies that are subject to all of NASDAQ's corporate governance requirements. See "Risk Factors — Risks Related to Our Class A Common Stock in this Offering — Because we are not required to comply with certain NASDAQ corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ."

Committees of the Board of Directors

Our Board of Directors currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. The chart below reflects the current composition of each of the standing committees.

Name of Director	Audit		Compensation		Nominating and Corporate Governance
Gordon D'Angelo			X		X
John R. Garel	X				X	(1)
Gary P. Golding			X		X
John T. Hewitt
Steven Ibbotson			X	(1)	X
Ross N. Longfield	X				X
Ellen M. McDowell
George T. Robson	X	(1)			X

(1)
Chairperson of Committee

Audit Committee

Our Audit Committee provides oversight of our accounting and financial reporting process, the audit of our financial statements and our internal control function. Among other matters, the Audit Committee assists the Board of Directors in oversight of the independent auditors' qualifications, independence and performance; is responsible for the engagement, retention and compensation of the independent auditors; reviews the scope of the annual audit; reviews and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements including the disclosures in our annual and quarterly reports filed with the SEC; reviews our risk assessment and risk management processes; establishes procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; approves audit and permissible non-audit services provided by our independent auditor; and reviews and approves related party transactions under Item 404 of Regulation S-K. In addition, our Audit Committee oversees our internal audit function.

All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our Board of Directors has determined that Mr. Robson and

Mr. Longfield are audit committee financial experts as defined under the applicable rules of the SEC and NASDAQ. All of the members of our audit committee are independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ.

Compensation Committee

Our Compensation Committee adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. In addition, among other things, our Compensation Committee annually evaluates, in consultation with the Board of Directors, the performance of our Chief Executive Officer, reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executives and evaluates the performance of these executives in light of those goals and objectives. Our Compensation Committee also adopts and administers our equity compensation plans.

All of the members of our Compensation Committee are independent under the applicable rules and regulations of the SEC and NASDAQ, and Section 162(m) of the Internal Revenue Code (the "Code").

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our Board of Directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our Board of Directors. In addition, our Nominating and Corporate Governance Committee oversees our corporate governance guidelines, approves our Committee charters, oversees compliance with our code of business conduct and ethics, reviews actual and potential conflicts of interest of our directors and officers other than related party transactions reviewed by the Audit Committee and oversees the Board self-evaluation process. Our Nominating and Corporate Governance Committee is also responsible for making recommendations regarding non-employee director compensation to the full Board of Directors.

Each of the members of the Board of Directors other than our President and Chief Executive Officer, John T. Hewitt, and Ellen McDowell, who is Mr. Hewitt's sister, are members of our Nominating and Corporate Governance Committee. All of the members of our Nominating and Corporate Governance Committee are independent under the rules and regulations of NASDAQ.

Compensation Committee Interlocks and Insider Participation

Messrs. Golding, Hewitt and Ibbotson served as members of our Compensation Committee in fiscal 2012. In August 2011, Mr. Hewitt, our Chairman and CEO, resigned as a member of the Compensation Committee. None of the current members of our Compensation Committee is or has at any time during the past year been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee. For a description of related party transactions involving members of our Compensation Committee, see "Related Party Transactions."

Non-Employee Director Compensation

In fiscal year 2012, non-employee directors did not receive an annual retainer, but were granted stock options on an annual basis. For service on the Audit Committee prior to June 1, 2012, members received $5,000 annually and the chairperson of the Audit Committee and the Compensation Committee received $10,000 and $5,000, respectively, annually.

The Compensation Committee approved certain changes in the compensation of our non-employee directors, effective June 1, 2012, including an annual retainer of $35,000. In addition, for service on the Audit

Committee, Compensation Committee and Nominating and Corporate Governance Committee, members now receive annual retainers of $10,000, $7,500 and $5,000, and the chairpersons receive annual retainers of $20,000, $10,000 and $7,500, respectively, effective June 1, 2012. Our non-employee directors are entitled to receive this cash compensation in the form of restricted stock, if they so elect.

Effective June 1, 2012, each non-employee director received total stock-based compensation with a grant date value of $35,000 per year, issued in a combination of restricted stock units and stock options, as determined by the Compensation Committee.

The table below sets forth all compensation paid to our non-employee directors for fiscal 2012. Information regarding Mr. Hewitt's compensation, our only management director, is included under "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)(2)		Total ($)
Gordon D'Angelo	—		86,700		86,700
John R. Garel	5,000	(3)	19,600	(4)	24,600
Gary P. Golding	—		19,600	(5)	19,600
Steven Ibbotson	5,000		19,600		24,600
Ross N. Longfield	5,000		19,600		24,600
Ellen M. McDowell	—		—		—
George T. Robson	10,000		19,600		29,600

(1)
Amounts in this column reflect the grant date fair value of the options granted to each non-employee director under the company's 1998 Stock Option Plan, calculated in accordance with FASB Accounting Standards Codification Topic 718 ("ASC Topic 718"), based on the fair market value, as determined by the Board of Directors of the Company's stock on the date of grant. Assumptions used in the calculation of these amounts for fiscal 2012 are included in Note 11 to the Company's audited financial statements for the year ended April 30, 2012, included in this prospectus.

(2)
The aggregate number of option awards outstanding as of April 30, 2012 for each director was as follows: Mr. D'Angelo, 30,000 options; Mr. Garel, 70,000 options which were issued, upon Mr. Garel's request, to Envest II, LLC and Envest III, LLC (Mr. Garel is a manager of the manager of both companies), Mr. Golding, 40,000 options which were issued, upon Mr. Golding's request, to Edison Venture Fund IV, L.P., a fund managed by an entity in which Mr. Golding serves as General Partner, Mr. Ibbotson, 50,000 options, Mr. Longfield, 50,000 options, Ms. McDowell, 30,000 options, and Mr. Robson, 50,000 options.

(3)
$750 of these fees were paid, upon Mr. Garel's request, to Envest II, LLC, and $4,250 of the fees were paid to Envest III, LLC. Mr. Garel serves as a manager of the manager for Envest II, LLC and Envest III, LLC.

(4)
1,500 of the 10,000 options granted to Mr. Garel in fiscal 2012 were issued, upon Mr. Garel's request, to Envest II, LLC and the remaining 8,500 options were issued to Envest III, LLC.

(5)
The 10,000 options granted to Mr. Golding in fiscal 2012 were issued, upon Mr. Golding's request, to Edison Venture Fund IV, L.P., a fund managed by an entity in which Mr. Golding serves as General Partner.

Code of Conduct

We have adopted a code of conduct that applies to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive Compensation

Compensation Discussion and Analysis

The compensation provided to our "named executive officers" for fiscal 2012 is set forth in detail in the Summary Compensation Table for fiscal 2012 and other tables and the accompanying footnotes that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made in fiscal 2012 for each of our named executive officers.

Our named executive officers for fiscal 2012 consisted of the following individuals:

  •
  John T. Hewitt, who currently serves as our Chairman, President and Chief Executive Officer;

  •
  Mark F. Baumgartner, who currently serves as our Vice President and Chief Financial Officer;

  •
  T. Rufe Vanderpool, who currently serves as our Chief Operating Officer; and

  •
  James J. Wheaton, who currently serves as our General Counsel and Vice President, Legal and Governmental Affairs.

Compensation overview and objectives

We strive to establish compensation practices that attract, retain and reward our senior management, and strengthen the mutuality of interests between our senior management and our stockholders. We believe that the most effective executive compensation program is one that is conservative, but competitive, and which aligns the compensation of our senior management with the creation of stockholder value. Under the oversight of the Compensation Committee, we have developed and implemented a pay-for-performance executive compensation program that rewards senior management for the achievement of certain financial performance objectives. We achieve the philosophies of pay-for-performance and alignment of senior management compensation with stockholder value creation primarily by providing a substantial portion of each executive's total annual compensation through annual performance bonuses and grants of long-term equity compensation. In the past several years, the Compensation Committee tied the level of bonus payments under our bonus plan to the achievement of certain company-wide financial performance objectives and individual goals (other than for the Chief Executive Officer and Chief Financial Officer, whose bonus payments are solely tied to company-wide financial performance objectives). We describe our 2012 bonus plan in greater detail under "Annual Bonuses" and describe equity grants in more detail under "— Long Term Equity Incentive Compensation." We do not anticipate a change from this basic compensation philosophy following this offering.

Determination of compensation

Our Compensation Committee is responsible for determining our compensation and benefit plans generally, and has established and reviewed all compensatory plans and arrangements with respect to our named executive officers. The Compensation Committee meets not less than four times annually to specifically review and determine adjustments, if any, to all elements of compensation, including base salary, annual bonus compensation and long-term equity awards. The Compensation Committee annually evaluates the achievement of performance goals for the prior fiscal year and sets new performance goals for the current fiscal year. The Compensation Committee also meets additionally as needed to discuss compensation-related matters as they arise during the year.

In addition, with respect to the compensation of our named executive officers, other than our Chief Executive Officer, the Compensation Committee seeks the input and recommendation of our Chief Executive Officer. Our Chief Executive Officer reviews each other named executive officer's overall performance and contribution to us at the end of each fiscal year and makes recommendations regarding each element of their compensation to the Compensation Committee. Our Chief Executive Officer's compensation is determined solely by the Compensation Committee. Our Chief Executive Officer does not participate in any formal discussion with the Compensation Committee regarding his compensation. We intend to continue this process of determining compensation following the completion of this offering.

The Compensation Committee does not generally rely on formulaic guidelines for determining the mix or levels of cash and equity-based compensation, but rather maintains a flexible compensation program that allows it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain strategic and financial goals. Subjective factors considered in compensation determinations include an executive's skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance and the sufficiency of total compensation potential and structure to ensure the retention of an executive when considering the compensation potential that may be available elsewhere.

Except as described in the following paragraph, the Compensation Committee has generally not undertaken any formal benchmarking or reviewed any surveys commissioned by us of compensation for our competitors, but has instead relied primarily on our members' general knowledge of the competitive market. However, the Board of Directors did review salaries at similar companies for similarly-situated executives in fiscal 2011 when determining the base salary level for Mr. Wheaton, our General Counsel and Vice President, Legal and Governmental Affairs, who joined the company in February 2011.

In 2011, we engaged a compensation consultant, Pearl Meyer & Partners ("Pearl Meyer"), to conduct an overall assessment of our compensation programs and practices and to make recommendations regarding changes to our programs and practices as we transition to being a public company. Based upon the market analysis and recommendations of Pearl Meyer, among other factors, our Compensation Committee approved certain increases in the compensation of our named executive officers, effective June 1, 2012.

Components of compensation for fiscal 2012

For fiscal 2012, the compensation provided to our named executive officers consisted of base salary, annual bonus, long-term equity-based compensation, retirement benefits and other benefits, each of which is described in more detail below. We believe that the mix of cash- and equity-based compensation, as well as the relationship of fixed to performance-based compensation, is properly balanced and provides us with an effective means to attract, motivate and retain our named executive officers, as well as reward them for creation of stockholder value.

Base Salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salary amounts are established at the time of each named executive officer's initial employment with the company, but are subject to upward adjustment by the Compensation Committee after its consideration of, among other factors, the scope of the executive's responsibilities, individual performance for the prior year, the mix of fixed compensation to overall compensation and consistency with what the Compensation Committee considers to be the market standard for compensation paid to similarly-situated executives at other companies.

In fiscal 2012, the Compensation Committee established a company-wide guideline that provided for an average salary increase to all employees of approximately 4% of their fiscal 2011 salary, with the actual amount of any employee's raise determined based on fiscal 2011 performance. In fiscal 2012, both Mr. Hewitt and Mr. Wheaton received a 4% raise pursuant to these guidelines and based on the Committee's subjective evaluation of their performance. Mr. Baumgartner's base salary was increased by 14.2% in fiscal 2012 in order to implement a contractually scheduled increase. Mr. Vanderpool received a 29.0% increase in base salary, reflecting his assumption of new duties as Chief Operating Officer.

Mr. Wheaton was hired in February 2011 and his base salary was set at a level that was in line with the market standards for compensation paid to similarly-situated executives at other companies, as demonstrated in an informal survey of similarly situated companies that was conducted under the direction of the Compensation Committee. He received a 4% increase in his base salary in fiscal 2012. Mr. Wheaton's base salary was required by his employment agreement to automatically increase from its then current level by $50,000 upon the effective date of a registration statement under the Securities Act or the Exchange Act.

Effective June 1, 2012, the base salaries of Messrs. Hewitt, Baumgartner, Vanderpool and Wheaton were increased to $469,000, $319,000, $257,000 and $331,000, respectively. The increase in Mr. Wheaton's base salary includes the contractual $50,000 increase described above.

Annual Bonuses

We have an annual performance bonus plan (a short-term cash incentive bonus plan with annual financial, and in some cases, individual performance goals), through which we provide for cash bonus awards to certain of our senior employees, including all of our named executive officers. Annual bonuses, which are generally paid during June for the prior fiscal year's performance, are intended to compensate executives for achieving annual company-wide financial goals and, in some instances, individual performance goals. Under our bonus plan, our Compensation Committee established a target bonus amount (expressed as a percentage of base salary) for each of our executives that would become payable upon the achievement of our corporate performance metrics and, in the case of Mr. Vanderpool, individual performance. Target bonus amounts for fiscal 2011 and 2012 (140% of base salary for Mr. Hewitt, 75% of base salary for Mr. Baumgartner, 60% of base salary for Mr. Vanderpool and 30% of base salary for Mr. Wheaton (subject to a $50,000 minimum)) were established by the Compensation Committee in June 2010 and June 2011, respectively, with actual bonuses being based upon the achievement of the applicable performance objectives. No bonuses were to be earned under the bonus plan in either year unless we achieved 85% of the target for the company-wide performance metrics described below. Our Compensation Committee also has the discretion to award an additional bonus to the extent that we exceed the target performance metrics.

The target bonus amounts for Messrs. Hewitt, Baumgartner, Vanderpool and Wheaton were determined by our Compensation Committee based on consideration of our overall compensation program and market standards for compensation paid to similarly-situated executives at other companies based on their general knowledge of the competitive market. The fiscal 2012 target bonus percentages for our named executive officers did not change from their fiscal 2011 levels, except for Mr. Wheaton, whose 2011 bonus was established at a guaranteed minimum because he joined the Company in February 2011. For fiscal 2011, the payment of annual bonuses to Messrs. Hewitt and Baumgartner were based 100% upon achievement of company-wide performance goals relating to our revenue and net income. For Mr. Vanderpool, the payment of his annual bonus was based two-thirds upon achievement of these company-wide performance goals and one-third upon his achievement of certain individual performance goals. For fiscal 2012, the payment of annual bonuses to each of Messrs. Hewitt, Baumgartner, Vanderpool and Wheaton was based 100% upon achievement of company-wide performance goals relating to our revenue and net income. The performance goals for each of our named executive officers used in 2011 (except for Mr. Wheaton) and 2012 in determining the target bonus as a percentage of the officer's base salary is set forth in the table below:

Name	Revenue (%)	Net Income (%)	Individual (%)	Total Target Bonus as Percentage of Base Salary (%)
John T. Hewitt	70	70	0	140
Mark F. Baumgartner	35	40	0	75
T. Rufe Vanderpool (2011)	15	25	20	60
T. Rufe Vanderpool (2012)	30	30	0	60
James J. Wheaton	15	15	0	30

For fiscal 2011, our target revenue goal was approximately $97.9 million and our target net income goal was $17.3 million. Accordingly, no bonuses were to be earned under the bonus plan unless the following threshold amounts were achieved: (i) our revenue was at least $83.2 million or (ii) our net income was at least $14.7 million (85% of target). For fiscal 2011, we achieved $95.5 million in revenue (98% of target) and $16.3 million in net income (as adjusted for expenses related to preparing for an initial public offering) (95% of target). For fiscal 2012, our target revenue goal was approximately $110.1 million and our target net income goal was $19.2 million. Accordingly, no bonuses were to be earned under the bonus plan for 2012 unless the following threshold amounts are achieved: (i) our revenue was at least $93.6 million, or (ii) our net income was at least $16.3 million (85% of target goals). Under the bonus plan, once the threshold amounts are achieved, payments are made in an amount equal to 25% of the total revenue or net income percentage for each additional 5% of the target achieved up to 100% of the target as illustrated in the table below:

% of Target Achieved	Payout (%)
85	25
90	50
95	75
100	100	(1)

(1)
The Compensation Committee has the discretion to award an additional bonus to the extent we exceed the target performance metrics.

For example, if we achieved 85% of the revenue target, an officer with a 50% revenue component would receive 12.5% of the revenue bonus component (25% of 50%). In fiscal 2011, we achieved 98% and 95% of our revenue and net income goals, respectively, and therefore we paid out 75% of the respective amounts allocated to the revenue and net income components of each officer's bonus. For Mr. Vanderpool, the payment of his annual bonus in 2011 was based two-thirds upon the achievement of the revenue and net income performance goals and one-third upon his achievement of certain individual goals, including growth in number of offices, tax returns prepared and systemwide revenue. Mr. Vanderpool received 8% of his base salary attributable to the achievement of his individual performance goals based upon the recommendation of our Chief Executive Officer and approval by our Compensation Committee. For fiscal 2012, Mr. Vanderpool's target bonus was entirely based on the achievement of company-wide performance goals with no individual performance component.

In fiscal 2012, we achieved 99% and 95% of our revenue and net income goals (adjusted for expenses associated with our postponed IPO), respectively, and therefore we paid out 75% of the respective amounts allocated to the revenue and net income components of each officer's bonus.

The following tables set forth the actual bonus payouts for fiscal 2012 and fiscal 2011 for our named executive officers based on the performance achieved.

Fiscal 2012

	Actual Bonus Amounts as a Percentage of Salary (%)
			Actual Bonus Amount as a Percentage of Base Salary (%)
Name	Revenue	Net Income		Actual Bonus Amount ($)
John T. Hewitt	52.50	52.50	105	316,045
Mark F. Baumgartner	26.25	30.00	56	135,675
T. Rufe Vanderpool	22.50	22.50	45	94,500
James J. Wheaton(1)	11.25	11.25	23	60,840

(1)
Mr. Wheaton was guaranteed a minimum bonus of $50,000 for fiscal 2012.

Fiscal 2011

	Actual Bonus Amounts as a Percentage of Salary (%)
			Actual Bonus Amount as a Percentage of Base Salary (%)
Name	Revenue	Net Income			Actual Bonus Amount ($)
John T. Hewitt	52.50	52.50	105		303,849
Mark F. Baumgartner	26.25	30.00	56		118,800
T. Rufe Vanderpool	11.25	18.75	38	(2)	61,845	(2)
James J. Wheaton(1)	—	—	—		50,000

(1)
Mr. Wheaton was guaranteed a minimum bonus of $50,000 for fiscal 2011.

(2)
Includes $13,020 (8% of base salary) related to the achievement of Mr. Vanderpool's individual performance goals.

For fiscal 2011, the aggregate payout percentages for Messrs. Hewitt, Baumgartner and Vanderpool were 105%, 56% and 38%, respectively, resulting in payouts of $303,849, $118,800 and $61,845, respectively. Mr. Wheaton received a guaranteed payout of $50,000. These amounts were paid in June 2011.

For fiscal 2012, the target bonuses for Messrs. Hewitt, Baumgartner and Vanderpool remained the same (140%, 75% and 60%, respectively). However, Mr. Vanderpool's target bonus was entirely based on the achievement of company-wide financial goals with no individual performance component. For 2012, Mr. Wheaton's target bonus was 30% of his base salary, with a minimum guaranteed bonus of $50,000.

Effective for fiscal 2013, the target bonuses of Messrs. Hewitt, Baumgartner, Vanderpool and Wheaton will be 100%, 75%, 60% and 30% of their base salaries, respectively.

Long-Term Equity Compensation

1998 Stock Option Plan

Originally effective as of May 1, 1998, and as subsequently extended effective May 1, 2008, our 1998 Stock Option Plan, or the 1998 Plan, was designed to assist in attracting, retaining and motivating employees, non-employee directors and other independent contractors of outstanding ability and to promote the identification of their interests with those of the stockholders of the company. Following this offering, we intend to grant equity awards under a new stock incentive plan, which is discussed below and no further grants will be made under the 1998 Plan.

Our Board of Directors administers the 1998 Plan and is authorized to, among other things, designate participants, grant options, determine the terms and conditions relating to options, including vesting, prescribe option agreements, interpret the stock option plan and to make any other determinations that it deems necessary or advisable for the administration of the 1998 Plan.

Our 1998 Plan reserved 6,100,000 shares of our common stock for issuance, as adjusted for any stock dividend or split, recapitalization, merger, consolidation, reorganization or any other similar corporate transaction or event. For purposes of determining the shares previously available for grant under the stock option plan, to the extent that an option expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares to which the option related, the undelivered shares will again be available for grant. Similarly, shares withheld in payment of the exercise price or taxes relating to an option and shares equal to the number surrendered in payment of any exercise price or taxes relating to an option shall be deemed to constitute shares not delivered to the participant and shall be deemed to again be available for options under the 1998 Plan.

The Board of Directors has the ability to amend or terminate the 1998 Plan at any time, provided that no amendment or termination will be made without stockholder approval to increase the aggregate number of shares that may be issued under the plan (except in the case of certain corporate transactions as described above), to modify eligibility under the plan or to increase materially the benefits accruing to participants under the plan. The Board of Directors may also suspend or terminate the 1998 Plan at any time, provided such termination does not adversely affect the rights of any option holders. Unless sooner terminated, the 1998 Plan will terminate on April 30, 2018.

In fiscal 2011, each of our named executive officers other than Mr. Baumgartner (who received a multi-year grant in June 2008) received a grant of options. The number of options granted (except for Mr. Wheaton) was determined by our Board of Directors, based upon recommendations from the Compensation Committee and, other than with respect to his own grants, the Chief Executive Officer, based on each executive's position, role and responsibilities, and individual performance as determined by the Board of Directors. Mr. Wheaton's options were granted upon his employment with us in February 2011. In addition, on June 3, 2011, the Board of Directors made grants of options to our employees, including a grant of 90,000 options to Mr. Vanderpool.

In determining the actual number of options awarded to our named executive officers, the Board of Directors considered our past grant practices and determined awards that were consistent with our overall compensation objectives. Those objectives include providing a substantial portion of named executive officer compensation in the form of long-term equity-based compensation and aligning our named executive officers' interests with those of our stockholders. Historically (and in fiscal 2011), the Board of Directors determined the actual number of options to be awarded to our named executive officers during a given fiscal year by assessing targeted long-term ownership levels and the relative percentage of total equity outstanding that each option grant represents.

Our 1998 Plan provides that the Board of Directors may determine the vesting schedule of options granted. With the exception of the options granted to Mr. Wheaton, multi-year options granted to our senior officers, including our named executive officers, generally vest over a five-year period, with 20% vesting on the first anniversary of the original grant date and the remaining 80% vesting on a pro-rata basis on each anniversary of the original grant date over the four-year period thereafter; each tranche expires five years from the date of vesting. The stock options granted under the 1998 Plan do not provide for accelerated vesting in the event of a termination or change of control. In the case of Mr. Wheaton, his options vest as to 40,000 shares each year on the last day of each fiscal year beginning with the fiscal year ended April 30, 2011, but vest fully and become exercisable as to all options under the grant upon the termination of Mr. Wheaton's employment for "good reason" as defined in his employment agreement. We believe that granting options subject to the vesting schedules described above provides us with an effective mechanism to incentivize and to retain our named executive officers and to align their interest with the long-term interests of our stockholders.

2011 Equity and Cash Incentive Plan

On August 26, 2011, in consideration of the benefits of long-term equity incentive awards and upon the recommendation of our Compensation Committee, our Board of Directors adopted the JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (referred to as the "2011 Equity and Cash Incentive Plan" or the "2011 Plan"). The 2011 Plan was subsequently approved by our stockholders on August 30, 2011. The Plan will provide us with the ability to utilize equity incentive awards as a part of our overall compensation structure.

Key features of the 2011 Plan include:

  •
  All stock options, stock appreciation rights and other purchase rights must have an exercise price that is not less than the fair market value of the underlying stock on the grant date.

  •
  The maximum number of shares of our Class A Common Stock that will be made available under the 2011 Plan is 1,957,739 (as of September 30, 2012, including shares which had been previously available under the 1998 Plan). The maximum number of shares of our Class A Common Stock that may be issued under the 2011 Plan may be issued under any type of Award, including incentive stock options within the meaning of Section 422 of the Code.

  •
  The 2011 Plan does not include any reload or "evergreen" share replenishment features.

  •
  Without stockholder approval, we may not reprice Awards or repurchase Awards that are subject to forfeiture or have not yet vested.

  •
  Any material amendments to the 2011 Plan require stockholder approval.

  •
  The 2011 Plan will be administered by our Compensation Committee, which is comprised entirely of independent directors.

  •
  No further Awards will be granted under the 1998 Plan.

  •
  No dividends or Dividend Equivalents (as defined below) may be granted in connection with Options, SARs or other Stock-Based Awards in the nature of purchase rights (as defined below). No dividends or Dividend Equivalents may be paid in connection with a performance-based Award unless and until the underlying performance conditions are achieved, and any such dividends or dividend equivalents will accumulate (without interest) and become payable only at the time and to the extent the applicable Award becomes payable or nonforfeitable.

A summary of the principal features of the 2011 Plan is incorporated by reference to the summary included in our Definitive Proxy Statement relating to our 2012 annual meeting of stockholders filed with the SEC on September 28, 2012. However, every aspect of the 2011 Plan is not addressed in that summary, and we encourage you to read the full text of the Plan, which is an exhibit to the registration statement of which this prospectus forms a part.

Retirement Benefits

In fiscal 2011, each of our named executive officers had the opportunity to participate in our 401(k) plan on the same basis as our other employees. We believe that the 401(k) plan provides an enhanced opportunity for our named executive officers to plan for and meet their retirement savings needs. This plan is a tax-qualified retirement plan designed to meet the requirements of Sections 401(a) and 401(k) of the Code. Under the 401(k) plan, participants may elect to make pre-tax savings deferrals of up to 86% of their compensation each calendar year, subject to annual limits on such deferrals (e.g., $16,500 in the 2011 calendar year) imposed by the Code. Participants who attain age 50 also may elect to make certain catch-up contributions, subject to a separate annual limit on such contributions ($5,500 in the 2011 calendar year) imposed by the Code.

We may in our discretion, on an annual basis, make a matching contribution with respect to a participant's elective deferrals and/or may make additional company contributions. Historically, we have matched 50% of the amount contributed by a participant, up to 3% of the participant's compensation subject to applicable limits pursuant to Section 401(a)(17) of the Code. Each of our named executive officers participated in our 401(k) plan during fiscal 2012 and received matching contributions.

Perquisites and Other Benefits

In fiscal 2012, our named executive officers were eligible to receive the same benefits, including life and health benefits, which were available to all employees.

Compensation Risk Assessment

As part of its oversight of our executive compensation program, the Compensation Committee considers the impact of our executive compensation program, and the incentives created by the compensation awards that it administers, on our risk profile. In addition, the Compensation Committee reviews all of our compensation policies and procedures, including the incentives that they create and factors that may increase the likelihood of excessive risk taking, to determine whether they present a significant risk to us. The Compensation Committee believes that our compensation programs are designed with the appropriate balance of risk and reward in relation to our overall business strategy and that the various components of our overall compensation program, taken as a whole, do not encourage excessive risk taking. This conclusion is based on, among other factors, the level of base salaries paid by us, the balance of short-term and long-term incentive compensation, and the establishment of goals and thresholds in compensation plans and awards that are believed to be aggressive, but achievable. The Compensation Committee believes that the risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on us.

Employment/Severance, Non-Competition and Non-Solicitation Agreements

Effective June 1, 2012, we entered into employment agreements with each of Messrs. Hewitt, Baumgartner and Vanderpool, and an amended employment agreement with Mr. Wheaton pursuant to which they will be entitled to severance benefits upon certain qualifying terminations of their respective employment. The following descriptions are summaries of these agreements and are qualified by reference to the full text of the employment agreements which are filed as exhibits to the registration statement of which this prospectus forms a part.

Employment Agreements

As indicated above, effective June 1, 2012, we entered into employment agreements with each of the named executive officers, the material terms of which are described below.

New Employment Agreements.    Effective June 1, 2012, we entered into employment agreements with each of Messrs. Hewitt, Baumgartner and Vanderpool. The employment agreements each provide for an initial term expiring April 30, 2014. The agreements are automatically renewed for successive one-year terms, unless the Company or the named executive officer gives the other written notice of non-renewal at least 90 days prior to the expiration of the term.

Under the new agreements, the base salaries of Messrs. Hewitt, Baumgartner and Vanderpool were increased to $469,000, $319,000 and $257,000, respectively, and those individuals will continue to be eligible to participate in the Company's annual cash bonus plan.

Messrs. Hewitt, Baumgartner and Vanderpool are entitled to employee benefits generally available to all employees. They are also provided with a PDA device.

As discussed above, under "— Long-Term Equity Compensation," Mr. Wheaton was granted 200,000 options upon his employment with the company.

As discussed below under "— Potential Payments on Change of Control," the employment agreements provide for severance benefits to be paid to Messrs. Hewitt, Baumgartner and Vanderpool upon certain qualifying terminations of their respective employment.

The employment agreements contain customary confidentiality, non-competition and non-solicitation provisions.

James J. Wheaton.    Effective June 1, 2012, we entered into an amended and restated employment agreement with Mr. Wheaton that conforms certain terms of his prior employment agreement to the terms of the new form of agreement utilized for Messrs. Hewitt, Baumgartner and Vanderpool. The material changes that were included in the amended and restated employment agreement are discussed below under "— Potential Payments on Change of Control." The other material terms and conditions of the new agreement remain consistent with his original agreement, which was entered into effective February 7, 2011.

The agreement provides for an initial two-year term that began February 7, 2011. The agreement automatically renews for successive one-year terms, unless either party gives the other written notice of non-renewal at least 90 days prior to the expiration of the term.

Mr. Wheaton's employment entitles him to employee benefits generally available to all employees. He is also provided with a PDA device. Mr. Wheaton's employment agreement also provides that the company will pay or reimburse him for any required licenses or bar expenses related to his status as an attorney admitted to the Virginia State Bar, and for other expenses related to his bar leadership position.

As discussed below under "— Potential Payments on Change of Control," Mr. Wheaton's agreement provides for severance benefits to be paid to him upon certain qualifying terminations.

Mr. Wheaton's employment agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the years ended April 30, 2012 and 2011. The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees.

Name and Principal Position	Fiscal Year Ended April 30	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
John T. Hewitt, Chairman, President and Chief Executive Officer	2012	299,619		—		—	316,045	4,127	(3)	619,791
	2011	287,790		—		712,500	303,849	7,636	(3)	1,311,775
Mark F. Baumgartner, Chief Financial Officer	2012	237,738		—		—	135,675	5,184	(3)	378,597
	2011	204,277		—		—	118,800	8,961	(3)	332,038
T. Rufe Vanderpool, Chief Operating Officer	2012	204,185		—		260,100	94,500	5,750	(3)	564,535
	2011	161,856		—		99,900	61,845	—		323,601
James J. Wheaton, General Counsel, Vice President of Legal and Governmental Affairs	2012	269,200		—		—	60,840	7,476	(3)	337,516
	2011	50,000	(4)	90,000	(5)	606,000	—	—		746,000

(1)
Amounts in this column reflect the grant date fair value of the options granted to each named executive officer under the Company's 1998 Stock Option Plan, calculated in accordance with ASC Topic 718, based on the fair market value, as determined by the Board of Directors, of the Company's stock on the date of grant. Assumptions used in the calculation of these amounts are included in Note 11 to the Company's audited financial statements for the fiscal year ended April 30, 2012, included in this prospectus.

(2)
Amounts in this column for 2012 and 2011 were earned under the Company's annual cash bonus plans for fiscal 2012 and fiscal 2011 performance, respectively.

(3)
These amounts reflect the Company's matching contribution under the Company's 401(k) plan.

(4)
Mr. Wheaton was employed by the Company beginning February 7, 2011. Mr. Wheaton's initial base salary was $260,000, subject to increase in accordance with the terms of his employment agreement.

(5)
This amount reflects a $40,000 signing bonus received by Mr. Wheaton upon the commencement of his employment with the Company and a $50,000 minimum guaranteed bonus under the Company's 2011 annual cash bonus plan.

Grants of Plan Based Awards

The following table sets forth information regarding grants of plan based awards to each of the named executive officers during the fiscal year ended April 30, 2012.

					All Other Option Awards; Number of Securities Underlying Options (#)
		Estimated Future Payouts under Non-Equity Incentive Plan Awards ($)				Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(3)
	Grant Date
Name		Threshold(1)	Target	Maximum(2)
John T. Hewitt		—	421,393	—	—	—	—
					—	—	—
					—	—	—
Mark F. Baumgartner		—	180,900	—	—	—	—
T. Rufe Vanderpool		—	126,000	—	—	—	—
	6/3/2011		81,120		90,000	15.00	260,100
James J. Wheaton		—	—	—	—	—	—
					—	—	—

(1)
No bonuses were to be earned under the 2012 annual bonus plan unless (i) our revenue was at least $93.6 million, or (ii) our net income was at least $16.3 million.

(2)
The Compensation Committee has the discretion to award an additional bonus to the extent we exceed the target performance metrics.

(3)
Amounts in this column reflect the grant date fair value of the options granted to each named executive officer under the Company's 1998 Stock Option Plan, calculated in accordance with ASC Topic 718, based on the fair market value, as determined by the Board of Directors of the Company's stock on the date of grant. Assumptions used in the calculation of these amounts for fiscal 2012 are included in Note 11 to the Company's audited financial statements, included in this prospectus.

Outstanding Option Awards at Year End

The following table sets forth information regarding outstanding option awards held by our named executive officers at April 30, 2012. All grants noted below were made under the Company's 1998 Stock Option Plan.

		Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)
				Option Exercise Price ($)
	Grant Date				Option Expiration Date
Name		Exercisable	Unexercisable
John T. Hewitt	6/1/2007	8,658		11.55	6/1/2012
	6/1/2007	41,342		10.50	6/1/2012
	6/16/2008	6,060		16.50	6/16/2013
	6/16/2008	43,940		15.00	6/16/2013
	5/29/2009	6,060		16.50	5/29/2014
	5/29/2009	68,940		15.00	5/29/2014
	6/4/2010	18,180	6,060	16.50		(1)
	6/4/2010	206,820	68,940	15.00		(1)
Mark F. Baumgartner	2/28/2004	40,000		5.50		(2)
	6/16/2008	160,000	40,000	15.00		(3)
T. Rufe Vanderpool	6/1/2007	8,000		10.50	6/1/2012
	6/16/2008	8,000		15.00	6/16/2013
	5/29/2009	10,000		15.00	5/29/2014
	6/4/2010	30,000	10,000	15.00		(1)
	6/3/2011	30,000	60,000	15.00		(4)
James J. Wheaton	2/7/2011	80,000	120,000	15.00		(5)

(1)
Options vest in equal annual installments in 2010, 2011, 2012 and 2013 with the expiration date for such options being five years after the date that they vest (June 4, 2015, April 15, 2016, 2017 and 2018, respectively).

(2)
Options vested in 2008 with the expiration date for such options being five years after the date that they vest (April 15, 2013).

(3)
Options vest in equal annual installments in 2009, 2010, 2011, 2012 and 2013 with the expiration date for such options being five years after the date that they vest (April 15, 2014, 2015, 2016, 2017 and 2018, respectively).

(4)
Options vest in equal annual installments in 2012, 2013 and 2014 with the expiration date for such options being five years after the date that they vest (April 15, 2017, 2018 and 2019, respectively).

(5)
Options vest in equal annual installments in 2011, 2012, 2013, 2014 and 2015 with the expiration date for such options being five years after the date that they vest (April 15, 2016, 2017, 2018, 2019 and 2020, respectively).

Options Exercised and Stock Vested

The following table sets forth certain information regarding exercised stock options during the year ended April 30, 2012 for each of the named executive officers. We have not granted any other type of stock-based awards.

Option Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)
John T. Hewitt	—	—
Mark F. Baumgartner	40,000	380,000
T. Rufe Vanderpool	—	—
James J. Wheaton	—	—

(1)
Represents the gross number of shares acquired upon exercise of vested options without taking into account any shares that may have been surrendered or withheld to cover the option exercise price or applicable tax obligations.

(2)
Value realized is the gross number of options exercised multiplied by the difference between the fair market value of our Class A common stock on the date of exercise and the exercise price.

Potential Payments on Change of Control

None of our named executive officers has a change in control agreement. However, the employment agreements we have entered into with each of Messrs. Hewitt, Baumgartner, Vanderpool and Wheaton entitle them to certain payments under their respective employment agreements upon certain qualifying terminations.

Messrs. Hewitt, Baumgartner and Vanderpool.    Under the employment agreements with Messrs. Hewitt, Baumgartner and Vanderpool, each named executive officer is entitled to certain payments if his employment is terminated by him for Good Reason (as defined under the form of agreement), by us without Cause (as defined under the form of agreement) or as a result of the named executive officer's Employment-Related Death or Disability (as defined under the form of agreement).

If the named executive officer's employment is terminated by him for Good Reason, by us without Cause or as a result of his Employment-Related Death or Disability, he is entitled to the following: (i) the payment of his base salary through the date of termination; (ii) the payment of an amount equal to his monthly base salary multiplied by 18; (iii) the payment of an amount equal to the pro-rated bonus to which he would have been entitled; (iv) the accelerated vesting of any incentive stock awards, including options, that were not vested as of the date of his termination; (v) continued coverage at our expense under any medical, dental, life insurance and disability policies for a period of 18 months, unless the named executive officer becomes reemployed with another employer and is eligible to receive such welfare benefits from that employer; and (vi) any other amounts or benefits required to be paid to the named executive officer or that he is eligible to receive under any plan, program, policy or practice or contract or agreement with us.

If the named executive officer's employment is terminated by him without Good Reason, by us for Cause or due to his Disability (as defined under the form of agreement), other than as a consequence of Employment-Related Death or Disability, the named executive officer is only entitled to the payment of his salary through the date of termination.

If the named executive officer's employment is terminated as a result of his death or Disability (other than as a consequence of Employment-Related Death or Disability), he is entitled to his base salary through the date of his termination, as well as the pro-rata bonus to which he would have been entitled.

Mr. Wheaton.    Under his employment agreement, Mr. Wheaton is entitled to certain payments if his employment is terminated by him for Good Reason (as defined under the agreement) or by us without Cause (as defined under the agreement).

If Mr. Wheaton's employment is terminated by him for Good Reason or by us without Cause, he is entitled to the following: (i) the payment of his base salary through the date of termination; (ii) the payment of an amount equal to his monthly base salary multiplied by 24; (iii) the payment of an amount equal to two times the pro-rated bonus to which he would have been entitled; (iv) the accelerated vesting of any incentive stock awards, including options, that were not vested as of the date of his termination; (v) continued coverage at our expense under any medical, dental, life insurance and disability policies for a period of two years, unless Mr. Wheaton becomes reemployed with another employer and is eligible to receive such welfare benefits from that employer; and (vi) any other amounts or benefits required to be paid to Mr. Wheaton or that he is eligible to receive under any plan, program, policy or practice or contract or agreement with us.

If Mr. Wheaton's employment is terminated by him without Good Reason or by us for Cause, Mr. Wheaton is only entitled to the payment of his salary through the date of termination.

If Mr. Wheaton's employment is terminated as a result of his death or disability, he is entitled to his base salary through the date of his termination, as well as the pro-rata bonus to which he would have been entitled. However, Mr. Wheaton would receive the same payments that he receives upon a termination for Good Reason or by us without Cause in the event of his Employment-Related Death or Disability (as defined under his amended and restated agreement).

The following table shows the potential payments upon Mr. Wheaton's termination. The amounts calculated in the table assume the termination occurred on April 30, 2012 and that Mr. Wheaton was paid in a lump sum payment. The following table does not include the potential payments upon the termination of Messrs. Hewitt, Baumgartner and Vanderpool because these executive officers were not parties to employment agreements with the Company as of April 30, 2012.

			Benefits and Perquisites
	Severance Compensation
			Unvested Stock Options	Welfare Benefits
	Severance	Bonus			Total
Voluntary termination without Good Reason	—	—	—	—	—
Voluntary termination for Good Reason	$540,800	$100,000	—	$29,430	$670,230
Termination by Company for Cause	—	—	—	—	—
Termination by Company without Cause	$540,800	$100,000	—	$29,430	$670,230
Employment-Related Death or Disability	$540,800	$100,000	—	$29,430	$670,230
Other death	—	$50,000	—	—	$50,000
Other disability	—	$50,000	—	—	$50,000

Mr. Wheaton's employment agreement currently provides that with respect to a termination by him for Good Reason or by us without Cause after February 7, 2014, the monthly base salary component of his severance payment would be reduced to his monthly base salary multiplied by 12. His continuation of benefits would likewise be reduced to a period of one year, and the multiplier on his pro-rated bonus would be eliminated. After February 7, 2016, when Mr. Wheaton will have been employed by us for more than 5 years, his benefits upon a termination by him for Good Reason, by us without Cause or as a result of his Employment-Related Death or Disability would be on the same basis as provided for Messrs. Hewitt, Baumgartner and Vanderpool, as described above.

Related Party Transactions

Other than compensation arrangements, we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest. Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Loan to John T. Hewitt

We entered into loan agreements with John T. Hewitt, our Chairman and Chief Executive Officer, on September 11, 2009 and November 2, 2010. The loans bore interest at a rate of 4.25% per annum and had maturities of $750,000 on September 11, 2014 and $250,000 on November 2, 2011. As of April 30, 2011, the outstanding principal amount of the loans was $950,000, which was the largest outstanding principal amount at any time during the last three fiscal years. The balance of $950,000, including accrued but unpaid interest, was repaid in full by Mr. Hewitt on September 2, 2011.

Stock Issuances and Repurchases

In the three fiscal years ended April 30, 2012, we repurchased an aggregate of 573,175 shares of our Class A common stock from certain of our directors, executive officers and holders of more than 5% of our Class A common stock for an aggregate repurchase price of approximately $8.6 million. In addition, during the same period, we repurchased 18,146 shares of our Class A convertible preferred stock, which had a 1 to 10 conversion ratio into Class A common stock, from one of our 5% stockholders, Edison Venture Fund IV, L.P., for an aggregate purchase price of approximately $2.7 million. Mr. Golding, one of our directors, serves as General Partner of the manager of Edison Venture Fund IV, L.P.

During fiscal 2012, we repurchased shares of our Class A common stock from the following persons in the following amounts: Mark Baumgartner ($327,300), John T. Hewitt ($240,000) and Ross N. Longfield ($195,000). The repurchases from Mr. Baumgartner took place during the fiscal quarter ended April 30, 2012. All repurchases conducted during fiscal 2012 were effected at a repurchase price of $15.00 per share.

Since April 30, 2012, we have purchased an aggregate of 20,077 shares of our Class A common stock from the following directors or executive officers in the following amounts: Ross Longfield $(105,000), George Robson ($105,000), and Rufe Vanderpool ($39,705).

We believe that all of the repurchases conducted during the three fiscal years ended April 30, 2012 and since that date were effected at the fair value of the repurchased shares. All of the repurchases from directors, executive officers and holders of more than 5% of our Class A common stock, as well as the repurchase of our Class A convertible preferred stock, during those periods were made at a price of $15.00 per share of common stock (or its equivalent). During this period, all stock options issued by the Company were likewise granted with an exercise price based on a fair value of $15.00 per share, and the significant transaction in which Envest III, LLC acquired shares from Edison Venture Fund IV, L.P. in February 2011 was likewise effected at a price of $15.00 per share of Class A common stock.

The shares repurchased by us from directors, executive officers and holders of more than 5% of our Class A common stock were originally acquired by those parties at various times since our formation in 1996 at prices per share (giving effect to stock splits) ranging from $1.00 to $10.50.

Policy for Approval of Related Party Transactions

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our Audit Committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, our Audit Committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. All of the transactions described above were entered into after presentation, consideration and approval by our Board of Directors.

Principal and Selling Stockholders

The following table sets forth, as of September 30, 2012, information regarding beneficial ownership of our capital stock by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock or Class B common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of September 30, 2012. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of capital stock shown that they beneficially own, subject to community property laws where applicable. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 13,125,833 shares of our Class A common stock (including shares issuable as a result of the conversion of exchangeable shares) and 900,000 shares of our Class B common stock outstanding as of September 30, 2012. We have based our calculation of the percentage of beneficial ownership after this offering on               shares of our Class A common stock and 900,000 shares of our Class B common stock outstanding immediately after the completion of this offering.

Class A common stock subject to stock options currently exercisable or exercisable within 60 days of September 30, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o JTH Holding, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

	Shares of Common Stock Beneficially Owned Before this Offering		Shares of Common Stock to be Sold in this Offering		Shares of Common Stock Beneficially Owned After this Offering		Shares of Common Stock Beneficially Owned Upon Exercise of Underwriters' Option to Purchase Additional Shares
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
5% Stockholders:
Datatax Business Services Limited(1)	4,680,000	33.4%
Edison Venture Fund IV, L.P.(2)	1,443,200	10.3%
Envest Funds(3)	899,605	6.4%
Named Executive Officers and Directors:
Mark F. Baumgartner(4)	285,984	2.0%
Gordon D'Angelo(5)	26,000	*
John R. Garel(3)	899,605	6.4%
Gary P. Golding(2)	1,443,200	10.3%
John T. Hewitt(6)	2,431,422	16.8%
Steven Ibbotson(1)(7)	4,857,033	34.5%
Ross N. Longfield(8)	43,000	*
Ellen M. McDowell(9)	86,387	*
George T. Robson(10)	158,200	1.1%
T. Rufe Vanderpool(11)	81,781	*
James J. Wheaton(12)	84,000	*
All executive officers and directors as a group (11 persons)(13)	10,396,612	68.6%
Certain Other Selling Stockholders:
All Other Selling Stockholders:(14)

*
Represents beneficial ownership of less than 1%.

(1)
Includes 1,000,000 shares of Class A common stock issuable upon the exchange of the exchangeable shares. Steven Ibbotson, one of our directors, together with his immediate family, owns a 100% interest in Datatax. As a result, pursuant to Rule 13d-3 under the Exchange Act, Mr. Ibbotson is deemed to own the 4,680,000 shares of Class A common stock held by Datatax. The address for Datatax Business Services Limited is 2109 Oxford St., London, Ontario, Canada NSY 553.

(2)
Includes 40,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012. Mr. Golding, one of our directors, is a General Partner for Edison Partners IV, L.P., the manager of Edison Venture Fund IV, L.P. and, as a result, pursuant to Rule 13d-3 under the Exchange Act, is deemed to beneficially own the 1,443,200 shares of Class A common stock held by Edison Venture Fund IV, L.P. The address for Edison Venture Fund IV, L.P. is 1009 Lenox Drive #4, Lawrenceville, New Jersey 08648.

(3)
Includes (i) 119,761 shares of Class A common stock and 16,500 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012 held by Envest II, LLC, the voting power of which is held by Envest Management II, LLC, the Manager for Envest II, LLC; and (ii) 709,844 shares of Class A common stock and 53,500 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012 held by Envest III, LLC, the voting power of which is held by Envest Management III, LLC, the Manager for Envest III, LLC. Mr. Garel, one of our directors, is a manager of both Envest Management II and Envest

  Management III and, as a result, pursuant to Rule 13d-3 under the Exchange Act, is deemed to beneficially own the 899,605 shares of Class A common stock held by Envest II and Envest III. The address for Envest II and Envest III is 2101 Parks Avenue, Suite 401, Virginia Beach, Virginia 23451.

(4)
Includes 10,083 shares of Class A common stock held in our 401(k) plan and 200,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(5)
Includes 10,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(6)
Includes 900,000 shares of Class B common stock, 138,912 shares of Class A common stock held in our 401(k) plan and 350,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(7)
Includes (i) 40,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012 and (ii) 8,400 shares of Class A common stock owned by 714718 Alberta, Ltd. Steven Ibbotson, one of our directors, owns a 100% interest in 714718 Alberta, Ltd. As a result, pursuant to Rule 13d-3 under the Exchange Act, Mr. Ibbotson is deemed to own the 8,400 shares of Class A common stock held by 714718 Alberta, Ltd. The address for 714718 Alberta, Ltd. is #150 3015 5th Avenue NE, Calgary, Alberta Canada, T2A6T8.

(8)
Includes 40,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(9)
Includes 20,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012 and 15,000 shares held in a trust of which she is the trustee.

(10)
Includes 40,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(11)
Includes 78,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(12)
Includes 80,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(13)
Includes 900,000 shares of Class B common stock, 148,995 shares of Class A common stock held in our 401(k) plan and 968,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of September 30, 2012.

(14)
Represents shares held by                             selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering.

Description of Capital Stock

General

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the filing of our second amended and restated certificate of incorporation, which will occur simultaneously with the consummation of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. John Hewitt, our Chairman and Chief Executive Officer, owns all of the outstanding shares of our Class B common stock. The rights of these classes of our common stock are discussed in greater detail below. Our second amended and restated certificate of incorporation will also provide for a class of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board of Directors, and a class of special voting preferred stock, the rights of which are discussed below. Our second amended and restated certificate of incorporation will eliminate the Class A convertible preferred stock, all of which has previously converted into Class A common stock. We are also party to a share exchange agreement, dated October 2001, whereby one of our stockholders received 100,000 exchangeable shares of Liberty Tax Holding Corporation, one of our Canadian subsidiaries.

Upon the filing of our second amended and restated certificate of incorporation, which will occur simultaneously with the consummation of this offering, our authorized capital stock will consist of 111,000,010 shares, all with a par value of $0.01 per share, of which:

  •
  100 million shares will be designated Class A common stock;

  •
  1 million shares will be designated Class B common stock;

  •
  10 shares will be designated special voting preferred stock; and

  •
  10 million shares will be designated preferred stock.

As of September 30, 2012, we had outstanding 13,125,833 shares of Class A common stock, which assumes the exchange of all of the exchangeable shares into 1,000,000 shares of Class A common stock. As of September 30, 2012, we had outstanding 900,000 shares of Class B common stock, all of which are held by Mr. Hewitt, our Chairman and Chief Executive Officer. As of September 30, 2012, we had outstanding 10 shares of special voting preferred stock. Our outstanding capital stock was held by approximately 413 stockholders of record as of September 30, 2012. As of September 30, 2012, options to acquire 2,803,312 shares of Class A common stock, and restricted stock units that may be settled for an additional 15,971 shares, were also outstanding. 2,032,677 of these options were exercisable within 60 days of September 30, 2012.

Class A and Class B Common Stock

Voting

Except as otherwise expressly provided in our second amended and restated certificate of incorporation or required by applicable law, holders of our Class A common stock and Class B common stock will have identical rights on any matter that is submitted to a vote of our stockholders, provided that for so long as the holders of Class B common stock and their permitted transferees hold greater than five percent (5%) of the aggregate number of outstanding shares of common stock, the holders of shares of Class B common stock will vote, separately and as a single class, in the election of the minimum number of directors necessary to constitute a majority of the entire Board of Directors and the holders of the Class A common stock will vote for the balance of the Board of Directors. Holders of shares of Class A common stock and

Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except in the following circumstances:

  •
  the removal or appointment of directors will require a separate vote of our Class A common stock or Class B common stock, voting separately, in respect of the directors appointed by the holders of the shares of Class A or Class B common stock, as applicable; and

  •
  if we propose to amend our certificate of incorporation to alter, change or repeal the powers, preferences or special rights of the shares of the Class B common stock, the majority vote of the holders of the shares of Class B common stock, voting separately as a single class, will be required.

Under our second amended and restated certificate of incorporation, we will not be permitted to increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, on a per share basis, with respect to any dividend or distribution of cash, property or shares of our capital stock that our Board of Directors may declare from time to time from legally available funds. In the event a dividend or distribution is paid in the form of shares of Class A common stock or Class B common stock or rights to acquire shares of such stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our corporation, the holders of our Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in all our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of preferred stock.

Mergers and Business Combinations

In any merger, consolidation, reorganization or other business combination, our second amended and restated certificate of incorporation will require that the consideration to be received per share by the holders of our Class A common stock and the holders of our Class B common stock will be identical. If the consideration paid in the merger, consolidation, reorganization or other business combination is paid in the form of shares or other equity interests of us or another person, then the rights of the shares or other equity interests may differ to the extent that the rights of Class A common stock and the Class B common stock differ. These differences could include, for example, the voting rights and conversion features of the Class A common stock and the Class B common stock.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers that will be described in our second amended and restated certificate of incorporation, including the following:

  •
  transfers to any "permitted transferee" as defined in our amended and restated certificate of incorporation, which includes, among others, transfers:

  •
  to trusts for the current benefit of the transferor and related persons;

  •
  to corporations, partnerships, limited liability companies or other entities that are owned and controlled by the transferor;

  •
  to guardians of stockholders who are adjudged to be unable to manage their own affairs, and executors of estates of deceased stockholders; and

  •
  to a trustee or receiver of the estate of the holder of shares of Class B common stock in the event of bankruptcy or insolvency.

  •
  transfers to other holders of shares of Class B common stock and their permitted transferees;

  •
  granting a revocable proxy to any officer or director at the request of our Board of Directors;

  •
  pledging shares of Class B common stock pursuant to a bona fide loan or indebtedness transaction as to which the holder of Class B common stock continues to exercise voting control, provided that the foreclosure on those shares by the lender does not qualify as a permitted transfer and, unless the lender otherwise qualifies as a permitted transferee, will result in the automatic conversion of those shares into shares of Class A common stock; and

  •
  transfers approved in advance by our Board of Directors or a majority of the independent directors on our Board of Directors after making a determination that the transfer is consistent with the purposes of the other types of transfers that are permitted.

Following the closing of this offering, all shares of Class B common stock will convert automatically into shares of Class A common stock if, on any record date for determining the stockholders entitled to vote at an annual or special meeting of stockholders, the aggregate number of shares of our Class A common stock and Class B common stock owned, directly or indirectly, by the holders of our Class B common stock is less than five percent (5%) of the aggregate number of shares of our Class A common stock and Class B common stock then outstanding.

Once converted into Class A common stock, the Class B common stock cannot be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Other than in connection with dividends and distributions, subdivisions or combinations, or mergers, consolidations, reorganizations or other business combinations involving stock consideration as will be provided for in our second amended and restated certificate of incorporation, we are not authorized to issue additional shares of Class B common stock.

Preferred Stock and Exchangeable Shares

As of September 30, 2012, there were 10 shares of our special voting preferred stock outstanding. As of September 30, 2012, there were 100,000 exchangeable shares outstanding, which may be exchanged by the holder for 1,000,000 shares of Class A common stock. The special voting preferred shares are held by the same shareholder that holds the exchangeable shares and entitle the holder to vote on all matters with the Class A common stock as if each share represented 100,000 shares of Class A common stock. These shares will be canceled as the holder exchanges the exchangeable shares.

The holder of our special voting preferred stock is not entitled to any dividends and the shares of special voting preferred stock have no liquidation value. The holder of the exchangeable shares is entitled to a dividend, if a dividend is declared for the Class A common stock, on an as converted basis. In the event of liquidation, dissolution, or consolidation, the holder of exchangeable shares will receive 10 shares of Class A common stock for each exchangeable share, plus the full amount of all declared and unpaid cash dividends, plus the stock or property, if any, representing declared and unpaid non-cash dividends. The holders of the exchangeable shares have, among other things, additional stockholder rights, including approval rights with respect to redemptions, the payment of dividends and amendments to the amended and restated articles of incorporation and bylaws, as more fully described in the Share Exchange Agreement among DataTax Business Services Limited, Liberty Tax Holding Corporation, Liberty Tax Service Inc. and JTH Tax, Inc. dated as of October 16, 2001 and the Support Agreement between JTH Tax, Inc. and Liberty Tax Holding Corporation dated as of October 16, 2001, which are filed as Exhibits 4.3 and 4.4, respectively, to this registration statement.

Upon the completion of this offering, our Board of Directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10 million shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which could adversely affect the rights of our Class A common stock or Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Stockholder Registration Rights

We are party to an investors' rights agreement which provides that certain holders of our Class A common stock, including certain holders of more than 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investors' rights agreement was entered into in July 2001. The registration of shares of our Class A common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Demand Registration Rights

The holders of an aggregate of                             shares of Class A common stock, after giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain demand registration rights. At any time beginning four months after the consummation of this offering, the holders of at least 50% of these shares may, on not more than three occasions, request that we register, at our expense, all or a portion of their shares. In addition to the foregoing, two of our stockholders may be entitled to initiate additional demand registrations, including without the request of the holders of at least 50% of these shares if they were not otherwise the holder initiating prior demand registrations. Depending on certain conditions, we may defer a demand registration for up to 120 days.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act following the completion of this offering, either for our own account or for the account of other security holders, the holders of an aggregate of                             shares of Class A common stock will be entitled to certain "piggyback" registration rights allowing these holders to include their shares in such registration, subject to certain conditions and other limitations that the underwriters may impose on the number of shares included in the registration. As a result, following the completion of this offering, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.

Form S-3 Registration Rights

The holders of                             shares of Class A common stock, after giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $500,000. We will not be required to effect more than six registrations on Form S-3 and not more than one within any six month period.

Anti-Takeover Provisions

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of Delaware law and our second amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. In particular, our dual class common stock structure will concentrate the election of the majority of our directors in the hands of Mr. Hewitt. These provisions are designed in part to allow management to continue making decisions for the long-term best interest of Liberty Tax and all of our stockholders and encourage anyone seeking to acquire control of us to first negotiate with our Board of Directors.

Our second amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed with or without cause and further provide that vacancies occurring on our Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by the holders of the class of shares entitled to elect those directors. Our amended and restated bylaws include an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors. The voting rights of the holders of shares of the Class B common stock, the ability of those holders to fill vacancies of directors appointed by the holders of shares of Class B common stock and the advance notice provisions will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Since our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We have elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law regulates corporate acquisitions and provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder unless:

  •
  prior to such time, the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested shareholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the corporation's outstanding voting stock at the time the transaction commenced, other than statutorily excluded shares; or

  •
  at or after the time a person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

The term "business combination" is defined to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other shareholders.

Stock Exchange Listing

Our shares of Class A common stock are listed on The NASDAQ Global Market under the symbol "TAX".

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Wells Fargo Shareholder Services.

Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders

The following is a discussion of the material U.S. federal income and estate tax consequences with respect to the ownership and disposition of our Class A common stock that may be relevant to a non-U.S. holder (defined below) that acquires our common stock pursuant to this offering. The discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder and U.S. Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations (possibly on a retroactive basis) so as to result in tax consequences different from those summarized below. We cannot assure you that a change in or differing interpretation of the U.S. federal income or estate tax laws will not alter significantly the tax consequences that we describe in this summary.

The discussion is limited to non-U.S. holders that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has made a valid election under applicable Treasury regulations to be treated as a U.S. person for such purposes.

This discussion does not address the U.S. federal income and estate tax rules applicable to any person that holds our Class A common stock through entities or arrangements treated as partnerships for U.S. federal income tax purposes or to such entities or arrangements themselves. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in that partnership will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships that hold our Class A common stock, and owners of equity interests in such partnerships, should consult their own tax advisors regarding the tax consequences of the, ownership and disposition of our Class A common stock.

This discussion does not consider:

  •
  any state, local or non-U.S. tax consequences;

  •
  any tax consequences or computation of the alternative minimum tax;

  •
  any U.S. federal gift tax consequences; or

  •
  any U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, including without limitation, banks or other financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, "controlled foreign corporations," "passive foreign investment companies," certain former citizens or residents of the United States, holders subject to U.S. federal alternative minimum tax, broker-dealers, dealers or traders in securities or currencies and holders that hold our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

Prospective investors are urged to consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as non-U.S., state and local laws and tax treaties.

Dividends

As previously discussed, we have never declared or paid a cash dividend on our capital stock. If we pay dividends on our Class A common stock in the future, however, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder's adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, discussed below under "Gain on Disposition of Common Stock."

The gross amount of a dividend paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment of the non-U.S. holder within the United States). Non-U.S. holders will be required to satisfy certain certification and disclosure requirements (generally on a properly executed IRS Form W-8 BEN) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Special rules apply in the case of Class A common stock held by certain non-U.S. holders that are entities (such as partnerships and other pass-through entities) rather than individuals and these rules may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock.

Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment in the United States, will be taxed on a net income basis at graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, the applicable withholding agent will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements (generally, by providing a properly executed IRS Form W-8ECI). In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a non-U.S. corporation that are effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund or credit together with the required information with the IRS.

Gain on Disposition of Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in this case, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a non-U.S. corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the amount by which the gain derived from the sale or other disposition of our Class A common stock and any other U.S.-source capital gains realized by the non-U.S. holder in the same taxable year exceed the U.S.-source capital losses realized by the non-U.S. holder in that taxable year unless an applicable income tax treaty provides an exemption or a lower rate; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we have been, are, or will become, a U.S. real property holding corporation, although there can be no assurance in this regard. If we are, or were to become, a U.S. real property holding corporation at any time during the applicable period, however, any gain realized on a disposition of our Class A common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock during the applicable period generally would not be subject to U.S. federal income tax, provided that our Class A common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

Information Reporting and Backup Withholding Tax

Dividends and proceeds from the sale or other taxable disposition of our Class A common stock are potentially subject to backup withholding. In general, backup withholding will not apply to dividends on our Class A common stock paid to a non-U.S. holder if the holder has provided to the applicable withholding agent the required certification (generally on a properly executed IRS Form W-8 BEN or W-8ECI) that it is not a U.S person or otherwise establishes an exemption.

Generally, the applicable withholding agent must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Pursuant to income tax treaties or some other agreements, the IRS may make such reports available to tax authorities in the recipient's country of residence.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our Class A common stock paid to a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries if the non-U.S. holder has provided the required certification that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld may be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Prospective non-U.S. holders of our Class A common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction or under any applicable tax treaty.

New Legislation Relating to Foreign Accounts

Under legislation enacted in 2010 and recent guidance from the U.S. Internal Revenue Service, the relevant withholding agent generally will be required to withhold 30% of any dividends on our Class A common stock paid after December 31, 2013 and the gross proceeds from a sale of our Class A common stock paid after December 31, 2014 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. Non-U.S. holders should consult their own tax advisers regarding the particular consequences to them of this legislation and guidance.

Federal Estate Tax

Shares of Class A common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets includible in the individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Prospective investors are urged to consult their tax advisors regarding the U.S. federal estate tax considerations of acquiring, holding, and disposing of Class A common stock.

Shares Eligible for Future Sale

Based on the number of shares of common stock outstanding as of September 30, 2012, upon completion of this offering and the related transactions we will have an aggregate of               shares of our Class A common stock issued and outstanding, and 2,032,677 shares subject to options exercisable within 60 days of September 30, 2012. Of the outstanding shares, all of the shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable, except that any shares purchased by "affiliates" (as that term is defined in Rule 144 under the Securities Act), may only be sold in compliance with the limitations described below. The remaining               shares of common stock will be deemed "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if the sale qualifies for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

Lock-up Agreements

All of our directors and executive officers and certain other significant stockholders expect to enter into lock-up agreements for a period of 180 days from the date of this prospectus. Pursuant to these lock-up agreements,               shares of our Class A common stock and all of our Class B common stock will be restricted from immediate resale, subject to certain exceptions described under the heading "Underwriting" without the prior written consent of                                                  .

The 180-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless                                                   waives, in writing such extension.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, because we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. The six-month holding period increases to one year for sales occurring prior to the 90 days after the date of this prospectus. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of Class A common stock then outstanding, which will equal approximately                             shares immediately after this offering, based on shares of Class A common stock outstanding on September 30, 2012 and the other assumptions as set forth above; or

  •
  the average weekly trading volume of the Class A common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However,                         Rule 701 shares are subject to lock-up agreements as described above and under the section "Underwriting" and will become eligible for sale at the expiration of those agreements.

Stock Plans

We have filed a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, including our 1998 Stock Option Plan and our 2011 Equity and Cash Incentive Plan. Accordingly, shares registered under the registration statements on Form S-8 are available for sale in the open market, subject to the lock-up agreements described above and the Rule 144 limitations applicable to affiliates.

Registration Rights

As described above in "Description of Capital Stock — Registration Rights," upon completion of this offering, certain of the holders of the unregistered shares of our Class A common stock will have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our Class A common stock, subject to the lock-up arrangements described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our Class A common stock to significantly decline.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about                             , 2012 among us, the selling stockholders and                                                  , as underwriters, we and the selling stockholders have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us and the selling stockholders, the number of shares of Class A common stock indicated in the table below:

Underwriter	Number of Shares of Class A Common Stock

Total

                                                                          are acting as joint book-running managers of this offering and                                                  is acting as representative of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the Class A common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Class A common stock.

The underwriters are offering the Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the Class A common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $               per share of Class A common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $               per share of Class A common stock to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               . We estimate expenses payable by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               .

Listing

Our Class A common stock is listed on The NASDAQ Global Market under the trading symbol "TAX".

Option to Purchase Additional Shares

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                    additional shares of Class A common stock from us and up to an aggregate of                    additional shares of Class A common stock from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our executive officers, directors and certain other significant stockholders expect to enter into agreements, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  •
  otherwise dispose of any common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common stock currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of                                                  .

This restriction terminates after the close of trading of the Class A common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

  •
  during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless                                                  waives, in writing, such an extension.

                                                  may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short-sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of a penalty bid in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our Class A common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A common stock or purchasing shares of our Class A common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

"Naked" short sales are sales in excess of the option to purchase additional shares of our Class A common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of Class A common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the Class A common stock. A syndicate covering transaction is the bid for or the purchase of Class A common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with this offering if the Class A common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of Class A common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to                    shares of Class A common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in this offering. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Each person buying shares through the directed share program will agree that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of                                                  , dispose of or hedge any common stock or any securities convertible into or exchangeable for common stock with respect to shares repurchased in the program.                                                  in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of directed shares.

Affiliations

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares of Class A common stock which are the subject of this offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A common stock shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Class A common stock to the public" in relation to the Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe to the Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Legal Matters

The validity of the shares of Class A common stock offered by us in this offering will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters relating to this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

Experts

The consolidated financial statements of JTH Holding, Inc. and its subsidiaries as of April 30, 2011 and 2012, and for each of the years in the three-year period ended April 30, 2012, have been included herein and incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

 Where You Can Find More Information

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC's electronic data gathering, analysis and retrieval system known as EDGAR.

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus at the public reference facility of the SEC at the locations described above.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed "furnished" in accordance with SEC rules:

•
Our Annual Report on Form 10-K for the fiscal year ended April 30, 2012 filed with the SEC on July 9, 2012;

•
Our Quarterly Report on Form 10-Q filed with the SEC on August 29, 2012, and amended on September 27, 2012;

•
Our Current Report on Form 8-K filed with the SEC on June 14, 2012; and

•
Our Definitive Proxy Statement relating to our 2012 annual meeting of stockholders filed with the SEC on September 28, 2012.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We make available on our website, free of charge, our periodic and current reports, proxy and information statements and other information we file with the SEC and amendments thereto as soon as reasonably practicable after we file such material with, or furnish such material to, the SEC, as applicable. After accessing the website, the filings can be found by selecting the "Investor Relations" tab under the "About Liberty Tax" menu. The contents of the website are not incorporated into this prospectus or into our other filings with the SEC.

In addition, upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address or telephone number:

JTH Holding, Inc.
Attn: Corporate Secretary
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(757) 493-8855

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
JTH Holding, Inc.:

We have audited the accompanying consolidated balance sheets of JTH Holding, Inc. and subsidiaries (the Company) as of April 30, 2012 and 2011, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JTH Holding, Inc. and subsidiaries as of April 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Norfolk, Virginia
July 9, 2012

JTH HOLDING, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
April 30, 2012 and 2011
(In thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$19,848	$1,662
Receivables (note 2):
Trade accounts	38,321	35,953
Notes	41,889	32,859
Interest	1,610	2,275
Allowance for doubtful accounts	(5,044)	(4,699)

Total receivables, net	76,776	66,388
Prepaid expenses	572	635
Other current assets	4,756	4,351
Income tax receivable	286	138
Deferred income taxes (note 9)	41	257

Total current assets	102,279	73,431
Property, equipment, and software, net (notes 3 and 7)	23,948	18,228
Notes receivable, excluding current portion, net of allowance for uncollectible amounts of $2,086 and $2,135 for 2012 and 2011, respectively, (note 2)	35,863	35,570
Goodwill	1,913	1,913
Other intangible assets, net (note 4)	22,158	17,253
Other assets, net	2,580	1,398

Total assets (note 6)	$188,741	$147,793

Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt (note 7)	$2,736	$1,973
Accounts payable and accrued expenses (notes 8 and 15)	14,170	15,625
Due to area developers (note 2)	21,893	20,623
Income taxes payable (note 9)	6,689	6,778
Deferred income taxes (note 9)	1,222	—
Deferred revenue	3,270	5,152

Total current liabilities	49,980	50,151
Long-term debt, excluding current installments (note 7)	26,249	2,485
Revolving credit facility (notes 6 and 8)	—	—
Deferred income taxes (note 9)	12,310	11,030

Total liabilities	88,539	63,666

Stockholders' equity (notes 8, 10, 11, and 13):
Class A preferred stock, $0.01 par value per share, 190,000 shares authorized, 170,320 shares issued and outstanding	2,129	2,129
Special voting preferred stock, $0.01 par value per share, 10 shares authorized, issued and outstanding	—	—
Class A common stock, $0.01 par value per share, 21,200,000 shares authorized, 10,343,957 and 10,519,286 shares issued and outstanding at April 30, 2012 and 2011, respectively	103	105
Class B common stock, $0.01 par value per share, 1,000,000 shares authorized, 900,000 shares issued and outstanding	9	9
Exchangeable shares, $0.01 par value, 100,000 shares issued and outstanding	1	1
Additional paid-in capital	3,182	4,811
Accumulated other comprehensive income, net of taxes	676	381
Retained earnings	94,102	76,691

Total stockholders' equity	100,202	84,127
Commitments, contingencies, and subsequent events (notes 5, 6, 15, and 16)

Total liabilities and stockholders' equity	$188,741	$147,793

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended April 30, 2012, 2011, and 2010
(In thousands)

	2012	2011	2010
Revenues:
Franchise fees, net of provision for refunds of $928 in 2012, $1,206 in 2011, and $1,656 in 2010	$14,145	$13,148	$9,632
Royalties and advertising fees	49,964	46,879	41,413
Financial products	22,903	16,507	14,175
Interest income (note 2)	11,437	10,110	8,876
Tax preparation fees, net of discounts	7,026	4,789	5,982
Net gain on sale of customer lists and other assets and other revenue	3,625	4,091	4,549

Total revenues	109,100	95,524	84,627

Operating expenses:
Employee compensation and benefits	29,802	25,162	24,526
General and administrative expenses	25,709	20,537	17,871
Advertising expense	15,346	15,078	12,872
Depreciation, amortization, and impairment charges (notes 3 and 4)	7,169	6,062	7,305
Loss on discontinued use of software (note 3)	—	—	5,570
Costs associated with postponed IPO	1,348	—	—
Other expense	71	170	120

Total operating expenses	79,445	67,009	68,264

Income from operations	29,655	28,515	16,363
Other income (expense):
Foreign currency transaction gains	4	75	1,014
Net gain on short-term investments	—	—	2,454
Interest expense (notes 6, 7, and 8)	(1,854)	(1,954)	(1,947)

Income before income taxes	27,805	26,636	17,884
Income tax expense (note 9)	10,394	10,874	6,882

Net income	$17,411	$15,762	$11,002

Net income per share of Class A and Class B common stock:
Basic	$1.24	$1.10	$0.75
Diluted	1.23	1.08	0.73

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Consolidated Statement of Stockholders' Equity and Comprehensive Income
Year ended April 30, 2012
(In thousands)

	Class A		Class B		Class A
							Special voting preferred stock
	Common stock		Common stock		Preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 1, 2011	10,519	$105	900	$9	170	$2,129	—	$—
Exercise of stock options (note 11)	110	1	—	—	—	—	—	—
Repurchase of common stock	(285)	(3)	—	—	—	—	—	—

Balance at April 30, 2012	10,344	$103	900	$9	170	$2,129	—	$—

	Exchangeable shares
				Accumulated other comprehensive income
			Additional paid-in capital		Retained earnings
	Shares	Amount				Total
Balance at May 1, 2011	100	$1	$4,811	$381	$76,691	$84,127
Exercise of stock options (note 11)	—	—	741	—	—	742
Repurchase of common stock	—	—	(4,257)	—	—	(4,260)
Stock-based compensation expense (note 11)	—	—	1,429	—	—	1,429
Tax benefit of stock option exercises (note 9)	—	—	458	—	—	458
Net income	—	—	—	—	17,411	17,411
Interest rate swap agreements, net of taxes (note 8)	—	—	—	196	—	196
Foreign currency translation adjustment	—	—	—	99	—	99

Comprehensive income						17,706

Balance at April 30, 2012	100	$1	$3,182	$676	$94,102	$100,202

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Consolidated Statement of Stockholders' Equity and Comprehensive Income
Year ended April 30, 2011
(In thousands)

	Class A		Class B		Class A
							Special voting preferred stock
	Common stock		Common stock		Preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 1, 2010	10,730	$107	900	$9	190	$2,375	—	$—
Exercise of stock options (note 11)	460	5	—	—	—	—	—	—
Repurchase of common stock	(686)	(7)	—	—	—	—	—	—
Repurchase of preferred stock	—	—	—	—	(18)	(227)	—	—
Conversion of preferred stock to common stock	15	—	—	—	(2)	(19)	—	—

Balance at April 30, 2011	10,519	$105	900	$9	170	$2,129	—	$—

	Exchangeable shares
				Accumulated other comprehensive income
			Additional paid-in capital		Retained earnings
	Shares	Amount				Total
Balance at May 1, 2010	100	$1	$9,159	$121	$63,424	$75,196
Exercise of stock options (note 11)	—	—	3,800	—	—	3,805
Repurchase of common stock	—	—	(10,069)	—	—	(10,076)
Repurchase of preferred stock	—	—	—	—	(2,495)	(2,722)
Conversion of preferred stock to common stock	—	—	19	—	—	—
Stock-based compensation expense (note 11)	—	—	1,494	—	—	1,494
Tax benefit of stock option exercises (note 9)	—	—	408	—	—	408
Net income	—	—	—	—	15,762	15,762
Interest rate swap agreements, net of taxes (note 8)	—	—	—	(164)	—	(164)
Foreign currency translation adjustment	—	—	—	424	—	424

Comprehensive income						16,022

Balance at April 30, 2011	100	$1	$4,811	$381	$76,691	$84,127

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Consolidated Statement of Stockholders' Equity and Comprehensive Income
Year ended April 30, 2010
(In thousands)

	Class A		Class B		Class A
							Special voting preferred stock
	Common stock		Common stock		Preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 1, 2009	10,960	$109	900	$9	190	$2,375	—	$—
Exercise of stock options (note 11)	457	5	—	—	—	—	—	—
Repurchase of common stock	(687)	(7)	—	—	—	—	—	—

Balance at April 30, 2010	10,730	$107	900	$9	190	$2,375	—	$—

	Exchangeable shares
				Accumulated other comprehensive income
			Additional paid-in capital		Retained earnings
	Shares	Amount				Total
Balance at May 1, 2009	100	$1	$14,530	$47	$52,422	$69,493
Exercise of stock options (note 11)	—	—	3,273	—	—	3,278
Repurchase of common stock	—	—	(10,211)	—	—	(10,218)
Stock-based compensation expense (note 11)	—	—	1,000	—	—	1,000
Tax benefit of stock option exercises (note 9)	—	—	567	—	—	567
Net income	—	—	—	—	11,002	11,002
Interest rate swap agreements, net of taxes (note 8)	—	—	—	(470)	—	(470)
Foreign currency translation adjustment	—	—	—	544	—	544

Comprehensive income						11,076

Balance at April 30, 2010	100	$1	$9,159	$121	$63,424	$75,196

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended April 30, 2012, 2011, and 2010
(In thousands)

	2012	2011	2010
Cash flows from operating activities:
Net income	$17,411	$15,762	$11,002
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts and franchise fee refunds	5,618	4,938	4,095
Depreciation and amortization	6,560	5,855	6,389
Amortization of deferred financing costs	418	254	198
Write-down of customer lists	609	207	916
Loss on discontinued use of software	—	—	5,570
Stock-based compensation	1,429	1,494	1,000
Gain on sale of customer lists and other assets	(422)	(1,179)	(1,275)
Equity in earnings of affiliate	138	—	—
Deferred tax expense (benefit)	2,951	2,403	(1,203)
Realized gain on short-term investments	—	—	(2,454)
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:
Trade receivable	(25,230)	(20,803)	(15,454)
Notes and interest receivable	11,859	8,060	4,522
Prepaid expenses and other assets	(95)	149	301
Accounts payable and accrued expenses	(3,559)	4,041	(2,469)
Due to area developers	4,094	4,974	3,837
Income taxes	221	61	(466)
Deferred revenue	(1,559)	(1,441)	3,531

Net cash provided by operating activities	20,443	24,775	18,040
Cash flows from investing activities:
Issuance of operating loans to franchisees	(67,969)	(56,400)	(32,488)
Payments received on operating loans from franchisees	60,918	50,921	27,335
Purchases of assets from franchisees	(4,741)	(3,091)	(2,959)
Proceeds from sale of customer lists and other assets	2,146	1,711	419
Investment in affiliate	(1,009)	—	—
Purchases of property and equipment	(10,288)	(7,051)	(5,514)
Proceeds from sale of short-term investments	—	—	16,964
Purchases of short-term investments	—	—	(2,114)

Net cash provided by (used in) investing activities	(20,943)	(13,910)	1,643

Cash flows from financing activities:
Proceeds from the exercise of stock options	742	3,805	3,278
Repurchase of common stock	(4,260)	(10,076)	(10,218)
Repurchase of preferred stock	—	(2,722)	—
Term debt borrowings	25,000	—	—
Repayment of long-term debt	(2,118)	(2,284)	(2,720)
Borrowings under revolving credit facility	124,270	135,484	93,450
Repayments under revolving credit facility	(124,270)	(135,484)	(103,452)
Deferred financing costs	(1,123)	(333)	—
Tax benefit of stock option exercises	458	408	567

Net cash provided by (used in) financing activities	18,699	(11,202)	(19,095)
Effect of exchange rate changes on cash, net	(13)	(113)	(406)

Net increase (decrease) in cash and cash equivalents	18,186	(450)	182
Cash and cash equivalents at beginning of year	1,662	2,112	1,930

Cash and cash equivalents at end of year	$19,848	$1,662	$2,112

JTH HOLDING, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended April 30, 2012, 2011, and 2010
(In thousands) (Continued)

	2012	2011	2010
Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized interest	$1,640	$1,671	$1,830
Cash paid for taxes	7,222	8,032	8,087
Supplemental disclosures of noncash investing and financing activities:
During the years ended April 30, 2012, 2011, and 2010, the Company acquired certain assets from franchisees as follows:
Fair value of assets purchased	$15,766	$10,481	$13,749
Receivables applied	(14,611)	(11,267)	(14,259)
Accounts payable canceled	2,961	2,384	2,709
Notes payable issued	(1,540)	(1,935)	(2,257)
Elimination of related deferred revenue	2,165	3,428	3,231
Applied from sales of franchise territories	—	—	(214)

Cash paid to franchisees	$4,741	$3,091	$2,959

During the years ended April 30, 2012, 2011, and 2010, the Company sold certain assets to franchisees as follows:
Book value of assets sold	$12,609	$8,798	$4,925
Gain on sale	44	601	546
Deferred gain on sale	2,047	5,269	1,745
Applied from acquisitions of franchise territories	—	(120)	(204)
Notes received	(12,554)	(12,837)	(6,593)

Cash received from franchisees	$2,146	$1,711	$419

Accrued capitalized software costs included in accounts payable	$345	$1,368	$—

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011

(1) Organization and Significant Accounting Policies

(a) Organization and Plan of Reorganization

JTH Holding, Inc. (the Company), a Delaware corporation, is a holding company engaged through its subsidiaries as a franchisor and operator of a system of income tax preparation offices located in the United States and Canada. The Company's principal operations are conducted through JTH Tax, Inc. (d/b/a Liberty Tax Service) the Company's largest subsidiary. Through this system of income tax preparation offices, the Company also facilitates to its customers refund-based tax settlement financial products such as refund anticipation loans, electronic refund checks, and personal income tax refund discounting. The Company also offers online tax preparation services.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of JTH Holding, Inc. and its wholly owned subsidiaries. Assets and liabilities of the Company's Canadian operations have been translated into U.S. dollars using the exchange rate in effect at the end of the year. The revenues and expenses have been translated using the average exchange rates in effect each month of the year. Transaction gains and losses are recognized in income when incurred. The Company consolidates entities in which it has a controlling interest, the usual condition of which is ownership of a majority voting interest. The Company also considers for consolidation an entity, in which the Company has certain interest, where a controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity (VIE) is required to be consolidated by its primary beneficiary. The Company does not possess any ownership interests in franchisee entities; however the Company may provide financial support to franchisee entities. Because the Company's franchise arrangements provide franchisee entities the power to direct the activities that most significantly impact their economic performance, the Company does not consider itself the primary beneficiary of any such entity that might be a VIE. Based on the results of management's analysis of potential VIEs, the Company has not consolidated any franchise or other entities. The Company's maximum exposure to loss resulting from involvement with potential VIEs is attributable to accounts and notes receivables and future lease payments due from franchisees. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Short-Term Investments

During 2010, the Company had short-term investments, which consisted of equity securities. The Company classified these investments as trading securities and recorded them at fair value with the changes in fair value reported within the consolidated statements of income. Net realized gains on trading securities and unrealized losses on trading securities held at each year-end are presented in "net gain on short-term investments." Cash flows from the purchases and sales of the Company's short-term investments are

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(1) Organization and Significant Accounting Policies (Continued)

classified as investing activities due to the nature and intent of these investments. At April 30, 2012 and 2011, the Company did not have any short-term investments.

(e) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount less an allowance for doubtful accounts and accrue finance charges at 18% annually if unpaid after 30 days. Account balances are charged off against the allowance after all possible means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its accounts receivable.

(f) Notes Receivable

Notes receivable are recorded at cost, less an allowance for doubtful accounts. The Company provides an allowance against accrued interest on a delinquent note when a scheduled payment becomes 90 days past due or the recorded value of the note receivable exceeds the value of the underlying franchise. Notes are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(g) Allowance for Doubtful Accounts

The allowance for doubtful accounts includes the Company's best estimate of the amount of probable credit losses in the Company's existing accounts and notes receivable. Because the repayment of accounts and notes receivable is dependent on the performance of the underlying franchises, management estimates the amount of the allowance for doubtful accounts based on a comparison of amounts due to the estimated fair value of the underlying franchises.

(h) Property, Equipment, and Software

Property, equipment, and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the depreciable assets, generally three to five years for computer equipment, three to seven years for software, seven years for furniture and fixtures, and twenty to thirty-five years for buildings. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the assets. Certain allowable costs of software developed or obtained for internal use are capitalized and typically amortized over 36 months.

(i) Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill is not amortized, but instead tested for impairment at least annually. Goodwill is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of a reporting unit

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(1) Organization and Significant Accounting Policies (Continued)

exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During 2012, 2011, and 2010, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

(j) Deferred Revenue

The Company may receive all or part of the initial franchise fee or proceeds from the gain on sale of Company-owned offices prior to the execution of the franchise agreement or completion of the earnings process. These fees and gains are classified as deferred revenue until they qualify for revenue recognition or are refunded.

(k) Revenue Recognition

Franchise fee revenue, net of a provision for franchise fee refunds, for the sales of individual territories is recognized when the obligations of the Company to prepare the franchisee for operation have been substantially completed. No franchise fee is recognized related to the Company's sale of a zero franchise fee territory. Direct costs related to territories sold with no franchise fee are deferred until the related royalty revenue is recognized. Franchise fees also include area developer (ADs) sales wherein the Company sells a cluster of territories to an entity. Franchise fees that are financed by the Company are recorded as deferred revenue until the unit franchisee or area developer has made a significant financial commitment (20% of the franchise fee) and met certain other criteria.

Royalties, net of amounts due area developers, and advertising fees are recognized currently as franchise territories generate sales. Tax return preparation fees and financial products revenue are recognized as revenue in the period the related tax return is filed or prepared for the customer. Discounts for promotional programs are recorded at the time the return is prepared and are recorded as reductions to revenues.

Gains on sales of Company-owned offices that are financed by the Company are deferred until the purchaser has made a significant financial commitment (20% of the purchase price). Losses on sales of Company-owned offices are recognized immediately.

(l) Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities and recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged, until the hedged item affects earnings.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(1) Organization and Significant Accounting Policies (Continued)

The Company only enters into a derivative contract when it intends to designate the contract as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is no longer probable that a forecasted transaction will occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has elected to classify accrued interest in interest expense, and accrued penalties, if any, in general and administrative expenses.

(n) Long-Lived Assets

The Company's long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. Recognition and measurement of a potential impairment is

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(1) Organization and Significant Accounting Policies (Continued)

performed for these assets at the lowest level where cash flows are individually identifiable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. These assets and liabilities are classified as held-for-sale and are presented separately in the appropriate asset and liability sections of the balance sheet.

(o) Comprehensive Income

Comprehensive income consists of net income, foreign currency translation adjustments and the interest rate swap agreements, net of applicable taxes and is presented in the accompanying consolidated statements of stockholders' equity and comprehensive income.

(p) Advertising Expenses

Advertising costs are expensed in the period incurred.

(q) Stock-Based Compensation

The Company records costs of its employee stock-based compensation based on the grant-date fair value of awards using the Black-Scholes-Merton option pricing model. The Company reflects the excess tax benefits recognized in equity related to stock option exercises as financing cash flows. The Company recognizes compensation costs for an award that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

(r) Costs associated with postponed IPO

During April 2012 the Company determined it would postpone its planned initial public offering and, accordingly, expensed the direct, incremental fees charged by underwriters, attorneys, accountants and printers that had been incurred and capitalized to date.

(s) Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(1) Organization and Significant Accounting Policies (Continued)

(t) Recently Issued Accounting Standards

In June 2011, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, Presentation of Comprehensive Income. This update changes the methods for presenting comprehensive income, and eliminates the method of including comprehensive income in the statement of stockholders' equity. After adoption, an entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company intends to adopt this guidance in the first quarter of fiscal 2013. Because it only affects presentation, the Company does not expect that this guidance will have a material effect on its consolidated financial statements.

In September 2011, FASB issued ASU 2011-08, Intangibles-Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment. This amendment provides the option of first using a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a company concludes that it is more likely than not that fair value exceeds carrying value, the two-step test for impairment is not required. The amendment includes a revised list of considerations in completing the qualitative assessment. The Company intends to adopt this ASU in fiscal 2013 and expects that this guidance will have no material effect on its consolidated financial statements.

(u) Segment Reporting

Management has identified two operating segments, U.S. operations and Canadian operations. Although there are two operating segments, each segment is engaged in providing tax return preparation and related services and products. These two operating segments, which have similar gross margin and sales trends, have been aggregated into a single reporting segment because both segments are similar in the nature of services offered, production process, type of customer, the distribution methods, and the regulatory environment that they operate in.

Canadian operations contributed $5,396,000, $6,710,000 and $6,864,000 in revenues for the years ended April 30, 2012, 2011 and 2010, respectively.

(v) Supplier Concentration

The Company relies on a third-party financial institution to provide certain financial products to our customers, pursuant to an agreement that expires October 16, 2014. For the year ended April 30, 2012, a significant portion of the Company's customers' financial products were provided by this financial institution. Although the Company presently believes it could obtain access to similar products from other financial institutions with similar terms, the ongoing availability of these products is subject to changes in market conditions and the related regulatory environment.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(2) Notes and Accounts Receivable

The Company provides financing to franchisees for the purchase of franchises, clusters of territories, Company-owned offices and/or for working capital and equipment needs. The franchise-related notes generally are payable over five years and the working capital and equipment notes generally are due within one year. All notes bear interest at 12%. Activity related to notes receivable for the years ended April 30, 2012 and 2011 is as follows:

	2012	2011
	(In thousands)
Balance at beginning of year	$70,564	$59,599
Notes received for:
Sales of franchises and clusters of territories	8,131	10,589
Sales of Company-owned offices	12,554	12,837
Franchisee to franchisee note assumptions	7,439	7,467
Working capital and equipment loans to franchisees	67,969	56,400
Refinancing of accounts receivable	16,787	14,459

	112,880	101,752
Repayment of notes	(82,258)	(70,793)
Notes canceled	(21,188)	(20,221)
Foreign currency adjustment	(160)	227

Balance at end of year	$79,838	$70,564

Most of the notes receivable are due from the Company's franchisees and are collateralized by the underlying franchise and are guaranteed by the respective franchisee and franchise owner(s). The franchisees' ability to repay the notes is dependent upon both the performance of the tax preparation industry as a whole and the individual franchises. Management believes that the recorded allowance is adequate based upon its consideration of the estimated value of the franchises supporting the receivables. Any adverse change in the tax preparation industry could affect the Company's estimate of the allowance.

Notes and accounts receivable include royalties billed and loans to franchisees for franchise fees that relate to territories operated by franchisees located in area developer territories. The Company has recorded amounts payable to area developers for their share of these receivables of $21,893,000 and $20,623,000 at April 30, 2012 and 2011, respectively.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(2) Notes and Accounts Receivable (Continued)

Activity in the allowance for doubtful accounts for the years ended April 30, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
	(In thousands)
Beginning balance	$6,834	$5,597	$5,994
Additions charged to expense	4,690	3,732	2,439
Provision for franchise fee refunds	928	1,206	1,656
Write-offs	(5,592)	(3,800)	(4,683)
Foreign currency adjustment	270	99	191

Ending balance	$7,130	$6,834	$5,597

Management considers accounts and notes receivable to be impaired if the amounts due exceed the fair value of the underlying franchise and estimates an allowance for doubtful accounts based on that excess. Amounts due include the recorded value of the accounts and notes receivable reduced by the allowance for uncollected interest, amounts due area developers, the related deferred revenue and amounts owed to the franchisee by the Company. In establishing the fair value of the underlying franchise, management considers net fees of open offices and the number of unopened offices.

For accounts and notes receivable not impaired, management determines the allowance for doubtful accounts based on an estimate of expected refunds of the initial franchise fee, taking into consideration the number of unopened offices.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(2) Notes and Accounts Receivable (Continued)

The allowance for doubtful accounts at April 30, 2012, and 2011 is allocated as follows:

	2012	2011
	(In thousands)
Impaired:
Notes receivable	$9,775	$9,407
Accounts receivable	4,699	4,599
Less allowance for uncollected interest, amounts due ADs, related deferred revenue and amounts due franchisees	(3,256)	(3,554)

Net amount due	$11,218	$10,452

Allowance for doubtful accounts for impaired notes and accounts receivable	$(5,831)	$(5,322)

Nonimpaired:
Notes receivable	$72,540	$64,624
Accounts receivable	34,935	33,144
Less allowance for uncollected interest, amounts due ADs, related deferred revenue and amounts due franchisees	(26,469)	(28,202)

Net amount due	$81,006	$69,566

Allowance for doubtful accounts for nonimpaired notes and accounts receivable	$(1,299)	$(1,512)

Total allowance for doubtful accounts	$(7,130)	$(6,834)

The aging of accounts and notes receivable at April 30, 2012 is as follows:

	2012
	Total past due	Allowance for uncollected interest	Current	Total receivables
	(In thousands)
Accounts receivable	$18,419	$(1,313)	$21,215	$38,321
Notes receivable	8,876	(867)	73,439	81,448

Total	$27,295	$(2,180)	$94,654	$119,769

The aging of accounts and notes receivable at April 30, 2011 is as follows:

	2011
	Total past due	Allowance for uncollected interest	Current	Total receivables
	(In thousands)
Accounts receivable	$17,113	$(1,790)	$20,630	$35,953
Notes receivable	10,987	(1,192)	63,044	72,839

Total	$28,100	$(2,982)	$83,674	$108,792

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(2) Notes and Accounts Receivable (Continued)

Accounts receivable are considered to be past due if unpaid after 30 days and notes receivable are considered past due if unpaid after 90 days, at which time the notes are put on nonaccrual status.

The Company's average investment in impaired notes receivable during the years ended April 30, 2012 and 2011 was $9,591,000 and $8,795,000, respectively. Interest income related to impaired notes was $756,000, $559,000, and $368,000 for the years ended April 30, 2012, 2011, and 2010, respectively. The Company's investment in notes receivable on nonaccrual status at April 30, 2012 and 2011 was $8,009,000 and $9,795,000, respectively.

(3) Property, Equipment, and Software, Net

Property, equipment, and software at April 30, 2012 and 2011 are as follows:

	2012	2011
	(In thousands)
Land	$997	$997
Buildings and building improvements	6,826	6,795
Leasehold improvements	292	259
Furniture, fixtures, and equipment	5,053	4,542
Software	27,462	19,069

	40,630	31,662
Less accumulated depreciation and amortization	16,682	13,434

Property, equipment, and software, net	$23,948	$18,228

Total depreciation expense was $3,562,000, $3,438,000, and $4,233,000 for the years ended April 30, 2012, 2011, and 2010, respectively.

The software included above includes both internally developed software and purchased software. Included in software are $13,243,000 and $6,598,000 of assets that had not been placed in service at April 30, 2012 and 2011, respectively. In April 2010, the Company decided to discontinue its use of the software associated with its online tax preparation services. This software had a net book value of $5,570,000 when the decision was made and was expensed in the year ended April 30, 2010.

(4) Other Intangible Assets, Net

Acquired Intangible Assets

	April 30, 2012
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
	(In thousands)
Amortizable intangible assets:
Customer lists	5 years	$6,998	$(1,457)	$5,541
Area franchise rights	10 years	20,814	(4,197)	16,617

Total		$27,812	$(5,654)	$22,158

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(4) Other Intangible Assets, Net (Continued)

	April 30, 2011
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
	(In thousands)
Amortizable intangible assets:
Customer lists	5 years	$3,348	$(793)	$2,555
Area franchise rights	10 years	17,760	(3,062)	14,698

Total		$21,108	$(3,855)	$17,253

For the years ended April 30, 2012 and 2011, the Company acquired the assets of various franchisees for $8,046,000 and $3,852,000, respectively. These acquisitions were accounted for as business combinations, with all value allocated to the identifiable intangible assets. The acquired businesses are operated as Company-owned offices, until a buyer is found.

For the years ended April 30, 2012, 2011 and 2010, amortization expense, customer list impairment charges, and write-downs are as follows:

	2012	2011	2010
	(In thousands)
Amortization expense, excluding impairment charges	$2,998	$2,417	$2,156

Customer lists:
Impairment charges	$603	$134	$80
Write-downs	6	73	836

	$609	$207	$916

The Company expects that the assets will be sold before the end of their estimated useful life. Therefore, during the years ended April 30, 2012, 2011 and 2010, impairment analyses were performed for amortizable intangible assets. As a result, the carrying values of customer lists were reduced by the amounts disclosed in the table above, and were recorded to depreciation, amortization, and impairment charges on the consolidated statements of income. The Company estimated the fair value of the customer lists based on historical transactions involving sales of Company-owned offices. Write-downs of customer lists relate to purchases of offices that the Company decided not to operate.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(4) Other Intangible Assets, Net (Continued)

Estimated amortization expense for the next five years is as follows:

Amortization expense
(In thousands)
Year ending April 30:
2013	$3,437
2014	3,409
2015	3,310
2016	3,193
2017	2,521

$15,870

(5) Leases

The Company is obligated under various operating leases for office space that expire at various dates. At April 30, 2012, future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year, together with amounts due from franchisees under subleases, are as follows:

	Lease payments	Sublease receipts
	(In thousands)
Year ending April 30:
2013	$3,395	$1,648
2014	1,956	882
2015	1,039	477
2016	376	200
2017	274	174
Thereafter	379	111

Total minimum lease payments	$7,419	$3,492

Total rent expense for operating leases, net of subleases, was $2,352,000, $1,805,000, and $1,815,000 for the years ended April 30, 2012, 2011, and 2010, respectively.

(6) Credit Facility

In February 2008, JTH Tax, Inc. entered into a revolving credit facility. This revolving credit facility, which provided for maximum allowable borrowings of $125 million, was replaced effective April 30, 2012. The new credit facility consists of a $25 million term loan and a $105 million revolving credit facility, with an accordion feature permitting the Company to request an increase in availability of up to an additional $70 million. The term loan amortizes on a quarterly basis and matures on April 30, 2017, and the revolving loan also expires on April 30, 2017. The outstanding borrowings on both loans accrue interest, which is

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(6) Credit Facility (Continued)

paid monthly, at an adjusted one month LIBOR rate plus a margin that varies from 1.50% to 2.25%, depending on the Company's leverage ratio. At April 30, 2012, the interest rate was 1.87%. This indebtedness is collateralized by substantially all of the Company's assets, including the assets of its subsidiaries.

The credit facility contains certain financial covenants that the Company must meet, including leverage and fixed charge coverage ratios as well as minimum net worth requirements. In addition, the Company must reduce the outstanding balance under its revolving loan to zero for a period of at least 45 consecutive days each fiscal year. The Company's borrowing availability on the credit facility at April 30, 2012 was $88,000,000. At April 30, 2012 and 2011, the Company had no outstanding borrowings under its revolving credit facility, but at April 30, 2012 the balance of the new term loan was $25,000,000. The Company was in compliance with the financial covenants of its credit facility at April 30, 2012.

(7) Long-Term Debt

Long-term debt at April 30, 2012 and 2011 is as follows:

	2012	2011
	(In thousands)
Term loan payable in quarterly principal installments commencing July 31, 2012 of 1.25%,1.875%, 2.5%, 2.5% and 3.125% of the original amount borrowed for the years ending April 30, 2013, 2014, 2015, 2016 and 2017, respectively	$25,000	$—
Mortgage note payable to a bank in monthly installments of $16 including interest at 6.06% through September 2016; at which time a balloon payment of $2,213 is payable; collateralized by land and building	2,411	2,450
Notes payable for acquired assets from franchisees, interest rates ranging from 0% to 12%; due May 2012 through March 2013	1,401	1,915
Other debt	173	93

Total long-term debt	28,985	4,458
Less current installments	2,736	1,973

Total long-term debt, less current installments	$26,249	$2,485

Aggregate maturities of long-term debt at April 30, 2012 are as follows (in thousands):

Year ending April 30:
2013	$2,736
2014	1,962
2015	2,591
2016	2,584
2017	19,112
Thereafter	—

Total long-term debt	$28,985

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(8) Derivative Instruments and Hedging Activities

The Company uses interest-rate-related derivative financial instruments to manage its exposure related to changes in interest rates on its variable-rate line of credit and forward contracts to manage its exposure to foreign currency fluctuation related to short-term advances made to its Canadian subsidiary. The Company does not speculate using derivative instruments nor does it enter into derivative instruments for any purpose other than cash flow hedging.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest rates is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rates that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company's outstanding or forecasted debt obligations and forecasted revenues as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates and foreign currency rates on the Company's future cash flows.

It is the policy of the Company to enter into forward contracts at the time short-term advances are made to its Canadian subsidiary.

Interest rate swap agreements.    On July 1, 2009, the Company entered into interest rate swap agreements with a financial institution to manage fluctuations in cash flows resulting from changes in the one-month LIBOR interest rate on its line of credit. These swaps effectively change the variable-rate line of credit into a fixed-rate line of credit. For the notional amounts, the Company receives a variable interest rate based on the one-month LIBOR and pays a fixed interest rate of 2.49% to 2.52%, depending on the agreement. The notional amounts of the interest rate swaps vary from $10,000,000 to $70,000,000 per month, in relation to the Company's forecasted seasonal borrowings. These interest rate swaps are designated as cash flow hedges. At April 30, 2012 and 2011, the fair value of interest rate swaps was a liability of $694,000 and $1,134,000, respectively, and was included in accounts payable and accrued expenses. During the years ended April 30, 2012 and 2011, $92,000 of income and $46,000 of expense, respectively, were recognized in the consolidated statements of income due to the ineffectiveness of these interest rate swaps.

Forward contracts related to foreign currency exchange rates.    In connection with short-term advances made to its Canadian subsidiary related to personal income tax refund discounting, the Company enters into forward contracts to eliminate the exposure related to foreign currency fluctuations. Under the terms of the

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(8) Derivative Instruments and Hedging Activities (Continued)

forward currency contracts, the exchange rate for repayments is fixed at the time advance is made and the advances are repaid prior to April 30 of each year. These forward contracts are designated as cash flow hedges. At April 30, 2012 and 2011, there were no forward contracts outstanding. During the years ended April 30, 2012, 2011, and 2010, no amounts have been recognized in the statements of income due to the ineffectiveness of these foreign currency hedges.

At April 30, 2012, there are no deferred gains on derivative instruments accumulated in other comprehensive income that are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges discontinued during 2012.

(9) Income Taxes

Total income taxes were calculated for the years ended April 30, 2012, 2011, and 2010 as follows:

	2012	2011	2010
	(In thousands)
Income from continuing operations	$10,394	$10,874	$6,882
Tax benefit of stock option exercises	(458)	(408)	(567)
Interest rate swap agreements	152	(104)	(305)
Foreign currency translation adjustment	(550)	167	351

Total income taxes	$9,538	$10,529	$6,361

Components of income tax expense for the years ended April 30, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
	(In thousands)
Current:
Federal	$5,962	$6,390	$5,857
State	1,160	1,227	1,215
Foreign	321	854	1,013

Current tax expense	7,443	8,471	8,085

Deferred:
Federal	2,471	2,028	(991)
State	481	390	(206)
Foreign	(1)	(15)	(6)

Deferred tax expense (benefit)	2,951	2,403	(1,203)

Total income tax expense	$10,394	$10,874	$6,882

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(9) Income Taxes (Continued)

For the years ended April 30, 2012, 2011, and 2010, income before taxes consists of the following:

	2012	2011	2010
	(In thousands)
U.S. operations	$26,399	$24,221	$14,876
Foreign operations	1,406	2,415	3,008

	$27,805	$26,636	$17,884

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following for the years ended April 30, 2012, 2011, and 2010:

	2012	2011	2010
	(In thousands)
Computed "expected" income tax expense	$9,732	$9,323	$6,259
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal benefit	1,099	1,083	676
Nondeductible items, net	218	356	295
Tax credits	(340)	—	—
Other	(315)	112	(348)

Total income tax expense	$10,394	$10,874	$6,882

The tax effect of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at April 30, 2012 and 2011 are as follows:

	2012	2011
	(In thousands)
Deferred tax assets:
Unexercised nonqualified stock options	$1,192	$909
Allowance for doubtful accounts	2,758	2,615
Interest rate swap agreements	257	409
Other	180	77

Total deferred tax assets	4,387	4,010

Deferred tax liabilities:
Property, equipment, software, and other intangible assets	6,769	5,727
Deferred revenue	10,935	8,348
Prepaid expenses	174	158
Foreign currency translation adjustment	—	550

Total deferred tax liabilities	17,878	14,783

Net deferred tax liabilities	$(13,491)	$(10,773)

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(9) Income Taxes (Continued)

In assessing the realizability of the gross deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company has adopted the accounting and disclosure requirements for uncertain tax positions, which require a two-step approach to evaluate tax positions. This approach involves recognizing any tax positions that are more likely not to occur and then measuring those positions to determine the amounts to be recognized in the financial statements. The Company has determined no reserves for uncertain tax positions were required at April 30, 2012 or 2011 or during the years then ended.

In May 2011, the Internal Revenue Service completed an audit of the Company's April 30, 2009 tax return and made no adjustments. At April 30, 2012, the tax years that remain subject to examination by the Internal Revenue Service are the years ended April 30, 2010 and 2011, and years that remain open for other major taxing jurisdictions are the years ended April 30, 2009, 2010 and 2011.

(10) Stockholders' Equity

(a) Preferred Stock and Exchangeable Shares

The Company has 190,000 shares of authorized Class A preferred stock with a par value of $0.01, of which 170,320 is issued and outstanding, which are presented on the consolidated balance sheet at their original purchase price.

The holders of the Class A preferred stock are entitled to a dividend if a dividend is declared for common stock and shall receive a dividend as if each share of preferred stock had been converted to Class A common stock in accordance with the conversion ratio, and a liquidation preference upon the liquidation, dissolution, or consolidation of the Company. In the event of liquidation, dissolution, or consolidation, the holders of Class A preferred stock will be entitled to receive out of the assets of the Company, after payment or provision for payment of the debts or other liabilities of the Company, the original issue price per share for each share of Class A preferred stock then outstanding, plus an amount equal to the original issue price per share multiplied by 10% per annum from the original issue date, compounded annually to the date of such distribution. The liquidation value of a share of outstanding Class A preferred stock was $43.15 and $39.23 at April 30, 2012 and 2011, respectively.

A holder of the Class A preferred stock may, at the holder's option, elect to convert each share of the Class A preferred stock into 10 shares of fully paid and nonassessable shares of Class A common stock.

Effective June 15, 2012, two of the Company's major shareholders elected to convert 170,320 shares of Class A preferred stock to 1,703,200 shares of Class A common stock.

During 2011, the Company repurchased 18,146 shares of its Class A preferred stock for $2,722,000.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(10) Stockholders' Equity (Continued)

In October 2001, the Company acquired the remaining 40% of the outstanding common stock of the Canadian subsidiary in a transaction that was accounted for as a purchase. The Company issued consideration to the minority shareholder consisting of 1,600,000 shares of Class A common stock, 10 shares of special voting preferred stock, and 100,000 shares of exchangeable shares of a Canadian subsidiary in exchange for $2,000,000 in cash and the 40% minority interest in the Canadian subsidiary. The 100,000 exchangeable shares are exchangeable at any time at a 10:1 ratio into the Class A common stock of the Company. The special voting preferred shares issued have a $0.01 par value and no liquidation value and entitle the holder to vote each share as if it represented 100,000 shares of Class A common stock. These shares will be canceled as the holder exchanges the exchangeable shares.

(b) Common Stock

The Company is authorized to issue 21,200,000 shares of Class A common stock, par value $0.01 per share, and 1,000,000 shares of Class B common stock, par value $0.01 per share. Class A common stock and Class B common stock entitle the holders thereof to the same rights and privileges and are identical in all respects as to all matters, except the holders of Class B common stock are entitled to elect one more director than the number of directors elected by holders of all other classes of stock combined. Also, a holder of Class B common stock may, at the holder's option, elect to convert the Class B common stock into an equal number of fully paid and nonassessable shares of Class A common stock.

(c) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income at April 30, 2012 and 2011 are as follows:

	2012	2011
	(In thousands)
Foreign currency adjustment	$1,113	$1,015
Interest rate swap agreements, net of tax	(437)	(634)

	$676	$381

(d) Earnings per Share

Net income per share of Class A and Class B common stock is computed using the two-class method. Basic net income per share is computed by allocating undistributed earnings to common shares and participating securities (Class A preferred stock and exchangeable shares) and using the weighted average number of common shares outstanding during the period.

Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. Additionally, the computation of the diluted net income per share of Class A common stock assumes the conversion of Class B common stock, Class A preferred stock and exchangeable shares, while the diluted net income per share of Class B common stock does not assume conversion of those shares.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(10) Stockholders' Equity (Continued)

The rights, including liquidation and dividends rights, of the holders of Class A and Class B common stock are identical, except with respect to voting. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B as if the earnings for the year had been distributed. Participating securities include Class A preferred stock and exchangeable shares, which have dividend rights that are identical to Class A and Class B common stock.

The computation of basic and diluted net income per share for the years ended April 30, 2012, 2011 and 2010 is as follows:

	2012
	Class A common stock	Class B common stock
	(In thousands, except for share and per share amounts)
Basic net income per share:
Numerator:
Allocation of undistributed earnings	$16,022	$1,389
Amounts allocated to participating securities:
Class A preferred stock	(1,951)	(169)
Exchangeable shares	(1,145)	(99)

Net income attributable to common stockholders	$12,926	$1,121

Denominator:
Weighted-average common shares outstanding	10,383,780	900,000

Basic net income per share	$1.24	$1.24

Diluted net income per share:
Numerator:
Allocation of undistributed earnings for basic computation	$12,926	$1,121
Reallocation of undistributed earnings as a result of assumed conversion of:
Class B common stock to Class A common stock	1,121	—
Class A preferred stock to Class A common stock	2,120	—
Exchangeable shares to Class A common stock	1,244	—

	$17,411	$1,121

Denominator:
Number of shares used in basic computation	10,383,780	900,000
Weighted-average effect of dilutive securities
Add the conversion or exercise of:
Class B common stock to Class A common stock	900,000	—
Class A preferred stock to Class A common stock	1,703,200	—
Exchangeable shares to Class A common stock	1,000,000	—
Employee stock options	180,910	11,641

	14,167,890	911,641

Diluted net income per share	$1.23	$1.23

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(10) Stockholders' Equity (Continued)

	2011
	Class A common stock	Class B common stock
	(In thousands, except for share and per share amounts)
Basic net income per share:
Numerator:
Allocation of undistributed earnings	$14,527	$1,235
Amounts allocated to participating securities:
Class A preferred stock	(1,875)	(159)
Exchangeable shares	(1,013)	(86)

Net income attributable to common stockholders	$11,639	$990

Denominator:
Weighted-average common shares outstanding	10,558,954	900,000

Basic net income per share	$1.10	$1.10

Diluted net income per share:
Numerator:
Allocation of undistributed earnings for basic computation	$11,639	$990
Reallocation of undistributed earnings as a result of assumed conversion of:
Class B common stock to Class A common stock	990	—
Class A preferred stock to Class A common stock	2,034	—
Exchangeable shares to Class A common stock	1,099	—

	$15,762	$990

Denominator:
Number of shares used in basic computation	10,588,954	900,000
Weighted-average effect of dilutive securities
Add the conversion or exercise of:
Class B common stock to Class A common stock	900,000	—
Class A preferred stock to Class A common stock	1,850,800	—
Exchangeable shares to Class A common stock	1,000,000	—
Employee stock options	322,559	20,245

	14,662,313	920,245

Diluted net income per share	$1.08	$1.08

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(10) Stockholders' Equity (Continued)

	2010
	Class A common stock	Class B common stock
	(In thousands, except for share and per share amounts)
Basic net income per share:
Numerator:
Allocation of undistributed earnings	$10,154	$848
Amounts allocated to participating securities:
Class A preferred stock	(1,323)	(110)
Exchangeable shares	(697)	(59)

Net income attributable to common stockholders	$8,134	$679

Denominator:
Weighted-average common shares outstanding	10,779,038	900,000

Basic net income per share	$0.75	$0.75

Diluted net income per share:
Numerator:
Allocation of undistributed earnings for basic computation	$8,134	$679
Reallocation of undistributed earnings as a result conversion of:
Class B common stock to Class A common stock	679	—
Class A preferred stock to Class A common stock	1,433	—
Exchangeable shares to Class A common stock	756	—

	$11,002	$679

Denominator:
Number of shares used in basic computation	10,779,038	900,000
Weighted-average effect of dilutive securities
Add the conversion or exercise of:
Class B common stock to Class A common stock	900,000	—
Class A preferred stock to Class A common stock	1,900,000	—
Exchangeable shares to Class A common stock	1,000,000	—
Employee stock options	489,216	30,201

	15,068,254	930,201

Diluted net income per share	$0.73	$0.73

Diluted net income per share excludes the impact of shares of common stock from the exercise of options to purchase 2,278,000, 1,894,000 and 877,000 shares for the years ended April 30, 2012, 2011, and 2010 respectively, because the effect would be antidilutive.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(11) Stock Compensation Plan

In May 1998, the board of directors approved the JTH Holding, Inc. Stock Option Plan (the Plan). Employees and outside directors were eligible to receive awards under the Plan, and a total of 6,100,000 shares of Class A common stock were authorized for grant under the Plan. The Plan was readopted by the board of directors in May 2008 and was replaced by a new plan in August 2011. At April 30, 2012, 2,198,580 shares of Class A common stock are available for grant under the Plan. Stock options generally vest from six months to five years from the date of grant and generally expire five years from the vesting date.

The following table summarizes the information for options granted in the years ended April 30, 2012, 2011, and 2010:

	2012	2011	2010
Weighted average fair value of options granted	$2.30	$2.54	$1.95
Dividend yield	—%	—%	—%
Expected volatility	14.9% - 15.0%	14.6% - 15.7%	12.9% - 13.2%
Expected terms	4 - 6 years	4 - 6 years	4 - 5 years
Risk-free interest rates	0.8% - 1.9%	1.2% - 2.3%	1.5% - 2.5%

Stock option activity during the years ended April 30, 2012, 2011, and 2010 is as follows:

	Number of options	Weighted average exercise price
Outstanding at April 30, 2009	2,113,770	$10.08
Granted	384,200	15.02
Exercised	(457,350)	7.17
Canceled	(69,900)	13.01

Outstanding at April 30, 2010	1,970,720	11.61
Granted	1,048,800	15.03
Exercised	(460,162)	8.27
Canceled	(98,020)	10.08

Outstanding at April 30, 2011	2,461,338	13.77
Granted	433,670	15.00
Exercised	(110,125)	6.74
Canceled	(55,870)	14.88

Outstanding at April 30, 2012	2,729,013	14.21

Stock options were granted to employees of the Company except for options granted to nonemployee directors of 80,000, 80,000, and 50,000 stock options during the years ended April 30, 2012, 2011, and 2010, respectively.

The total intrinsic value of options exercised was approximately $900,000, $3,100,000, and $3,600,000 during the years ended April 30, 2012, 2011, and 2010 respectively.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(11) Stock Compensation Plan (Continued)

Nonvested stock option (options that did not vest in the period in which granted) activity during the years ended April 30, 2012, 2011, and 2010 is as follows:

	Nonvested options	Weighted average exercise price
Outstanding at April 30, 2009	275,000	$13.90
Granted	40,000	15.00
Vested	(107,500)	12.76
Canceled	(30,000)	15.00

Outstanding at April 30, 2010	177,500	14.65
Granted	702,500	15.00
Vested	(275,000)	14.78
Canceled	—	—

Outstanding at April 30, 2011	605,000	15.00
Granted	433,670	15.00
Vested	(577,450)	15.00
Canceled	(8,720)	15.00

Outstanding at April 30, 2012	452,500	15.00

At April 30, 2012, unrecognized compensation costs related to nonvested stock options are $1,275,000. These costs are expected to be recognized between 2013 and 2015.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2012:

Number of shares outstanding at April 30, 2012	Range of exercise prices	Weighted average exercise price	Weighted average remaining contractual life	Number of shares exercisable at April 30, 2012	Weighted average exercise price
40,000	$5.50	$5.50	1.0 years	40,000	$5.50
31,568	8.50 - 9.00	8.71	0.8 years	31,568	8.71
364,220	10.50 - 11.55	10.52	1.1 years	364,220	10.52
2,293,225	15.00 - 16.50	15.02	3.8 years	1,840,725	15.02

				2,276,513

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(12) Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

Cash equivalents, receivables, other current assets, accounts payable and accrued expenses, and due to area developers:    The carrying amounts approximate fair value because of the short maturity of these instruments. At April 30, 2012 and 2011, the Company had cash equivalents of $18,848,000 and $970,000, respectively, invested in money market accounts.

Notes receivable:    The carrying amount of the Company's notes receivable approximates fair value based upon the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently offered by local lending institutions for loans of similar terms to individuals/entities with comparable credit risk.

Long-term debt:    The carrying amount of the Company's long-term debt approximates fair value based on the present value of expected future cash flows discounted at the interest rates offered by the lenders, which approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

Concentrations of credit risks:    Financial instruments that could potentially subject the Company to concentrations of credit risks consist of cash equivalents and accounts and notes receivable with its franchisees.

The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash and cash equivalents balances.

The Company manages credit risk by evaluating the financial position of the franchisee, value of the franchises, as well as the personal guarantee of the individual franchisees. At April 30, 2012 and 2011, there were no significant concentrations of credit risk associated with any individual franchisee or group of franchisees. The Company maintains an allowance for potential losses based on its expected collectability of the receivables, which the Company believes is adequate for its credit loss exposure. The consolidated financial statements include various estimated fair value information at April 30, 2012 and 2011.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities subject to fair value measurements on a recurring basis are classified according to a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

•
Level 1 — quoted prices for identical assets and liabilities in active markets.

•
Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-based valuations in which all significant inputs are observable in the market.

•
Level 3 — unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(12) Fair Value of Financial Instruments (Continued)

At April 30, 2012 and 2011, the following tables present, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring and nonrecurring basis (in thousands):

		April 30, 2012 Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets:
Recurring:
Cash equivalents	$18,848	$18,848	$—	$—

Nonrecurring:
Impaired accounts and notes receivable	$6,857	$—	$—	$6,857
Impaired customer lists	1,669	—	—	1,669

	$8,526	$—	$—	$8,526

Liabilities:
Recurring:
Interest rate swap agreements	$694	$—	$694	$—

		April 30, 2011 Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets:
Recurring:
Cash equivalents	$970	$970	$—	$—

Nonrecurring:
Impaired accounts and notes receivable	$7,090	$—	$—	$7,090
Impaired customer lists	348	—	—	348

	$7,438	$—	$—	$7,438

Liabilities:
Recurring:
Interest rate swap agreements	$1,134	$—	$1,134	$—

The Company's policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 or 2 recurring fair value measurements for the years ended April 30, 2012 and 2011.

Management considers accounts and notes receivable to be impaired if the amounts due exceed the fair value of the underlying franchise. In establishing the estimated fair value of the underlying franchise consideration is given to the net fees of open offices and the number of unopened offices.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(12) Fair Value of Financial Instruments (Continued)

Management considers a customer list to be impaired if the net carrying amount exceeds the fair value of the underlying office. In establishing the fair value of a customer list consideration is given to historical transactions involving sales of Company-owned offices and the net fees of the underlying office.

The fair value of the Company's interest swap agreements is the difference between the present value of interest payments due under the current swap agreements and similar swap agreements using a market rate of interest on date of valuation.

(13) Related Party Transactions

The Company considers directors and their affiliated companies, executive officers and their immediate family members to be related parties. For the years ended April 30, 2012, 2011, and 2010, the Company repurchased common and Class A preferred stock from related parties as follows:

	2012	2011	2010
Common stock:
Shares repurchased	52,000	98,000	143,000
Amount	$787,000	$1,471,000	$2,141,000
Preferred stock:
Shares repurchased	—	18,000	—
Amount	$—	$2,722,000	$—

At April 30, 2012 and 2011, notes receivable from related parties are as follows:

	2012	2011
Note receivable	$21,000	$976,000
Repayments received during the year	971,000	101,000

Interest rates on these notes approximate prevailing market rates at the time of their issuance.

(14) Employee 401(k) Plan

The Company sponsors a defined contribution 401(k) profit sharing plan. Under the plan, employees who are 18 years of age and have completed 90 days of service are eligible to make voluntary contributions to the plan. The Company matches 50% of each employee's contribution up to 3% of the employee's salary. Total compensation expense related to these contributions was $375,000, $305,000, and $295,000 for the years ended April 30, 2012, 2011, and 2010, respectively.

(15) Commitments and Contingencies

ERC class action litigation.    The Company was sued in November 2011 in federal courts in Arkansas, California, Florida and Illinois, and additional lawsuits were filed in federal courts in January 2012 in Maryland and North Carolina, in February 2012 in Wisconsin, in May 2012 in New York and in Minnesota, since the initial filings. In December 2011, the plaintiffs in the original cases filed a motion to consolidate

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(15) Commitments and Contingencies (Continued)

all of the then-pending cases before a single judge in federal court in the Northern District of Illinois. This consolidation motion was granted in April 2012, and in June 2012, the plaintiffs filed a new complaint in the consolidated action that also consolidates the additional cases filed in 2012. The consolidated complaint alleges that an electronic refund check (ERC) represents a form of refund anticipation loan (RAL) because the taxpayer is "loaned" the tax preparation fee, and that an ERC is therefore subject to federal truth-in-lending disclosure and state law requirements regulating RALs. The plaintiffs therefore allege violations of state-specific RAL and other consumer statutes. The lawsuit purports to be a class action, and the plaintiffs allege potential damages in excess of $5 million, but we may be able to recover any damages from the providers of the financial products that designed the programs and related disclosures. The Company is aware that virtually identical lawsuits have been filed against three of its competitors. The Company has not concluded that a loss related to this matter is probable, nor has the Company accrued a loss contingency related to this matter. The Company believes it has meritorious defenses to the claims in this case, and intends to defend the case vigorously, but there can be no assurances as to the outcome or the impact on the Company's consolidated financial position, results of operations and cash flows.

South Carolina litigation.    In November 2010, several former customers of one of the Company's South Carolina franchisees initiated a purported class action against the Company, its Chief Executive Officer and another of the Company's employees in the United States District Court for the District of South Carolina, in a case styled Martin v. JTH Tax, Inc. In this case, the plaintiffs allege that the employees of the Company's franchisees fraudulently increased customer tax refunds, and that this behavior was pursuant to a plan or scheme in which the Company and its employees were involved. In this case, the plaintiffs seek damages in excess of $5 million, certification of class action status, treble damages under a claim pursuant to The Racketeer Influenced and Corrupt Organizations Act of 1970, punitive damages, and other damages. This case is in the early stages of the proceeding. The Company believes that the probability of a loss related to this matter is remote; consequently the Company has not recorded a loss contingency related to this matter. The Company intends to defend this case vigorously, but there can be no assurances as to the outcome or the impact on the Company's consolidated financial position, results of operations and cash flows.

The Company is also party to claims and lawsuits that are considered to be ordinary, routine litigation incidental to the business, including claims and lawsuits concerning the preparation of customers' income tax returns, the fees charged to customers for various products and services, relationships with franchisees, intellectual property disputes, employment matters and contract disputes. Although the Company cannot provide assurance that it will ultimately prevail in each instance, the Company believes the amount, if any, it will be required to pay in the discharge of liabilities or settlements in these claims will not have a material adverse impact on its consolidated results of operations.

An Instant Cash Advance (ICA), which is a loan secured by a tax refund, is offered in certain of the Company's U.S. retail tax offices through a contractual relationship with a consumer finance lender. Under the terms of this agreement, ICAs made during the 2012 tax season are required to be purchased from the lender if they become over 60 days past due. During the year ended April 30, 2012, the lender made $46.0 million of ICAs of which the Company purchased $1.1 million of ICAs that were past due. At April 30, 2012, the Company estimates its obligation to purchase additional ICAs that are past due to be $0.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
April 30, 2012 and 2011 (Continued)

(16) Subsequent Events

On June 1, 2012, the Company authorized the grant of 288,900 stock options to certain employees and 43,135 stock options and 9,305 restricted stock units to the nonemployee directors of the Company. The exercise price of the options will be $15 per share, which management believes was the fair value of the common stock at the date of the grant. The options will vest between six months and five years and may generally be exercised over a four to five-year period after the vesting date. The restricted stock units will have a vesting period of 18 months.

Effective June 15, 2012, two of the Company's major shareholders elected to convert 170,320 shares of Class A preferred stock to 1,703,200 shares of Class A common stock.

(17) Quarterly Financial Data (Unaudited)

	Three Months Ended
	Jul 31, 2011	Oct 31, 2011	Jan 31, 2012	Apr 30, 2012
	(In thousands, except per share amounts)
Revenue	$4,868	$8,793	$35,650	$59,789
Net Income (Loss)	(4,979)	(4,326)	4,677	22,039
Net Income (Loss) per share of Class A and Class B common stock:
Basic	(0.44)	(0.38)	0.33	1.58
Diluted	(0.44)	(0.38)	0.33	1.56

	Three Months Ended
	Jul 31, 2010	Oct 31, 2010	Jan 31, 2011	Apr 30, 2011
	(In thousands, except per share amounts)
Revenue	$4,516	$7,915	$29,394	$53,699
Net Income (Loss)	(4,499)	(3,367)	3,820	19,808
Net Income (Loss) per share of Class A and Class B common stock:
Basic	(0.39)	(0.29)	0.27	1.40
Diluted	(0.39)	(0.29)	0.26	1.37

Because most of the Company's customers file their tax returns during the period from January through April of each year, substantially all of the Company's revenues are earned during this period. As a result, the Company generally operates at a loss through the first eight months of the fiscal year.

JTH HOLDING, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
July 31, 2012 and April 30, 2012 (unaudited)
(In thousands)

	July 31, 2012	April 30, 2012
Assets
Current assets:
Cash and cash equivalents	$2,228	$19,848
Receivables (note 2):
Trade accounts	18,533	38,321
Notes	56,730	41,889
Interest	2,818	1,610
Allowance for doubtful accounts	(4,952)	(5,044)

Total receivables, net	73,129	76,776
Prepaid expenses and other current assets	2,125	5,328
Income tax receivable	6,204	286
Deferred income taxes (note 7)	64	41

Total current assets	83,750	102,279
Property, equipment, and software, net of accumulated depreciation of $17,536 and $16,682 for July 31, 2012 and April 30, 2012, respectively	25,462	23,948
Notes receivable, excluding current portion, net of allowance for uncollectible amounts of $2,082 and $2,086 for July 31, 2012 and April 30, 2012, respectively, (note 2)	37,544	35,863
Goodwill	1,913	1,913
Other intangible assets, net of accumulated amortization of $6,193 and $5,654 for July 31, 2012 and April 30, 2012, respectively, (note 3)	25,483	22,158
Other assets, net	2,589	2,580

Total assets	$176,741	$188,741

Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt (note 5)	$3,174	$2,736
Accounts payable and accrued expenses (notes 6 and 12)	7,301	14,170
Due to area developers (note 2)	15,859	21,893
Income taxes payable (note 7)	—	6,689
Deferred income taxes (note 7)	1,607	1,222
Deferred revenue	2,845	3,270

Total current liabilities	30,786	49,980
Long-term debt, excluding current installments (note 5)	36,834	26,249
Deferred income taxes (note 7)	13,839	12,310

Total liabilities	81,459	88,539

Stockholders' equity (notes 6, 8, 9, and 11):
Class A preferred stock, $0.01 par value per share, 190,000 shares authorized, 0 and 170,320 shares issued and outstanding July 31, 2012 and April 30, 2012, respectively	—	2,129
Special voting preferred stock, $0.01 par value per share, 10 shares authorized, issued and outstanding	—	—
Class A common stock, $0.01 par value per share, 21,200,000 shares authorized, 12,141,500 and 10,343,957 shares issued and outstanding at July 31, 2012 and April 30, 2012, respectively	121	103
Class B common stock, $0.01 par value per share, 1,000,000 shares authorized, 900,000 shares issued and outstanding	9	9
Exchangeable shares, $0.01 par value, 100,000 shares issued and outstanding	1	1
Additional paid-in capital	6,708	3,182
Accumulated other comprehensive income, net of taxes	493	676
Retained earnings	87,950	94,102

Total stockholders' equity	95,282	100,202
Commitments and contingencies (notes 4, 5, 12)	—	—

Total liabilities and stockholders' equity	$176,741	$188,741

See accompanying notes to condensed consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
Three months ended July 31, 2012 and 2011 (unaudited)
(In thousands, except per share data)

	2012	2011
Revenues:
Franchise fees, net of provision for refunds of $75 in 2012 and $159 in 2011	$2,411	$1,203
Royalties and advertising fees	1,007	1,018
Financial products	302	159
Interest income (note 2)	2,659	2,021
Tax preparation fees, net of discounts	216	156
Net gain on sale of customer lists and other assets and other revenue	191	311

Total revenues	6,786	4,868

Operating expenses:
Employee compensation and benefits	6,666	5,650
General and administrative expenses	5,616	3,844
Advertising expense	2,560	1,790
Depreciation, amortization, and impairment charges	1,891	1,622

Total operating expenses	16,733	12,906

Loss from operations	(9,947)	(8,038)
Other income (expense):
Foreign currency transaction gains	2	2
Interest expense (notes 5 and 6)	(292)	(312)

Loss before income taxes	(10,237)	(8,348)
Income tax benefit (note 7)	(4,085)	(3,369)

Net loss	$(6,152)	$(4,979)

Net loss per share of Class A and Class B common stock:
Basic and Diluted	$(0.51)	$(0.44)

See accompanying notes to condensed consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Loss
Three months ended July 31, 2012 and 2011 (unaudited)
(In thousands)

	2012	2011
Net loss	$(6,152)	$(4,979)
Interest rate swap agreements, net of taxes (note 6)	45	(65)
Foreign currency translation adjustment	(228)	(218)

Comprehensive loss	$(6,335)	$(5,262)

See accompanying notes to condensed consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
Three months ended July 31, 2012 and 2011 (unaudited)
(In thousands)

	2012	2011
Cash flows from operating activities:
Net loss	$(6,152)	$(4,979)
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts and franchise fee refunds	1,403	1,149
Depreciation and amortization	1,891	1,622
Amortization of deferred financing costs	69	84
Stock-based compensation	398	396
Loss (Gain) on sale of customer lists and other assets	14	(43)
Equity earnings in affiliate	69	—
Deferred tax expense	1,889	1,583
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:
Trade receivable	7,898	10,397
Notes and interest receivable	(1,817)	(3,078)
Prepaid expenses and other assets	3,050	3,855
Accounts payable and accrued expenses	(7,277)	(4,877)
Due to area developers	(5,126)	(5,300)
Income taxes	(12,607)	(12,378)
Deferred revenue	81	185

Net cash used in operating activities	(16,217)	(11,384)
Cash flows from investing activities:
Issuance of operating loans to franchisees	(9,956)	(7,985)
Payments received on operating loans from franchisees	999	1,134
Purchases of assets from franchisees and area developers	(1,329)	(285)
Proceeds from sale of customer lists and other assets	350	87
Purchases of property and equipment	(1,976)	(3,267)

Net cash used in investing activities	(11,912)	(10,316)

Cash flows from financing activities:
Proceeds from the exercise of stock options	1,592	21
Repurchase of common stock	(843)	(1,654)
Repayment of long-term debt	(1,561)	(704)
Borrowings under revolving credit facility	11,078	28,597
Repayments under revolving credit facility	—	(4,145)
Payment for debt issue costs	(8)	—
Tax benefit of stock option exercises	269	458

Net cash provided by financing activities	10,527	22,573
Effect of exchange rate changes on cash, net	(18)	(1)

Net increase (decrease) in cash and cash equivalents	(17,620)	872
Cash and cash equivalents at beginning of period	19,848	1,662

Cash and cash equivalents at end of period	$2,228	$2,534

JTH HOLDING, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
Three months ended July 31, 2012 and 2011 (unaudited)
(In thousands) (Continued)

	2012	2011
Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized interest	$282	$221
Cash paid for taxes, net of refunds	6,364	6,968
Supplemental disclosures of noncash investing and financing activities:
During the three months ended July 31, 2012 and 2011, the Company acquired certain assets from franchisees as follows:
Fair value of assets purchased	$5,177	$3,760
Receivables applied	(3,792)	(4,460)
Accounts payable canceled	874	581
Notes payable issued	(1,507)	(100)
Elimination of related deferred revenue	564	504
Applied from sales of franchise territories	13	—

Cash paid to franchisees	$1,329	$285

During the three months ended July 31, 2012 and 2011, the Company sold certain assets to franchisees as follows:
Book value of assets sold	$909	$681
Franchise fee revenue	2,019	247
Gain on sale	6	—
Deferred gain on sale	50	256
Notes received	(2,634)	(1,097)

Cash received from franchisees	$350	$87

Accrued capitalized software costs included in accounts payable	$850	$577

See accompanying notes to condensed consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited)

(1) Organization and Significant Accounting Policies

(a) Organization

JTH Holding, Inc. (the Company), a Delaware corporation, is a holding company engaged through its subsidiaries as a franchisor and operator of a system of income tax preparation offices located in the United States and Canada. The Company's principal operations are conducted through JTH Tax, Inc. (d/b/a Liberty Tax Service) the Company's largest subsidiary. Through this system of income tax preparation offices, the Company also facilitates to its customers refund-based tax settlement financial products such as refund anticipation loans, electronic refund checks, and personal income tax refund discounting. The Company also offers online tax preparation services.

Unless specifically noted otherwise, as used throughout these condensed consolidated financial statements, the term "Company" or "Liberty" refers to the consolidated entities of JTH Holding, Inc. and JTH Tax, Inc.

(b) Principles of Consolidation and Unaudited Financial Statements

The condensed consolidated financial statements include the accounts of JTH Holding, Inc. and its wholly owned subsidiaries. Assets and liabilities of the Company's Canadian operations have been translated into U.S. dollars using the exchange rate in effect at the end of the period. Revenues and expenses have been translated using the average exchange rates in effect each month of the period. Transaction gains and losses are recognized in income when incurred. The Company also consolidates any variable interest entities of which it is the primary beneficiary. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) for interim financial information. The condensed consolidated financial statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Consolidated balance sheet data as of April 30, 2012 was derived from the Company's April 30, 2012 Annual Report to Shareholders on Form 10-K.

In the opinion of management, all adjustments necessary for a fair presentation of such financial statements in accordance with US GAAP have been recorded. Such adjustments consisted only of normal recurring items. The accompanying condensed consolidated financial statements should be read in conjunction with the Company's financial statements and notes thereto included in its April 30, 2012 Annual Report to Shareholders on Form 10-K.

(c) Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period, to prepare these condensed consolidated financial statements and accompanying notes in conformity with US GAAP. Actual results could differ from those estimates.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(1) Organization and Significant Accounting Policies (Continued)

(d) Recently Issued Accounting Standards

In June 2011, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, Presentation of Comprehensive Income. This update changes the methods for presenting comprehensive income, and eliminates the method of including comprehensive income in the statement of stockholders' equity. Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this ASU did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company adopted this guidance in the first quarter of fiscal 2013. Because it only affects presentation, this guidance did not have a material effect on the Company's consolidated financial statements.

In September 2011, FASB issued ASU 2011-08, Intangibles-Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment. This amendment provides the option of first using a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a company concludes that it is more likely than not that fair value exceeds carrying value, the two-step test for impairment is not required. The amendment includes a revised list of considerations in completing the qualitative assessment. The Company adopted this ASU in fiscal 2013 but this guidance did not have a material effect on the Company's consolidated financial statements.

(e) Foreign Operations

Canadian operations contributed $486,000 in revenues for the three months ended July 31, 2012 and $606,000 for the three months ended July 31, 2011.

(f) Seasonality of Business

The Company's operating revenues are seasonal in nature with peak revenues occurring in the months of January through April. Therefore, results for interim periods are not indicative of results to be expected for the full year.

(2) Notes and Accounts Receivable

The Company provides financing to franchisees for the purchase of franchises, clusters of territories, company-owned offices and/or for working capital and equipment needs. The franchise-related notes generally are payable over five years and the working capital and equipment notes generally are due within

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(2) Notes and Accounts Receivable (Continued)

one year. All notes bear interest at 12%. Activity related to notes receivable for the three months ended July 31, 2012 and the year ended April 30, 2012 is as follows:

	July 31, 2012	April 30, 2012
	(In thousands)
Balance at beginning of period	$79,838	$70,564
Notes received for:
Sales of franchises and clusters of territories	2,799	8,131
Sales of company-owned offices	125	12,554
Franchisee to franchisee note assumptions	2,488	7,439
Working capital and equipment loans to franchisees	9,956	67,969
Refinancing of accounts receivable	10,576	16,787

	25,944	112,880
Repayment of notes	(3,070)	(82,258)
Notes canceled	(6,218)	(21,188)
Foreign currency adjustment	(138)	(160)

Balance at end of period	$96,356	$79,838

All of the notes receivable are due from the Company's franchisees and are collateralized by the underlying franchise and are guaranteed by the respective franchisee and franchise owner(s). The franchisees' ability to repay the notes is dependent upon both the performance of the tax preparation industry as a whole and the individual franchise. Notes and accounts receivable include royalties billed and loans to franchisees for franchise fees that relate to territories operated by franchisees located in area developers' territories. The Company has recorded amounts payable to area developers for their share of these receivables of $15,859,000 and $21,893,000 at July 31, 2012 and April 30, 2012, respectively.

Activity in the allowance for doubtful accounts for the three months ended July 31, 2012, and 2011 is as follows:

	2012	2011
Beginning balance	$7,130	$6,834
Additions charged to expense	1,328	990
Provision for franchise fee refunds	75	159
Write-offs	(1,465)	(2,126)
Foreign currency adjustment	(34)	(13)

Ending balance	$7,034	$5,844

Management considers accounts and notes receivable to be impaired if the amounts due exceed the fair value of the underlying franchise and estimates an allowance for doubtful accounts based on that excess. Amounts due include the recorded value of the accounts and notes receivable reduced by the allowance for

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(2) Notes and Accounts Receivable (Continued)

uncollected interest, amounts due area developers, the related deferred revenue and amounts owed to the franchisee by the Company. In establishing the fair value of the underlying franchise, management considers net fees of open offices and the number of unopened offices.

For accounts and notes receivable not impaired, management determines the allowance for doubtful accounts based on an estimate of expected refunds of the initial franchise fee, taking into consideration the number of unopened offices.

Management believes that the recorded allowance is adequate based upon its consideration of the estimated value of the franchises supporting the receivables. Any adverse change in the tax preparation industry could affect the Company's estimate of the allowance.

The allowance for doubtful accounts at July 31, 2012 and April 30, 2012 is allocated as follows:

	July 31, 2012	April 30, 2012
	(In thousands)
Impaired:
Notes receivable	$7,806	$9,775
Accounts receivable	3,687	4,699
Less allowance for uncollected interest, amounts due AD's, related deferred revenue and amounts due franchisees	(2,185)	(3,256)

Net amount due	$9,308	$11,218

Allowance for doubtful accounts for impaired notes and accounts receivable	$(5,177)	$(5,831)

Non-impaired:
Notes receivable	92,303	72,540
Accounts receivable	16,526	34,935
Less allowance for uncollected interest, amounts due AD's, related deferred revenue and amounts due franchisees	(18,468)	(26,469)

Net amount due	$90,361	$81,006

Allowance for doubtful accounts for non-impaired notes and accounts receivable	$(1,857)	$(1,299)

Total allowance for doubtful accounts	$(7,034)	$(7,130)

The aging of accounts and notes receivable at July 31, 2012 is as follows:

	Total Past Due	Allowance for Uncollected Interest	Current	Total Receivables
	(In thousands)
Accounts receivable	$18,693	$(1,680)	$1,520	$18,533
Notes receivable	8,160	(935)	91,949	99,174

Total	$26,853	$(2,615)	$93,469	$117,707

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(2) Notes and Accounts Receivable (Continued)

Accounts receivable are considered to be past due if unpaid after 30 days and notes receivable are considered past due if unpaid after 90 days, at which time the notes are put on nonaccrual status.

The Company's average investments in impaired notes receivable during the three months ended July 31, 2012 and 2011 was $8,791,000 and $7,960,000, respectively. Interest income related to impaired notes was $92,000 for the three months ended July 31, 2012 and $69,000 for the three months ended July 31, 2011. The Company's investment in notes receivable on nonaccrual status at July 31, 2012 and April 30, 2012 was $7,225,000 and $8,009,000, respectively.

At July 31, 2012 the Company has unfunded lending commitments for working capital loans to franchisees and area developers of $15,482,000.

(3) Other Intangible Assets

During the three months ended July 31, 2012, the Company acquired the assets of various franchisees for $1,761,000. These acquisitions were accounted for as business combinations, with all value allocated to the identifiable intangible assets. The acquired businesses are operated as Company-owned offices until a buyer is found.

(4) Leases

The Company is obligated under various operating leases for office space that expire at various dates. Total rent expense for operating leases, net of subleases, was $642,000 for the three months ended July 31, 2012 and $431,000 for the three months ended July 31, 2011.

(5) Debt

The Company has a credit facility that consists of a $25,000,000 term loan and a $105,000,000 revolving credit facility, with an accordion feature permitting the Company to request an increase in availability of up to an additional $70,000,000. Outstanding borrowings accrue interest at one-month London Inter-Bank Offered Rate (LIBOR) plus a margin ranging from 1.50% to 2.25% depending on the Company's leverage ratio. At July 31, 2012, the interest rate was 1.87%. The indebtedness is collateralized by substantially all the assets of the Company and both loans expire on April 30, 2017. The credit facility contains certain financial covenants that the Company must meet, including leverage and fixed charge coverage ratios as well as minimum net worth requirements. The Company's borrowing availability under the credit facility at July 31, 2012 was $72,300,000. The Company was in compliance with the financial covenants of its

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(5) Debt (Continued)

credit facility at July 31, 2012 and April 30, 2012. Debt at July 31, 2012 and April 30, 2012 consisted of the following:

	July 31, 2012	April 30, 2012
	(In thousands)
Credit Facility:
Revolver	$11,078	$—
Term loan	24,688	25,000

	35,766	25,000
Other debt	4,242	3,985

	40,008	28,985
Less: current portion	(3,174)	(2,736)

Long-term debt	$36,834	$26,249

(6) Derivative Instruments and Hedging Activities

The Company uses interest-rate-related derivative financial instruments to manage its exposure related to changes in interest rates on its variable-rate credit facility, and forward contracts to manage its exposure to foreign currency fluctuation related to short-term advances made to its Canadian subsidiary. The Company does not speculate using derivative instruments nor does it enter into derivative instruments for any purpose other than cash flow hedging.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest rates is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rates that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company's outstanding or forecasted debt obligations and forecasted revenues, as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates and foreign currency rates on the Company's future cash flows.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(6) Derivative Instruments and Hedging Activities (Continued)

It is the policy of the Company to enter into forward contacts at the time short-term advances are made to its Canadian subsidiary.

Interest rate swap agreements:    The Company has interest rate swap agreements with a financial institution to manage fluctuations in cash flows resulting from changes in the one-month LIBOR interest rate on its credit facility. These swaps effectively change the variable-rate of the credit facility into a fixed-rate loan. For the notional amounts, the Company receives a variable interest rate based on the one-month LIBOR and pays a fixed interest rate of 2.49% to 2.52%, depending on the agreement. The notional amounts of the interest rate swaps vary from $10,000,000 to $70,000,000 per month, in relation to the Company's forecasted seasonal borrowings. These interest rate swaps are designated as cash flow hedges. At July 31, 2012 and April 30, 2012, the fair value of interest rate swaps was a liability of $647,000 and $694,000, respectively, and was included in accounts payable and accrued expenses. During the three months ended July 31, 2012 and 2011, no amounts were recognized in the consolidated statements of income due to the ineffectiveness of these interest rate swaps.

Forward contracts related to foreign currency exchange rates:    In connection with short-term advances made to its Canadian subsidiary related to personal income tax refund discounting, the Company enters into forward contracts to eliminate the exposure related to foreign currency fluctuations. Under the terms of the forward currency contracts, the exchange rate for repayments is fixed at the time an advance is made and the advances are repaid prior to April 30 of the year of the advance. These forward contracts are designated as cash flow hedges. At July 31, 2012 and April 30, 2012, there were no forward currency contracts outstanding. During the three months ended July 31, 2012 and 2011, no amounts were recognized in the consolidated statements of income due to the ineffectiveness of these foreign currency hedges.

At July 31, 2012, there are no deferred gains on derivative instruments accumulated in other comprehensive income that are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges discontinued during the three months ended July 31, 2012.

(7) Income Taxes

For the three months ended July 31, 2012 and July 31, 2011, the Company recognized income tax benefits of $4,085,000 and $3,369,000, respectively. Total gross deferred tax liabilities were $20,074,000 and $17,878,000 at July 31, 2012 and April 30, 2012, respectively. Total gross deferred tax assets were $4,692,000 and $4,387,000 at July 31, 2012 and April 30, 2012, respectively.

The Company has determined no reserves for uncertain tax positions were required at July 31, 2012, April 30, 2012 or during the three months and year then ended.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(8) Stockholders' Equity

During the three months ended July 31, 2012 and 2011, activity in stockholders' equity was as follows:

	July 31, 2012	July 31, 2011
	(In thousands)
Class A common shares issued from the exercise of stock options	151	2
Proceeds from exercise of stock options	$1,592	$21
Class A common shares repurchased	56	113
Payments for repurchased shares	$843	$1,654
Tax benefit of stock option exercises	$269	$458
Class A common shares issued upon conversion of Class A preferred shares	1,703,200	—

(a) Loss per Share

Net loss per share of Class A and Class B common stock is computed using the two-class method. Basic net loss per share is computed by allocating undistributed earnings to common shares and participating securities (Class A preferred stock and exchangeable shares) and using the weighted-average number of common shares outstanding during the period. Undistributed losses are not allocated to these participating securities as they do not meet the required criteria for such allocation. During the three months ended July 31, 2012, two of the Company's major shareholders elected to convert 170,320 shares of the Class A preferred stock to 1,703,200 shares of Class A common stock. As a result of the conversion, 861,000 additional shares are included in the weighted-average number of Class A common shares used to calculate the loss per share for the three months ended July 31, 2012. If the Class A preferred stock had not been converted, these shares would not have been included in the weighted-average number of Class A common shares used to calculate the loss per share for the three months ended July 31, 2012.

Diluted net loss per share is computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. Additionally, the computation of the diluted net loss per share of Class A common stock assumes the conversion of Class B common stock, Class A preferred stock and exchangeable shares, while the diluted net loss per share of Class B common stock does not assume conversion of those shares.

The rights, including liquidation and dividends rights, of the holders of Class A and Class B common stock are identical, except with respect to voting. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B as if the earnings for the year had been distributed. Participating securities have dividend rights that are identical to Class A and Class B common stock.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(8) Stockholders' Equity (Continued)

The computation of basic and diluted net loss per share for the three months ended July 31, 2012 and 2011 is as follows:

	Three Months Ended July 31, 2012
	Class A Common Stock	Class B Common Stock
	(in thousands, except for share and per share amounts)
Basic and diluted net loss per share:
Numerator
Allocation of undistributed losses	$(5,697)	$(455)
Denominator
Weighted-average common shares outstanding	11,270,977	900,000

Basic and diluted net loss per share	$(0.51)	$(0.51)

	Three Months Ended July 31, 2011
	Class A Common Stock	Class B Common Stock
	(in thousands, except for share and per share amounts)
Basic and diluted net loss per share:
Numerator
Allocation of undistributed losses	$(4,585)	$(394)
Denominator
Weighted-average common shares outstanding	10,461,258	900,000

Basic and diluted net loss per share	$(0.44)	$(0.44)

As a result of the net losses for the periods, diluted net loss per share excludes the impact of shares of potential common stock from the exercise of options to purchase 2,803,000 shares and 2,677,000 shares for the three months ended July 31, 2012 and 2011, respectively, as the effect would be antidilutive.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(9) Stock Compensation Plans

(a) Stock Options

At July 31, 2012, 1,939,805 shares of Class A common stock are available for grant under the 2011 Equity and Cash Incentive Plan.

The following table summarizes the information for options granted in the three months ended July 31, 2012:

2012
Weighted average fair value of options granted	$1.80
Dividend yield	0.0%
Expected volatility	13.0% - 14.9%
Expected terms	4 - 6 years
Risk-free interest rates	0.6% - 1.0%

Stock option activity during the three months ended July 31, 2012 is as follows:

	Number of options	Weighted average exercise price
Outstanding at April 30, 2012	2,729,013	$14.21
Granted	332,035	15.00
Exercised	(150,571)	10.57
Canceled	(82,565)	12.12

Outstanding at July 31, 2012	2,827,912	$14.55

Stock options were granted to employees of the Company except for 43,000 options granted to nonemployee directors during the three months ended July 31, 2012.

The total intrinsic value of options exercised during the three months ended July 31, 2012 was approximately $667,000.

Nonvested stock option (options that did not vest in the period in which granted) activity during the three months ended July 31, 2012 is as follows:

	Nonvested options	Weighted average exercise price
Outstanding at April 30, 2012	452,500	$15.00
Granted	332,035	15.00
Vested	—	—
Canceled	(1,600)	15.00

Outstanding at July 31, 2012	782,935	$15.00

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(9) Stock Compensation Plans (Continued)

At July 31, 2012, unrecognized compensation costs related to nonvested stock options are $1,487,000. These costs are expected to be recognized between 2013 and 2016.

The following table summarizes information about stock options outstanding and exercisable at July 31, 2012:

Number of shares outstanding at July 31, 2012	Range of exercise prices	Weighted average exercise price	Weighted average remaining contractual life	Number of shares exercisable at July 31, 2012	Weighted average exercise price
40,000	$5.50	$5.50	0.7 years	40,000	$5.50
24,902	8.50 - 9.00	8.63	0.7 years	24,902	8.63
170,000	10.50	10.50	2.1 years	170,000	10.50
2,262,575	14.00 - 16.50	15.02	3.6 years	1,810,075	15.00
330,435	15.00	15.00	4.4 years	—	—

				2,044,977

(b) Restricted Stock Units

On June 1, 2012, the Company awarded 9,305 shares of restricted stock units to its non-employee directors. The fair value at grant date was $15.00 and the vesting or service period is 18 months. Compensation costs associated with these restricted shares are amortized over the service period and recognized as an increase in additional paid-in capital.

(10) Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

Cash equivalents, receivables, other current assets, accounts payable and accrued expenses, and due to area developers:    The carrying amounts approximate fair value because of the short maturity of these instruments. At July 31, 2012 and April 30, 2012 the Company had cash equivalents of:

	July 31, 2012	April 30, 2012
	(In thousands)
Money market account	$—	$18,848

Notes receivable:    The carrying amount of the Company's notes receivable approximates fair value based upon the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently offered by local lending institutions for loans of similar terms to individuals/entities with comparable credit risk.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(10) Fair Value of Financial Instruments (Continued)

Nonfinancial assets and liabilities:    The fair value of customer lists is measured on a nonrecurring basis in the period that the Company deemed the assets impaired. Fair value is determined based on historical transactions involving sales of Company-owned offices.

Long-term debt:    The carrying amount of the Company's long-term debt approximates fair value based on the present value of expected future cash flows discounted at the interest rates offered by the lenders, which approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

Concentrations of credit risks:    Financial instruments that could potentially subject the Company to concentrations of credit risks consist of accounts and notes receivable with its franchisees.

The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash and cash equivalents balances.

The Company manages such risk by evaluating the financial position of the franchisee, value of the franchises, as well as the personal guarantee of the individual franchisees. At July 31, 2012 and April 30, 2012, there were no significant concentrations of credit risk associated with any individual franchisee or group of franchisees. The Company maintains an allowance for potential losses based on its expected collectibility of the receivables, which the Company believes is adequate for its credit loss exposure.

The condensed consolidated financial statements include various estimated fair value information at July 31, 2012 and April 30, 2012.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities subject to fair value measurements on a recurring basis are classified according to a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

•
Level 1 — quoted prices for identical assets and liabilities in active markets.

•
Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-based valuations in which all significant inputs are observable in the market.

•
Level 3 — unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(10) Fair Value of Financial Instruments (Continued)

At July 31, 2012 and April 30, 2012, the following tables present, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring and nonrecurring basis (in thousands):

		July 31, 2012 Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets:
Nonrecurring:
Impaired accounts and notes receivable	$5,213	$—	$—	$5,213

	$5,213	$—	$—	$5,213

Liabilities:
Recurring:
Interest rate swap agreements	647	—	647	—

	$647	$—	$647	$—

		April 30, 2012 Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets:
Recurring:
Cash equivalents	$18,848	$18,848	$—	$—

Nonrecurring:
Impaired accounts and notes receivable	$6,857	$—	$—	$6,857
Impaired customer lists	1,669	—	—	1,669

	$8,526	$—	$—	$8,526

Liabilities:
Recurring:
Interest rate swap agreements	$694	$—	$694	$—

The Company's policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1 or 2 recurring fair value measurements for the quarters ended July 31, 2012 and 2011.

Management considers accounts and notes receivable to be impaired if the amounts due exceeds the fair value of the underlying office. In establishing the estimated fair value of the underlying franchise, consideration is given to the net fees of open offices and the number of unopened offices.

Management considers a customer list to be impaired if the net carrying amount exceeds the fair value of the underlying office. In establishing the fair value of a customer list, consideration is given to historical transactions involving sales of company-owned offices and the net fees of the underlying office.

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(10) Fair Value of Financial Instruments (Continued)

The fair value of the Company's interest swap agreements is the difference between the present value of interest payments due under the current swap agreements and similar swap agreements using a market rate of interest on the date of valuation.

(11) Related Party Transactions

The Company considers directors and their affiliated companies, and executive officers of the Company, and members of their immediate family, to be related parties. For the three months ended July 31, 2012 and 2011, the Company repurchased common stock from related parties as follows:

	2012	2011
Common stock repurchases:
Shares repurchased	20,100	23,800
Amount	$301,000	$357,000

At July 31, 2012 and April 30, 2012, notes receivable from related parties are as follows:

	July 31, 2012	April 30, 2011
Notes receivable	$20,025	$21,212
Repayments received during the year	4,200	971,300

Interest rates on these notes approximate prevailing market rates at the time of their issuance.

(12) Commitments and Contingencies

ERC class action litigation.    The Company was sued in November 2011 in federal courts in Arkansas, California, Florida and Illinois, and additional lawsuits were filed in federal courts in January 2012 in Maryland and North Carolina, in February 2012 in Wisconsin, and in May 2012 in New York and in Minnesota. All of the cases were consolidated before a single judge in federal court in the Northern District of Illinois, and in June 2012, the plaintiffs filed a new complaint in the consolidated action. The consolidated complaint alleges that an electronic refund check (ERC) represents a form of refund anticipation loan (RAL) because the taxpayer is "loaned" the tax preparation fee, and that an ERC is therefore subject to federal truth-in-lending disclosure and state law requirements regulating RALs. The plaintiffs therefore allege violations of state-specific RAL and other consumer statutes. The lawsuit purports to be a class action, and the plaintiffs allege potential damages in excess of $5 million. The Company is aware that virtually identical lawsuits have been filed against several of its competitors. The Company has not concluded that a loss related to this matter is probable, nor has the Company accrued a loss contingency related to this matter. The Company believes it has meritorious defenses to the claims in this case, and intends to defend the case vigorously, but there can be no assurances as to the outcome or the impact on the Company's consolidated financial position, results of operations and cash flows. The consolidated case is at a very early stage.

South Carolina litigation.    In November 2010, several former customers of one of the Company's South Carolina franchisees initiated a purported class action against the Company, its Chief Executive Officer and

JTH HOLDING, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
July 31, 2012 and 2011 (Unaudited) (Continued)

(12) Commitments and Contingencies (Continued)

another of the Company's employees in the United States District Court for the District of South Carolina, in a case styled Martin v. JTH Tax, Inc. In this case, the plaintiffs allege that the employees of the Company's franchisees fraudulently increased customer tax refunds, and that this behavior was pursuant to a plan or scheme in which the Company and its employees were involved. In this case, the plaintiffs seek damages in excess of $5 million, certification of class action status, treble damages under a claim pursuant to The Racketeer Influenced and Corrupt Organizations Act of 1970, punitive damages, and other damages. This case is in the early stages of the proceeding. The Company believes that the probability of a loss related to this matter is remote; consequently the Company has not recorded a loss contingency related to this matter. The Company intends to defend this case vigorously, but there can be no assurances as to the outcome or the impact on the Company's consolidated financial position, results of operations and cash flows.

The Company is also party to claims and lawsuits that are considered to be ordinary, routine litigation and investigations incidental to the business, including claims and lawsuits concerning the preparation of customers' income tax returns, the fees charged to customers for various products and services, relationships with franchisees, intellectual property disputes, employment matters and contract disputes. Although the Company cannot provide assurance that it will ultimately prevail in each instance, the Company believes the amount, if any, it will be required to pay in the discharge of liabilities or settlements in these claims will not have a material adverse impact on its consolidated results of operations.

(13) Subsequent Event

The Company uses a third-party financial institution to provide certain financial products to its customers, pursuant to an agreement that expires on October 16, 2014. For the year ended April 30, 2012, a significant portion of the Company's customer's financial products were provided by this financial institution. On August 27, 2012, the Company delivered a termination notice with respect to that agreement. This notice provides for an effective date of termination of September 16, 2012, but under the terms of the agreement, the Company will continue to work with the financial institution to modify the terms of the agreement in a way that may avert the termination. If the agreement is terminated, the Company believes there will be little impact on its customers because the Company can offer similar financial products through its contractual relationship with another third-party and internal capabilities.

                Shares

JTH Holding, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

                      , 2012

Through and including                                             , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		$10,449
FINRA filing fee		9,500
NASDAQ listing fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers.

The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant, which is not eliminated by these provisions of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL (which covers liability with respect to the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant may indemnify and hold harmless, to the fullest extent permitted by applicable law, as may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another registrant or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person.

Item 15.    Recent Sales of Unregistered Securities.

Since May 1, 2009, the Registrant has made sales of the following unregistered securities:

Option Grants and Common Stock Issuances

From May 1, 2009 through July 31, 2012, the Registrant granted to certain of its executive officers, directors, employees and independent contractors options to purchase an aggregate of 2,198,705 shares of Class A common stock under the Registrant's stock option plan at exercise prices ranging from $15.00 to $16.50 per share.

From May 1, 2009 through July 31, 2012, the Registrant issued and sold to certain of its executive officers, directors, employees and/or independent contractors an aggregate of 1,178,208 shares of Class A common stock upon the exercise of options under the stock option plan at exercise prices ranging from $5.50 to $15.00 per share, at a weighted average exercise price of $7.99 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions by an issuer not involving any public offering or pursuant to certain compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1+	Amended and Restated Certificate of Incorporation of JTH Holding, Inc.
3.1.1*	Form of Second Amended and Restated Certificate of Incorporation of JTH Holding, Inc.
3.2+	Amended and Restated Bylaws of JTH Holding, Inc.
4.1+	Preferred Stock Purchase Agreement between JTH Tax, Inc. and Edison Venture Fund IV, L.P. dated as of April 27, 1999
4.2+	Investor Rights Agreement between JTH Tax, Inc., Envest Ventures I, LLC and certain stockholders of JTH Tax, Inc. dated as of July 30, 2001
4.3+	Share Exchange Agreement among DataTax Business Services Limited, Liberty Tax Holding Corporation, Liberty Tax Service Inc. and JTH Tax, Inc. dated as of October 16, 2001
4.4+	Support Agreement between JTH Tax, Inc. and Liberty Tax Holding Corporation dated as of October 16, 2001
4.5	Specimen Common Stock Certificate of JTH Holding, Inc. (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to Form 10, File No. 000-54660 filed on June 1, 2012)
5.1*	Opinion of Troutman Sanders LLP
10.1#+	JTH Holding, Inc. 2011 Equity and Cash Incentive Plan
10.2#+	JTH Tax, Inc. Stock Option Plan dated as of May 1, 1998
10.3#+	Form of Stock Option Agreement under Stock Option Plan
10.4+†	Amended and Restated Distributor Agreement between NetSpend Corporation and JTH Tax, Inc. dated as of June 1, 2010
10.5‡	Form of Franchise Agreement for United States Franchisees

Exhibit Number	Exhibit Description
10.6‡	Form of Area Developer Agreement for United States Area Developers
10.7‡#	Form of Incentive Stock Option Agreement for Employees via JTH Holding, Inc. 2011 Equity and Cash Incentive Plan
10.8#	Employment Agreement for John T. Hewitt dated June 1, 2012 (incorporated by reference to Exhibit 10.1, of Form 8-K, File No. 000-54660 filed on June 14, 2012)
10.9#	Employment Agreement for Mark F. Baumgartner dated June 1, 2012 (incorporated by reference to Exhibit 10.2 of Form 8-K, File No. 000-54660 filed on June 14, 2012)
10.10#	Employment Agreement for T. Rufe Vanderpool dated June 1, 2012 (incorporated by reference to Exhibit 10.3 of Form 8-K, File No. 000-54660 filed on June 14, 2012)
10.11#	Amended and Restated Employment Agreement for James J. Wheaton dated June 1, 2012 (incorporated by reference to Exhibit 10.4 of Form 8-K, File No. 000-54660 filed on June 14, 2012)
10.12	Revolving Credit and Term Loan Agreement dated as of April 30, 2012 among JTH Holding, Inc. and SunTrust Bank (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Form 10, File No. 000-54660 filed on May 18, 2012)
10.13	Security Agreement among JTH Holding, Inc. and certain of its subsidiaries and Sun Trust Bank dated as of April 30, 2012 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Form 10, File No. 000-54660 filed on May 18, 2012)
10.14	Pledge Agreement among JTH Holding, Inc. and certain of its subsidiaries and Sun Trust Bank dated as of April 30, 2012 (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Form 10, File No. 000-54660 filed on May 18, 2012)
10.15	Subsidiary Guaranty Agreement among certain subsidiaries of JTH Holding, Inc. and SunTrust Bank dated April 30, 2012 (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form 10, File No. 000-54660 filed on May 18, 2012)
21.1‡	Subsidiaries of JTH Holding, Inc.
23.1‡	Consent of KPMG LLP
23.2*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1+	Powers of Attorney (included in signature page)

‡
Filed herewith.

+
Previously filed.

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.

†
Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.

  (b)
  Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, Commonwealth of Virginia, on the 15th day of October, 2012.

JTH HOLDING, INC.
By:	/s/ JOHN T. HEWITT John T. Hewitt Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN T. HEWITT John T. Hewitt	Chief Executive Officer and Chairman (Principal Executive Officer)	October 15, 2012
* Mark F. Baumgartner	Chief Financial Officer (Principal Financial Officer)	October 15, 2012
* Thomas S. Daniels	Chief Accounting Officer (Principal Accounting Officer)	October 15, 2012
* Gordon D'Angelo	Director	October 15, 2012
* John R. Garel	Director	October 15, 2012
* Gary P. Golding	Director	October 15, 2012
* Steven Ibbotson	Director	October 15, 2012

Signature		Title	Date

* Ross N. Longfield		Director	October 15, 2012
* Ellen M. McDowell		Director	October 15, 2012
* George T. Robson		Director	October 15 2012
*By:	/s/ JOHN T. HEWITT John T. Hewitt Attorney-in-fact

Exhibit Index

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1+	Amended and Restated Certificate of Incorporation of JTH Holding, Inc.
3.1.1*	Form of Second Amended and Restated Certificate of Incorporation of JTH Holding, Inc.
3.2+	Amended and Restated Bylaws of JTH Holding, Inc.
4.1+	Preferred Stock Purchase Agreement between JTH Tax, Inc. and Edison Venture Fund IV, L.P. dated as of April 27, 1999
4.2+	Investor Rights Agreement between JTH Tax, Inc., Envest Ventures I, LLC and certain stockholders of JTH Tax, Inc. dated as of July 30, 2001
4.3+	Share Exchange Agreement among DataTax Business Services Limited, Liberty Tax Holding Corporation, Liberty Tax Service Inc. and JTH Tax, Inc. dated as of October 16, 2001
4.4+	Support Agreement between JTH Tax, Inc. and Liberty Tax Holding Corporation dated as of October 16, 2001
4.5	Specimen Common Stock Certificate of JTH Holding, Inc. (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to Form 10, File No. 000-54660 filed on June 1, 2012)
5.1*	Opinion of Troutman Sanders LLP
10.1#+	JTH Holding, Inc. 2011 Equity and Cash Incentive Plan
10.2#+	JTH Tax, Inc. Stock Option Plan dated as of May 1, 1998
10.3#+	Form of Stock Option Agreement under Stock Option Plan
10.4+†	Amended and Restated Distributor Agreement between NetSpend Corporation and JTH Tax, Inc. dated as of June 1, 2010
10.5‡	Form of Franchise Agreement for United States Franchisees
10.6‡	Form of Area Developer Agreement for United States Area Developers
10.7‡#	Form of Incentive Stock Option Agreement for Employees via JTH Holding, Inc. 2011 Equity and Cash Incentive Plan
10.8#	Employment Agreement for John T. Hewitt dated June 1, 2012 (incorporated by reference to Exhibit 10.1, of Form 8-K, File No. 000-54660 filed on June 14, 2012)
10.9#	Employment Agreement for Mark F. Baumgartner dated June 1, 2012 (incorporated by reference to Exhibit 10.2 of Form 8-K, File No. 000-54660 filed on June 14, 2012)
10.10#	Employment Agreement for T. Rufe Vanderpool dated June 1, 2012 (incorporated by reference to Exhibit 10.3 of Form 8-K, File No. 000-54660 filed on June 14, 2012)
10.11#	Amended and Restated Employment Agreement for James J. Wheaton dated June 1, 2012 (incorporated by reference to Exhibit 10.4 of Form 8-K, File No. 000-54660 filed on June 14, 2012)
10.12	Revolving Credit and Term Loan Agreement dated as of April 30, 2012 among JTH Holding, Inc. and SunTrust Bank (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Form 10, File No. 000-54660 filed on May 18, 2012)
10.13	Security Agreement among JTH Holding, Inc. and certain of its subsidiaries and Sun Trust Bank dated as of April 30, 2012 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Form 10, File No. 000-54660 filed on May 18, 2012)
10.14	Pledge Agreement among JTH Holding, Inc. and certain of its subsidiaries and Sun Trust Bank dated as of April 30, 2012 (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Form 10, File No. 000-54660 filed on May 18, 2012)
10.15	Subsidiary Guaranty Agreement among certain subsidiaries of JTH Holding, Inc. and SunTrust Bank dated April 30, 2012 (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form 10, File No. 000-54660 filed on May 18, 2012)
21.1‡	Subsidiaries of JTH Holding, Inc.
23.1‡	Consent of KPMG LLP
23.2*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1+	Powers of Attorney (included in signature page)

‡
Filed herewith.

+
Previously filed.

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.

†
Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.